     As filed with the Securities and Exchange Commission on April 3, 1998

                                                      Registration No. 333-39157

                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                          ---------------------------

                         PRE-EFFECTIVE AMENDMENT NO. 1
                                    FORM S-6

                          ---------------------------

                 FOR THE REGISTRATION UNDER THE SECURITIES ACT
                OF 1933 OF SECURITIES OF UNIT INVESTMENT TRUSTS
                           REGISTERED ON FORM N-8B-2

                          ---------------------------

A.       Exact name of trust:

                NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
                   VARIABLE UNIVERSAL LIFE SEPARATE ACCOUNT-I

B.       Name of depositor:

                NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION

C.       Complete address of depositor's principal executive office:

                               51 Madison Avenue
                           New York, New York  10010

D.       Name and complete address of agent for service:

                             Linda M. Reimer, Esq.
                          New York Life Insurance and
                              Annuity Corporation
                               51 Madison Avenue
                           New York, New York  10010

                                    Copy to:

Jeffrey S. Puretz                              Michael J. McLaughlin, Esq.
Dechert Price & Rhoads                         Senior Vice President
1500 K Street, N. W.                           and General Counsel
Washington, D. C.  20005                       New York Life Insurance Company
                                               51 Madison Avenue
                                               New York, New York  10010

E.       Title of securities being registered:

         Survivorship Variable Adjustable Life Insurance Policy.

F.       Approximate date of proposed public offering:   Not applicable

G.       Amount of filing fee: None.

H. Proposed maximum aggregate offering price to the public of the securities being registered:

         Pursuant to Rule 24f-2 under the Investment Company Act of 1940, Registrant is registering an indefinite amount of the securities being offered pursuant to this Registration Statement, and will file its Notice pursuant to Rule 24f-2 for its fiscal year ending December 31, 1998 on or before March 30, 1999.

                             CROSS REFERENCE SHEET

                      INFORMATION REQUIRED IN A PROSPECTUS

Item of Form N-8B-2                                    Prospectus Caption
-------------------                                    ------------------
    1                                                  Definitions; The Separate Account

    2                                                  About NYLIAC

    3                                                  Not Applicable

    4                                                  Sales and Other Agreements

    5                                                  The Separate Account

    6                                                  The Separate Account

    9                                                  Legal Proceedings

    10                                                 Summary of Policy Features; General Description; Life Insurance Protection;
                                                       Cash Value and Cash Surrender Value; Loans; Partial Withdrawals; Surrenders;
                                                       Additional Benefits through Riders and Options; Policy Split Option;
                                                       Premiums; Investments; Deductions and Charges; Policy Proceeds; Additional
                                                       Policy Provisions; Free Look; Exchange Privilege; Additional Provisions
                                                       Regarding the Separate Account; About NYLIAC; Sales and Other Agreements

    11                                                 Cash Value and Cash Surrender Value; The Separate Account

    12                                                 Funds; Portfolios; About NYLIAC; Sales and Other Agreements

    13                                                 Summary of Policy Features; General Description; Loans; Partial Withdrawals;
                                                       Surrenders; Premiums; Investments; Deductions and Charges; Sales and Other
                                                       Agreements

    14                                                 Summary of Policy Features; General Description; Premiums; Investments; Sales
                                                       and Other Agreements

    15                                                 Summary of Policy Features; General Description; Cash Value and Cash
                                                       Surrender Value; Premiums; Investments

    16                                                 Summary of Policy Features; General Description; Cash Value and Cash
                                                       Surrender Value; Premiums; Investments

Item of Form N-8B-2                                    Prospectus Caption
-------------------                                    ------------------
    17                                                 Summary of Policy Features; General Description; Cash Value and Cash
                                                       Surrender Value; Loans; Partial Withdrawals; Surrenders

    18                                                 Summary of Policy Features; General Description; Cash Value and Cash
                                                       Surrender Value; Loans; Partial Withdrawals; Surrenders; Premiums;
                                                       Investments

    19                                                 Records and Reports

    20                                                 Not Applicable

    21                                                 Loans

    22                                                 Not Applicable

    23                                                 Not Applicable

    24                                                 Additional Policy Provisions; Additional Provisions Regarding the Separate
                                                       Account

    25                                                 About NYLIAC

    26                                                 Deductions and Charges; Loans; Withdrawals; Surrenders;  Reinstatement;
                                                       Additional Policy Provisions

    27                                                 About NYLIAC

    28                                                 Directors and Principal Officers of NYLIAC

    29                                                 About NYLIAC

    30                                                 Not Applicable

    31                                                 Not Applicable

    32                                                 Not Applicable

    33                                                 Not Applicable

    34                                                 Not Applicable

    35                                                 Not Applicable

    37                                                 Not Applicable

    38                                                 Sales and Other Agreements

    39                                                 Sales and Other Agreements

    40                                                 Sales and Other Agreements

    41                                                 Sales and Other Agreements

    42                                                 Not Applicable

Item of Form N-8B-2                                    Prospectus Caption
-------------------                                    ------------------
    43                                                 Not Applicable

    44                                                 Cash Value and Cash Surrender Value

    45                                                 Not Applicable

    46                                                 Cash Value and Cash Surrender Value; Loans; Partial Withdrawals; Surrenders;
                                                       Deductions and Charges; Investments

    47                                                 Cash Value and Cash Surrender Value; Loans; Partial Withdrawals; Surrenders;
                                                       Deductions and Charges; Investments

    48                                                 Not Applicable

    49                                                 Not Applicable

    50                                                 Investments; Additional Provisions Regarding the Separate Account

    51                                                 Cover Page; Summary of Policy Features; Life Insurance Protection; Additional
                                                       Benefits through Riders and Options; Policy Split Option; Surrenders;
                                                       Premium; Policy Proceeds; Additional Policy Provisions

    52                                                 Investments; Additional Provisions Regarding the Separate Account

    53                                                 Federal Income Tax Considerations

    54                                                 Not Applicable

    55                                                 Not Applicable

            SURVIVORSHIP VARIABLE UNIVERSAL LIFE INSURANCE POLICIES

                          PROSPECTUS DATED MAY 1, 1998


     This Prospectus describes a flexible premium survivorship variable universal life insurance policy offered by New York Life Insurance and Annuity Corporation ("NYLIAC").

                                POLICY FEATURES

LIFE INSURANCE PROTECTION--This policy offers life insurance protection on two insureds, with a life insurance benefit payable when the last surviving insured dies while the policy is in effect.

CHOICE OF LIFE INSURANCE BENEFIT OPTIONS--You may choose either a fixed life insurance benefit equal to the face amount of your policy or a variable life insurance benefit equal to the sum of your policy's face amount and cash value. If you choose a variable benefit, the life insurance benefit may increase or decrease depending on the performance of the investment options you select. Your policy's life insurance benefit will never be less than the face amount of your policy. A higher life insurance benefit may apply if necessary to qualify as life insurance under the Internal Revenue Code. The policy proceeds we pay will be the sum of this life insurance benefit plus any rider death benefits less any loans (including any accrued loan interest).

FLEXIBLE PREMIUM PAYMENTS--You may decide the amount of premiums to pay and when to pay them, within limits. Although premium payments are flexible, additional premiums may be required to keep the policy in effect. The policy may terminate if its cash surrender value is insufficient to pay the policy's monthly charges. The cash surrender value of your policy will fluctuate depending on the performance of the investment options you have chosen.

LOANS, WITHDRAWALS AND SURRENDERS--You can borrow against or withdraw money from your policy, within limits. Loans and withdrawals will reduce the policy's proceeds and cash surrender value. You can also surrender your policy at any time. The cash surrender value of your policy may increase or decrease depending on the performance of the investment options you select. There is no guaranteed cash surrender value for your policy. If you surrender your policy or take a partial withdrawal during the first fifteen policy years or within fifteen years after you increase the face amount, a surrender charge may apply.

FACE AMOUNT INCREASES AND DECREASES--You may increase or decrease the face amount of your policy, within limits. We will apply a new schedule of surrender charges to any increase in your policy's face amount. We may also deduct a surrender charge for any reduction in the face amount.

INVESTMENT OPTIONS--Your policy allows you to choose how you want to invest your premium payments. You have the option of allocating your premiums among eighteen investment divisions and a fixed account. The eighteen investment divisions available under your policy are:


--   MainStay VP Capital Appreciation
--   MainStay VP Cash Management
--   MainStay VP Convertible
--   MainStay VP Government
--   MainStay VP High Yield Corporate Bond
--   MainStay VP International Equity
--   MainStay VP Total Return
--   MainStay VP Value
--   MainStay VP Bond
--   MainStay VP Growth Equity
--   MainStay VP Indexed Equity
--   Alger American Small Capitalization
--   Calvert Social Balanced
--   Fidelity VIP II Contrafund
--   Fidelity VIP Equity-Income
--   Janus Aspen Series Balanced
--   Janus Aspen Series Worldwide Growth
--   Morgan Stanley Emerging Markets Equity


We do not guarantee the investment performance of the investment divisions, which involve varying degrees of risk.

FREE LOOK PERIOD--You may examine the policy for a limited period and cancel it for a refund of the greater of the cash value of your policy or the total premiums you have paid less any loans or withdrawals you have taken.

REPLACING EXISTING INSURANCE WITH THIS POLICY MAY NOT BE TO YOUR ADVANTAGE.

                               IMPORTANT NOTICES


 THIS PROSPECTUS PROVIDES INFORMATION THAT A PROSPECTIVE INVESTOR SHOULD KNOW BEFORE INVESTING. PLEASE READ IT CAREFULLY AND RETAIN IT FOR FUTURE REFERENCE. THIS PROSPECTUS IS NOT VALID UNLESS ATTACHED TO CURRENT PROSPECTUSES FOR THE MAINSTAY VP SERIES FUND, INC., THE ALGER AMERICAN FUND, THE CALVERT VARIABLE SERIES, THE FIDELITY VARIABLE INSURANCE PRODUCTS FUND II, THE FIDELITY VARIABLE INSURANCE PRODUCTS FUND, THE JANUS ASPEN SERIES AND THE MORGAN STANLEY UNIVERSAL FUNDS, INC.


 THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               TABLE OF CONTENTS


                                         PAGE
                                         ----
SUMMARY OF POLICY FEATURES.............    4
DEFINITIONS............................    8
GENERAL DESCRIPTION....................   10
  How the Policy is Available..........   10
  How the Policy Works.................   10
LIFE INSURANCE PROTECTION..............   12
  Your Policy Proceeds.................   12
     Your Life Insurance Benefit.......   12
     Changing Your Life Insurance
       Benefit Option..................   13
     Changing the Face Amount of Your
       Policy..........................   15
CASH VALUE AND CASH SURRENDER VALUE....   16
  Cash Value...........................   16
     Amount in the Separate Account....   16
     Amount in the Fixed Account.......   17
     Investment Return.................   17
  Cash Surrender Value.................   17
LOANS..................................   18
  Your Policy as Collateral for the
     Loan..............................   18
  Loan Interest........................   18
  Interest on the Cash Value Held as
     Collateral........................   18
  When Loan Interest is Due............   19
  Loan Repayment.......................   19
  The Effects of a Policy Loan.........   19
PARTIAL WITHDRAWALS....................   20
  Amount Available to Withdraw.........   20
  Requesting a Partial Withdrawal......   20
  When is the Partial Withdrawal
     Effective.........................   20
  Partial Withdrawal Fee and Surrender
     Charge............................   20
  Allocation of Partial Withdrawal and
     Fee...............................   20
  The Effects of a Partial
     Withdrawal........................   21
SURRENDERS.............................   21
  Requesting a Surrender...............   21
  When is the Surrender Effective......   21
  Surrender Charges....................   21
ADDITIONAL BENEFITS THROUGH RIDERS AND
  OPTIONS..............................   21
  How the Riders are Available.........   22
  Supplementary Term Rider.............   22
  First-to-Die Monthly Deduction Waiver
     Rider.............................   23
  Level First-to-Die Term Rider........   23
  Living Benefits Rider................   23



                                         PAGE
                                         ----
POLICY SPLIT OPTION....................   24
  About Your New Policy................   24
PREMIUMS...............................   25
  Termination..........................   26
  Late Period..........................   26
  Reinstatement Option.................   26
  Maturity Date........................   27
INVESTMENTS............................   27
  The Separate Account.................   28
     Funds.............................   29
     Portfolios........................   30
     Additions, Deletions or
       Substitutions of Investments....   34
     Reinvestment......................   35
  The Fixed Account....................   35
     Interest Credited on Amounts in
       the Fixed Account...............   35
     Assets in the Fixed Account.......   35
  Transfers Between Investment
     Divisions and/or the Fixed
     Account...........................   35
     Requesting a Transfer.............   36
  Dollar Cost Averaging................   36
  Automatic Asset Reallocation.........   37
  Interest Sweep.......................   38
DEDUCTIONS AND CHARGES.................   38
  Deductions from Premiums.............   39
     Sales Expense Charge..............   39
     Premium Tax Charge................   40
     Federal Tax Charge................   40
  Deductions from Cash Value...........   40
     Monthly Contract Charge...........   41
     Charge for Cost of Insurance
       Protection......................   41
     Charge Per $1,000 of Initial Face
       Amount..........................   42
     Rider Charges.....................   42
  Separate Account Charges.............   42
     Mortality and Expense Risk
       Charge..........................   42
     Administrative Charge.............   43
     Other Charges for Federal Income
       Taxes...........................   43
  Fund Charges.........................   43
  Surrender Charges....................   45
     Charges in Policy Years 1-15......   45
     Additional Charge on a Surrender
       in the First Policy Year........   45
     Surrender Charges after Face
       Amount Increases................   45

                                         PAGE
                                         ----
     Surrender Charges on Face Amount
       Decreases.......................   46
     Exceptions to Surrender Charge....   46
POLICY PROCEEDS........................   46
  Beneficiary..........................   46
  When We Pay Proceeds.................   47
  Payment Options......................   48
  Payees...............................   49
ADDITIONAL POLICY PROVISIONS...........   49
  Limits on Our Rights to Challenge
     Your Policy.......................   49
  Suicide..............................   49
  Misstatement of Age or Sex...........   50
  Assignment...........................   50
FREE LOOK..............................   50
EXCHANGE PRIVILEGE.....................   50
ADDITIONAL PROVISIONS REGARDING THE
  SEPARATE ACCOUNT.....................   51



                                         PAGE
                                         ----
  Your Voting Rights...................   51
  Our Rights...........................   51
FEDERAL INCOME TAX CONSIDERATIONS......   52
ABOUT NYLIAC...........................   58
  Year 2000 Readiness..................   58
  Directors and Principal Officers of
     NYLIAC............................   59
RECORDS AND REPORTS....................   60
SALES AND OTHER AGREEMENTS.............   60
LEGAL PROCEEDINGS......................   61
INDEPENDENT ACCOUNTANTS................   61
EXPERTS................................   61
FINANCIAL STATEMENTS...................   61
FINANCIAL STATEMENTS...................  F-1
APPENDIX A: Illustrations..............  A-1
APPENDIX B: Variations By
  Jurisdiction.........................  B-1


                                IMPORTANT NOTICE

   THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH AN OFFERING MAY NOT LAWFULLY BE MADE. WE DO NOT AUTHORIZE ANY INFORMATION OR REPRESENTATIONS REGARDING THE OFFERING DESCRIBED IN THIS PROSPECTUS OTHER THAN AS CONTAINED IN THIS PROSPECTUS OR ANY ATTACHED SUPPLEMENT OR IN ANY SUPPLEMENTAL SALES MATERIAL WE AUTHORIZE.

                           SUMMARY OF POLICY FEATURES

     THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE TERMS OF YOUR POLICY AND RIDERS AND THE MORE DETAILED INFORMATION CONTAINED LATER IN THIS PROSPECTUS, INCLUDING THE APPENDIX OF VARIATIONS BY JURISDICTION CONTAINED IN APPENDIX B.
 POLICY PROCEEDS -- When the last surviving insured dies, we will pay the beneficiary of your Policy an amount equal to your Policy's Life Insurance Benefit plus any rider death benefits less any outstanding loans (including accrued loan interest).

-- LIFE INSURANCE BENEFITS

  - Option 1--a fixed benefit equal to your Policy's face amount.

  - Option 2--a variable benefit that equals the sum of your Policy's face amount and cash value.

  - In some cases, a higher Life Insurance Benefit may apply if necessary to qualify as life insurance under the Internal Revenue Code.

  - Within limits, you may increase or decrease the face amount of your Policy. The minimum face amount for your Policy is $100,000.
 RIDER BENEFITS -- You may apply for the following additional rider benefits:


-- SUPPLEMENTARY TERM RIDER


-- FIRST-TO-DIE MONTHLY DEDUCTION WAIVER RIDER

-- LEVEL FIRST-TO-DIE TERM RIDER

-- LIVING BENEFITS RIDER

 LOANS -- You may borrow up to 90% of your Policy's cash surrender value. Any amount that secures a loan remains part of your Policy's cash surrender value but is transferred to the Fixed Account. Amounts securing a loan may earn a different interest rate than other amounts in the Fixed Account. For the first ten Policy Years, the interest rate we currently credit on the amounts set aside to secure the loan is 1.0% lower than the rate we charge for loan interest. Beginning in the eleventh Policy Year, the interest we currently expect to credit on the loaned amounts is 0.5% lower than the interest rate we charge for loan interest. We guarantee the interest rate we credit on the loaned amounts will never be less than 2.0% lower than the interest rate we charge for loan interest.

 PARTIAL WITHDRAWALS -- You may request a partial withdrawal from your Policy's cash surrender value at any time, within limits. When you make a partial withdrawal, we will deduct a fee for processing the withdrawal. A surrender charge may apply as a result of a partial withdrawal.
 SURRENDERS -- You may surrender your Policy for its cash surrender value at any time while either insured is living. If you surrender your Policy during the first fifteen Policy Years or within fifteen years after you increase the face amount of your Policy, a surrender charge may apply.

 PREMIUMS -- You may make premium payments as often as you like and for any amount you choose, within limits. Other than the initial premium, there are no required premium payments. However, under certain conditions, you may be required to make additional premium payments to keep your Policy from terminating.
 DEDUCTIONS AND CHARGES --

DEDUCTIONS FROM PREMIUMS

-- SALES EXPENSE CHARGE


  - Target Premium--We assess a sales expense charge based on your Policy's Target Premium. Your initial Target Premium is set at the time your Policy is issued. You can find this initial Target Premium on the Policy Data Page of your Policy. Your Target Premium may change if you change the face amount of your Policy.



  - Current--During each of the first ten Policy Years, we currently deduct a sales expense charge of 8% of any premiums paid up to the Target Premium. Once the Target Premium for that Policy Year has been reached, we currently deduct a sales expense charge of 4% from any additional premiums paid in that Policy Year. During each Policy Year beginning with the eleventh Policy Year, we currently expect to deduct a sales expense charge of 4% of any premiums paid up to the Target Premium, with no charge for premiums paid in excess of the Target Premium.


  - Guaranteed--During each of the first ten Policy Years, we guarantee that any sales expense charge we deduct will never exceed 9% of any premiums paid up to the Target Premium. Once the Target Premium for that Policy Year has been reached, we will never deduct a sales expense charge more than 6.5% of any additional premiums paid in that Policy Year. Beginning with the eleventh Policy Year, we guarantee that any sales expense charge will never exceed 6.5% of any premiums paid.

-- PREMIUM TAX CHARGE

   We deduct 2% of each premium payment you make as a premium tax charge. We may increase this charge to reflect changes in the law.

-- FEDERAL TAX CHARGE

   For Non-Qualified Policies, we deduct 1.25% of each premium payment you make as a Federal tax charge. We may increase this charge to reflect changes in the law.

DEDUCTIONS FROM CASH VALUE

-- MONTHLY CONTRACT CHARGE


  - Current--We currently deduct a monthly contract charge of $59 per month during the first Policy Year and expect to deduct $9 per month in later Policy Years.


  - Guaranteed--We guarantee that we will never deduct a monthly contract charge that exceeds $62 per month during the first Policy Year and $12 per month in later Policy Years.

-- CHARGE FOR COST OF INSURANCE PROTECTION

   We deduct a charge for cost of insurance protection each month. This charge is equal to the net amount at risk multiplied by a monthly cost of insurance rate plus any applicable flat extra charge. The monthly cost of insurance rate is determined based on the insureds' issue ages, sexes, and underwriting classes and the Policy Year. The cost of insurance rates will never exceed the guaranteed maximum cost of insurance rates for your Policy.

-- CHARGE PER $1,000 OF THE INITIAL FACE AMOUNT


   On each Monthly Deduction Day, during the first three Policy Years, we will deduct $0.04 per $1,000 of your Policy's initial face amount (not including riders). We guarantee we will never increase this charge. This charge will always be at least $10 per month and will never be more than $100 per month.


-- RIDER CHARGES

   Each month, we will deduct any cost of insurance charges for the optional riders you have chosen.

SEPARATE ACCOUNT CHARGES

-- MORTALITY AND EXPENSE RISK CHARGE

  - Current--We currently deduct a daily mortality and expense risk charge that is equivalent to an annual rate of 0.60% of the average daily net asset value of each Investment Division.

  - Guaranteed--We guarantee that the mortality and expense risk charge will never exceed the equivalent of an annual rate of 0.90% of the average daily net asset value of each Investment Division.

-- ADMINISTRATIVE CHARGE

   We deduct a daily administrative charge equivalent to an annual rate of 0.10% of the average daily net asset value of each Investment Division. We guarantee we will never increase this charge.

-- OTHER CHARGES FOR FEDERAL INCOME TAXES

   We do not currently deduct a charge for Federal income taxes from the Investment Divisions, though we may do so in the future, to reflect changes in the law.


FUND CHARGES-- Each Investment Division of the Separate Account purchases shares of the corresponding Eligible Portfolio at net asset value. The net asset value reflects the investment advisory fees and other expenses that are deducted from the assets of the Portfolio. The advisory fees and other expenses are not fixed or specified under the terms of the Policy, and they may vary from year to year. These fees and expenses are described in the Funds' prospectuses. (See page 43 for a list of these charges.)



SURRENDER CHARGES-- If you surrender your Policy or if you decrease the face amount of your Policy (including a decrease in the face amount that results from changing the Life Insurance Benefit Option or from a partial withdrawal) during the first fifteen Policy Years or within fifteen years after you increase the face amount, a surrender charge may apply. (See page 45 for an explanation of these charges.)

 INVESTMENTS -- The balance of your premium payment after we deduct the premium charges is called your net premium. Your net premium is allocated between the eighteen Investment Divisions available under the Policy and the Fixed Account, based on your instructions. The eighteen Investment Divisions available under your Policy are:


-- MainStay VP Capital Appreciation      -- MainStay VP Growth Equity
-- MainStay VP Cash Management           -- MainStay VP Indexed Equity
-- MainStay VP Convertible               -- Alger American Small Capitalization
-- MainStay VP Government                -- Calvert Social Balanced
-- MainStay VP High Yield Corporate      -- Fidelity VIP II Contrafund
     Bond                                -- Fidelity VIP Equity-Income
-- MainStay VP International Equity      -- Janus Aspen Series Balanced
-- MainStay VP Total Return              -- Janus Aspen Series Worldwide Growth
-- MainStay VP Value                     -- Morgan Stanley Emerging Markets
-- MainStay VP Bond                            Equity


     You may adjust your allocation to various Investment Divisions and/or the Fixed Account by changing your premium allocation percentages or making transfers among these options, within limits.
 ADDITIONAL INFORMATION

FREE LOOK PERIOD

-- You have the right to examine your Policy. If you are not satisfied with it, you may cancel it within twenty days.

-- If you cancel the Policy, we will refund the greater of the cash value of your Policy or the total premiums you have paid, less any loans or partial withdrawals you have taken.

INCOME TAX EFFECT

-- Generally, life insurance benefits are not currently subject to Federal income tax. The earnings on the amounts you invest in the Investment Divisions and the Fixed Account are also generally not subject to income tax as long as they remain invested in the Policy. If you take a partial withdrawal, surrender or terminate your Policy, or if your Policy matures, you may incur taxable income. You may also incur taxable income if your Policy becomes a modified endowment contract and you take a Policy loan.

                                IMPORTANT NOTICE

     THE POLICY IS A LEGAL CONTRACT BETWEEN YOU AND NYLIAC. THE CONTRACT CONSISTS OF THE APPLICATION FOR THE POLICY AND THE POLICY, AND ANY RIDERS AND ENDORSEMENTS ATTACHED TO IT.

                                   VARIATIONS

     SURVIVORSHIP VARIABLE UNIVERSAL LIFE IS SUBJECT TO THE INSURANCE LAWS AND REGULATIONS OF EACH JURISDICTION IN WHICH IT IS SOLD. AS A RESULT, CERTAIN TERMS OF OUR SURVIVORSHIP VARIABLE UNIVERSAL LIFE POLICIES MAY VARY FROM JURISDICTION TO JURISDICTION. APPENDIX B LISTS THE VARIATIONS THAT APPLY TO SURVIVORSHIP VARIABLE UNIVERSAL LIFE. PLEASE REVIEW THIS LIST TO DETERMINE WHETHER ANY OF THESE VARIATIONS APPLY TO YOUR POLICY.

                                  DEFINITIONS


ELIGIBLE PORTFOLIOS ("PORTFOLIOS"): The available mutual fund Portfolios of the Funds. The MainStay VP Series Fund currently has eleven Portfolios available for investment by the Investment Divisions of the Separate Account: the MainStay VP Capital Appreciation, MainStay VP Cash Management, MainStay VP Convertible, MainStay VP Government, MainStay VP High Yield Corporate Bond, MainStay VP International Equity, MainStay VP Total Return, MainStay VP Value, MainStay VP Bond, MainStay VP Growth Equity and MainStay VP Indexed Equity Portfolios. The Alger American Fund has one Portfolio available to the Separate Account: the Alger American Small Capitalization Portfolio. The Calvert Fund has one Portfolio available to the Separate Account: the Calvert Social Balanced Portfolio. Fidelity Investments(R) has two Portfolios available to the Separate
Account: the Contrafund Portfolio of the Fidelity Variable Insurance Products Fund II ("Fidelity VIP II Contrafund Portfolio") and the Equity-Income Portfolio of the Fidelity Variable Insurance Products Fund ("Fidelity VIP Equity-Income Portfolio"). The Janus Aspen Series has two Portfolios available to the Separate
Account: the Balanced Portfolio of the Janus Aspen Series ("Janus Aspen Series Balanced Portfolio") and the Worldwide Growth Portfolio of the Janus Aspen Series ("Janus Aspen Series Worldwide Growth Portfolio"). The Morgan Stanley Fund has one Portfolio available to the Separate Account: the Emerging Markets Equity Portfolio of the Morgan Stanley Universal Funds, Inc. ("Morgan Stanley Emerging Markets Equity Portfolio").


FIXED ACCOUNT: The Fixed Account is supported by assets in the general account of NYLIAC. The amount in the Fixed Account earns interest on a daily basis.


FUNDS (EACH INDIVIDUALLY A "FUND"): The MainStay VP Series Fund, Inc. ("MainStay VP Series Fund" and, formerly, "New York Life MFA Series Fund, Inc."), The Alger American Fund ("The Alger American Fund"), the Calvert Variable Series ("Calvert Fund"), the Fidelity Variable Insurance Products Fund and the Fidelity Variable Insurance Products Fund II (collectively "Fidelity Investments(R)"), the Janus Aspen Series and the Morgan Stanley Universal Funds, Inc. ("Morgan Stanley Fund").


INVESTMENT DIVISION: A division of the Separate Account. Each Investment Division invests exclusively in shares of a specified Eligible Portfolio.

ISSUE DATE:  The date we issue the Policy as specified in the Policy Data Page.

LIFE INSURANCE BENEFIT: The benefit calculated under the Life Insurance Benefit Option you have chosen.

MONTHLY DEDUCTION DAY: The date on which we deduct your monthly charges from your Policy's cash value. The first Monthly Deduction Day occurs on your Policy's Issue Date. After that, Monthly Deduction Days occur on each monthly anniversary of the Policy Date.

NON-QUALIFIED POLICY: A Policy that is issued to persons or entities other than employee benefit plans that qualify for special Federal income tax treatment.

POLICY: The flexible premium survivorship variable universal life insurance Policy offered by NYLIAC that is described in this Prospectus.

POLICY DATA PAGE: Page 2 of your Policy. The Policy Data Page contains your Policy's specifications.

POLICY DATE: The date used to determine when your life insurance coverage begins. It is also the date used as the starting point for determining Policy Years and Monthly Deduction Days (other than the first Monthly Deduction Day which is based on your Policy's Issue Date). Your Policy Date will be the same as your Issue Date, unless you request otherwise. Generally, you may not choose a Policy Date that is more than six months before your Policy's Issue Date. You can find your Policy Date on the Policy Data Page of your Policy.


POLICY PROCEEDS: The benefit we will pay to your beneficiary when we receive proof that the last surviving insured died. It is equal to the Life Insurance Benefit plus any additional death benefits under any riders you have chosen minus any outstanding loans (including any accrued loan interest).

POLICY YEAR: The twelve-month period starting on your Policy Date, and each twelve-month period thereafter.

QUALIFIED POLICY: A Policy owned by an employee benefit plan that qualifies for special federal income tax treatment.

SEPARATE ACCOUNT: NYLIAC Variable Universal Life Separate Account-I, a segregated asset account established by NYLIAC to receive and invest net premiums to be allocated to the Eligible Portfolios.


TARGET PREMIUM: An amount shown on the Policy Data Page of your Policy that we use to calculate the sales expense and surrender charges. Any changes to the face amount of your base Policy will affect your Target Premium.


VARIABLE PRODUCT SERVICES: The place you may write to us at for Policy service. You may write to us at Variable Product Services, Madison Square Station, P.O. Box 922, New York, New York 10159, or Variable Product Services, 51 Madison Avenue, Room 452, New York, New York 10010.

WE OR US:  NYLIAC.

YOU:  The person(s) and/or entity(ies) who owns the Policy.

                              GENERAL DESCRIPTION

     This Prospectus describes a flexible premium survivorship variable universal life insurance policy offered by New York Life Insurance and Annuity Corporation ("NYLIAC"). The Policy provides life insurance protection on two lives (the insureds), and pays Policy Proceeds when the last surviving insured dies while the Policy is in effect. The Policy offers:

    -- flexible premium payments, where you select the timing and amount of the premium;

    -- a choice of two Life Insurance Benefit Options;

    -- loan and partial withdrawal privileges;

    -- the ability to increase or decrease the Policy's face amount of insurance;

    -- additional benefits through the use of optional riders; and

    -- a selection of premium and expense allocation alternatives, including eighteen variable Investment Divisions and a Fixed Account with a guaranteed interest rate.

HOW THE POLICY IS AVAILABLE


     Survivorship Variable Universal Life is available to our policyowners as either a Non-Qualified or Qualified Policy. We issue Qualified Policies on a unisex basis. Any reference in this Prospectus which makes a distinction based on the sex of the insureds shall be disregarded as it relates to such Policies.


HOW THE POLICY WORKS

     We will pay your beneficiary the Life Insurance Benefit plus any additional rider death benefit (less any loans including any accrued loan interest) if your Policy is still in effect when the last surviving insured dies. Your Policy will stay in effect so long as the cash surrender value of your Policy is sufficient to pay your Policy's monthly charges. The following example demonstrates how we determine the cash surrender value of your Policy.

                                    EXAMPLE


     This example is based on the illustration shown in Appendix A. It assumes current charges and a 6% hypothetical gross annual investment return, which results in a 4.57% net annual investment return. It also assumes the Policy is in its first Policy Year.



PREMIUM(1)                                    $15,000.00        You choose the amount of premium you intend to
  Less sales expense charge(2)                  1,106.49        pay and the frequency with which you intend to
  Less premium tax charge (2%)                    300.00        make these payments. We call this your planned
  Less Federal tax charge (1.25%)                 187.50        premium. Any additional premium payments you
        (if applicable)                                         make are called unplanned premiums.
------------------------------------------
NET PREMIUM                                   $13,406.01        Net Premium is allocated to the Investment
  Plus net investment performance (earned         582.65        Divisions and/or the Fixed Account based on your
       from the Investment Divisions                            instructions.
       and/or the Fixed Account) (varies
       monthly)
  Less total annual monthly contract              708.00
        charge(3)
  Less total annual monthly cost of                32.22
       insurance charge (varies monthly)
  Less total annual charge per $1,000 of
       the initial face amount of your            480.00
       Policy
        (not including riders)
  Less total annual monthly cost of
       riders(4)                                    0.00
------------------------------------------
CASH VALUE                                    12,768.44        Cash Value is used to determine the amount of
  Less surrender charge(5)                    $2,532.43        your Life Insurance Benefit as well as the cash
        (if applicable)                                         surrender value of your Policy.

                                                                We may assess a surrender charge when you make a
                                                                partial withdrawal or full surrender in the
                                                                first fifteen Policy Years or within fifteen
                                                                years after you increase the face amount.
------------------------------------------
CASH SURRENDER VALUE                           10,236.01        The amount of loans, withdrawals and surrenders
                                                                you can make is based on your Policy's cash
                                                                surrender value. Your Policy will terminate if
                                                                your cash surrender value is insufficient to pay
                                                                your Policy's monthly charges.


------------
(1) This example assumes you pay an annual planned premium of $15,000 at the beginning of the Policy Year and that you do not make any unplanned premium payments.

(2) For details about how we calculate the sales expense charge for your Policy, please refer to page 39. This example assumes the charges we are currently deducting.


(3) We currently deduct a monthly contract charge of $59 per month from Policies in their first Policy Year. For Policies in later Policy Years, we currently expect to deduct a monthly contract charge of $9 per month.

(4) This example assumes you have not chosen any riders.

(5) If you surrender your Policy in the first Policy Year, we will include an additional contract charge in the surrender charge we deduct from your Policy. For details, please refer to page 45.

                           LIFE INSURANCE PROTECTION


YOUR POLICY PROCEEDS


     We will pay proceeds to your beneficiary when we receive satisfactory proof that the last surviving insured died. These proceeds will equal:

            1)  the Life Insurance Benefit calculated under the Life
                Insurance Benefit Option you have chosen;
    plus    2)  any additional death benefits under the riders you have chosen;
    less    3)  any outstanding loans, (including any accrued loan interest)
                on the Policy.

     We will pay interest on these proceeds from the date the last surviving insured died until the date we pay the proceeds or the date when the payment option you have chosen becomes effective.

YOUR LIFE INSURANCE BENEFIT

     Under your Policy, the Life Insurance Benefit depends on the Life Insurance Benefit Option you choose. Your Policy offers two options:

     OPTION 1-- The Life Insurance Benefit under this option is equal to the Policy's face amount. Except as described below, your Life Insurance Benefit under this option will be a fixed amount.

     OPTION 2-- The Life Insurance Benefit under this option is equal to the Policy's face amount plus the Policy's cash value. The Life Insurance Benefit under this option is variable and will fluctuate with the Policy's cash value. Your Life Insurance Benefit will never be less than your Policy's face amount.


     Under both options, your Life Insurance Benefit may be greater if the minimum percentage of the Policy's cash value necessary for the Policy to qualify as life insurance under Section 7702 of the Internal Revenue Code is greater than the amount calculated under the option you have chosen. In general, this higher Life Insurance Benefit will be the cash value of your Policy multiplied by the minimum percentage required by Section 7702 of the Internal Revenue Code. (You can find this percentage on the Policy Data Page of your Policy).


     Assuming your Life Insurance Benefit does not increase as described in the above paragraph, and assuming the same face amount and premium payments under both options:

        - If you choose Option 1, your Life Insurance Benefit will not vary in amount and you will generally have lower total Policy cost of insurance charges and lower Policy Proceeds.

        - If you choose Option 2, your Life Insurance Benefit will vary with your Policy's cash value and you will generally have higher total Policy cost of insurance charges and higher Policy Proceeds.

                                    EXAMPLES
             (Effect of IRC Section 7702 on Life Insurance Benefit)

                        LIFE INSURANCE BENEFIT OPTION 1
                        LIFE INSURANCE BENEFIT OPTION 2

   EXAMPLE 1:
   Life Insurance Benefit = Face Amount
     Face Amount:                    $100,000
     Cash Value:                     $ 25,000
     IRC Section 7702
        Percentage                       379%

   Greater of:
     Face Amount:                    $100,000
     % of Cash Value:
        ($25,000 X 379%)             $ 94,750
     -----------------------
                                     --------
     Life Insurance Benefit:         $100,000
   EXAMPLE 2:
   Life Insurance Benefit = % of Cash Value
     Face Amount:                    $100,000
     Cash Value:                     $ 50,000
     IRC Section 7702
        Percentage                       379%

   Greater of:
     Face Amount:                    $100,000
     % of Cash Value:
        ($50,000 X 379%)             $189,500
     -----------------------
                                     --------
     Life Insurance Benefit:         $189,500

   EXAMPLE 1:
   Life Insurance Benefit = Face Amount +
   Cash Value
     Face Amount:                    $100,000
     Cash Value:                     $ 20,000
     IRC Section 7702
        Percentage                       379%

   Greater of:
     Face Amount + Cash Value:       $120,000
     % of Cash Value:
        ($20,000 X 379%)             $ 75,800
     -----------------------
                                     --------
     Life Insurance Benefit:         $120,000
   EXAMPLE 2:
   Life Insurance Benefit = % of Cash Value
     Face Amount:                    $100,000
     Cash Value:                     $ 40,000
     IRC Section 7702
        Percentage                       379%

   Greater of:
     Face Amount + Cash Value:       $140,000
     % of Cash Value:
        ($40,000 X 379%)             $151,600
     -----------------------
                                     --------
     Life Insurance Benefit:         $151,600


CHANGING YOUR LIFE INSURANCE BENEFIT OPTION


     You can change the Life Insurance Benefit Option for your Policy while both insureds are still living. However, we may prohibit you from changing the Life Insurance Benefit Option if the change would cause the face amount of the Policy to be less than $100,000, would cause the Policy to fail to qualify as life insurance under Section 7702 of the Internal Revenue Code, or would cause the Policy's face amount to exceed our retention limits. Additionally, if you elect to have the Supplementary Term Rider included in your Policy, you must Select Option 1 and you can never change your Life Insurance Benefit Option to Option 2, even if the Supplementary Term Rider ends.

 CHANGES FROM OPTION 1 TO OPTION 2

      If you change from Option 1 to Option 2, we will decrease the face amount of your Policy by the amount of the cash value, so that your Life Insurance Benefit immediately before and after the change remains the same. If a surrender charge is applicable to face amount decreases at the time you change your Life Insurance Benefit Option, we will assess a surrender charge on the amount of the face amount decrease.

 CHANGES FROM OPTION 2 TO OPTION 1

      If you change from Option 2 to Option 1, we will increase the face amount of your Policy by the amount of the cash value, so that your Life Insurance Benefit immediately before and after the change remains the same. We will continue to apply the existing surrender charge schedule to your Policy, but we will not apply a new surrender charge schedule to the increased face amount resulting from the change in this option.

     In order to change your Life Insurance Benefit Option, you must submit a signed request to Variable Product Services (or any other address we indicate to you in writing). We will change your Life Insurance Benefit Option on the Monthly Deduction Day on or after the date we receive your written request.

                                    EXAMPLE

 CHANGE FROM OPTION 1 TO OPTION 2

 Cash Value                                                          $  200,000

 Face Amount
   before option change                                              $1,000,000

 Face Amount
   after option change                                               $  800,000
   ($1,000,000 - $200,000)

 Life Insurance Benefit
   immediately before and
   after Option change                                               $1,000,000
 CHANGE FROM OPTION 2 TO OPTION 1

 Cash Value                                                          $  150,000

 Face Amount
   before option change                                              $1,000,000

 Face Amount
   after option change                                               $1,150,000

   ($1,000,000 + $150,000)


 Life Insurance Benefit
   immediately before and
   after option change                                               $1,150,000

CHANGING THE FACE AMOUNT OF YOUR POLICY


     The face amount of your Policy affects the amount of the Life Insurance Benefit of your Policy.

 INCREASING YOUR POLICY'S FACE AMOUNT

      You may request an increase in the face amount of your Policy if all of the following conditions are met:

      -- both insureds are still living;

      -- the older insured is age 90 or younger;

      -- the increase you are requesting is $5,000 or more;

      -- the requested increase will not cause the Policy's face amount to exceed our maximum retention limit; and

      -- you submit a written application signed by each insured along with satisfactory evidence of insurability.

      We may limit any increase in the face amount of your Policy.

      If we approve your request for a face amount increase, your Policy's face amount will be increased on the Monthly Deduction Day on or after the day we approve the increase.

      An increase in the face amount of your Policy may have the following consequences which you should consider:

      -- additional cost of insurance charges;

      -- a new fifteen year surrender charge period applicable only to the amount of the increase;

      -- a new suicide and contestability period applicable only to the amount of the increase; and

      -- a change in the life insurance percentage applied to the entire Policy under Section 7702 of the Internal Revenue Code.

 DECREASING YOUR POLICY'S FACE AMOUNT

      You may request a decrease in the face amount of your Policy if both of the following conditions are met:

      -- either insured is still living; and

      -- the decrease you are requesting will not reduce the Policy's face amount below $100,000.

      We may limit any decrease in the face amount of your Policy.

      If we approve your request for a face amount decrease, your Policy's face amount will be decreased on the Monthly Deduction Day on or after the day we receive your written request for a decrease.

      A decrease in the face amount of your Policy may have the following consequences which you should consider:

      -- lower total Policy cost of insurance charges;

      -- a surrender charge may apply to the amount of the decreased face amount based on a last increased, first canceled basis; and

      -- possible adverse tax consequences.

                      CASH VALUE AND CASH SURRENDER VALUE

CASH VALUE

     The cash value of your Policy is the sum of the amounts in the Investment Divisions in the Separate Account and in the Fixed Account (net of fees and charges). These amounts are allocated based on the instructions you have given us. A number of factors affect your Policy's cash value including but not limited to:

     -- the amount and frequency of the premiums you pay;

     -- the investment experience of the Investment Divisions you choose;


     -- the interest credited on the amount in the Fixed Account; and


     -- the amount of any partial withdrawals you make (including any charges you incur as a result of the withdrawal).

     The cash value is not necessarily the amount you receive when you surrender your Policy. See CASH SURRENDER VALUE on page 17 and SURRENDERS on page 21 for details about surrendering your Policy.

AMOUNT IN THE SEPARATE ACCOUNT


     Amounts allocated to an Investment Division are used to purchase accumulation units of an Investment Division. Accumulation units are redeemed from an Investment Division when amounts are loaned, withdrawn, transferred, surrendered or deducted for charges or loan interest. The number of accumulation units purchased or redeemed in an Investment Division is calculated by dividing the dollar amount of the transaction by the Investment Division's accumulation unit value. On any given day, the amount you have in the Separate Account is the value of the accumulation units you have in all of the Investment Divisions of the Separate Account. The value of the accumulation units you have in a given Investment Division equals the current accumulation unit value for the Investment Division multiplied by the number of accumulation units held in that Investment Division.


     We determine accumulation unit values for the Investment Divisions as of the end of each valuation day. A valuation day is any day on which the New York Stock Exchange is open for trading.

     The value of an accumulation unit on any valuation day equals the accumulation unit on the preceding valuation day multiplied by the net investment factor for the period from the time the New York Stock Exchange closed on the immediately preceding valuation day to the time it closed on the current valuation day.

     The net investment factor for an Investment Division for this period equals
(a) divided by (b) less (c) [i.e., (a / b) - c]where:

          (a) is the sum of:

             (1) the net asset value of the Fund share held in the Separate
                 Account for that Investment Division determined at the end of the period, plus

             (2) the per share amount of any dividends or capital gain
                 distributions made by the Fund for shares held in the Separate Account for that Investment Division if the ex-dividend date occurs during the period,

          (b) is the net asset value of a Fund share held in the Separate Account for that Investment Division determined as of the end of the previous valuation day,

          (c) is a factor representing the mortality and expense risk charge and administrative charges. This factor accrues daily and is currently equal, on an annual basis, to .70% (the sum of .60% and .10%) of the daily average net asset value of the Investment Division.

     The net investment factor may be greater or less than one; therefore, the value of an accumulation unit may increase or decrease.

AMOUNT IN THE FIXED ACCOUNT


     The amount you have in the Fixed Account equals:


             1) the sum of the net premiums you have allocated to the Fixed
                Account;

        plus 2) any transfers you have made from the Separate Account to the Fixed Account;

        plus 3) any interest credited to the Fixed Account;

        less 4) any amounts you have withdrawn from the Fixed Account;

        less 5) any charges we have deducted from the Fixed Account;

        less 6) any transfers you have made from the Fixed Account to the Separate Account.

INVESTMENT RETURN

     The investment return of your Policy is based on the amount you have in each Investment Division of the Separate Account, the amount you have in the Fixed Account, the investment experience of each Investment Division as measured by its actual net rate of return, and the interest rate we credit on the amount you have in the Fixed Account.

     The investment experience of an Investment Division of the Separate Account reflects increases or decreases in the net asset value of the shares of the underlying Fund, any dividend or capital gains distributions declared by the Fund, and any charges against the assets of the Investment Division. This investment experience is determined each valuation day, which is when the net asset value of the underlying Fund is determined. The actual net rate of return for an Investment Division measures the investment experience from the end of one valuation day to the end of the next valuation day.

CASH SURRENDER VALUE


     The cash surrender value of your Policy is the amount we will pay you if you surrender your Policy. The cash surrender value of your Policy is equal to the cash value of the Policy less any surrender charges, any additional contract charge, and any outstanding Policy loans (including any accrued loan interest). Since the cash value of the Policy fluctuates with the performance of the Investment Divisions and the interest credited to the Fixed Account, and because a surrender charge may apply, the cash surrender value may be more or less than the total premium payments you have made less any premium deductions and deductions from cash value that were made.

     Cash surrender value is significant for two reasons:

          -- Loans and Partial Withdrawals--You can take loans and partial withdrawals from your Policy based on the amount of the Policy's cash surrender value.


          -- Keeping Your Policy in Effect--While premium payments are flexible, additional premium payments may be required so that the cash surrender value of your Policy is sufficient to pay the charges needed to keep your Policy in effect.

                                     LOANS


     You can borrow up to 90% of your Policy's cash surrender value. Your Policy will be used as collateral to secure this loan. Any amount that secures a loan remains part of your Policy's cash value but is transferred to the Fixed Account. We credit any amount that secures a loan (the loaned amount) with an interest rate that we expect to be different from the interest rate we credit on any unloaned amount.


YOUR POLICY AS COLLATERAL FOR THE LOAN

     When you request a loan, we will transfer funds from the Separate Account to the Fixed Account so that the cash value of the amount in the Fixed Account (less any outstanding loans, including any accrued loan interest) is at least 108% of the requested loan. We will transfer these funds from the Investment Divisions of the Separate Account in proportion to the amounts you have in each Investment Division. While any Policy loan is outstanding, we will not allow you to make any partial withdrawals or transfer any funds from the Fixed Account if the partial withdrawal or transfer would cause the cash value of the Fixed Account to fall below 108% of all outstanding loans. Additionally, if the monthly deductions from cash value will cause the cash value of the Fixed Account to fall below 108% of all outstanding Policy loans, we may take these deductions from the Investment Divisions of the Separate Account in proportion to the amounts you have in each Investment Division.

LOAN INTEREST

     We currently charge an effective annual loan interest rate of 8%, which is payable in arrears. We may set a lower rate. If we set a lower rate, we will determine this lower rate at least once every twelve months, but not more frequently than once every three months. If we lower this rate, we may increase it again in the future by no more than 1% per calendar year, within certain limits.

INTEREST ON THE CASH VALUE HELD AS COLLATERAL


     When you take a loan from your Policy, the amount we hold in the Fixed Account to secure the loan earns interest at a different rate than the rate we charge you for loan interest. The rate we credit on loaned amounts will never be less than 2.0% less than the rate we charge for Policy loans. We guarantee that the interest rate we credit on loaned amounts will always be at least 4.0%. For the first ten Policy Years, the rate we currently credit on loaned amounts is 1.0% less than the rate we charge for loan interest. Beginning in the eleventh Policy Year, the rate we currently expect to credit on loaned amounts is 0.5% less than the rate we charge for loan interest.

WHEN LOAN INTEREST IS DUE

     The interest we charge on a loan accrues daily and is payable on the earliest of the following dates:

     -- the Policy anniversary;

     -- the date of a loan increase or loan repayment;

     -- the date the Policy is surrendered;

     -- the date the Policy lapses; or

     -- the date on which the last surviving insured dies.

     Any loan interest due on a Policy anniversary which is not paid will be charged against the Policy as an additional loan.

LOAN REPAYMENT

     You may repay all or part of a Policy loan at any time while your Policy is in effect. We will allocate your loan repayments to the Investment Divisions and/or Fixed Account according to your most recent instructions on how to allocate your premium payments. If you would like your loan repayment allocated differently, you must indicate this in writing at the time of the repayment. Any payment we receive from you while you have a loan outstanding will be considered a premium payment unless you tell us in writing that it is a loan repayment.


     If the amount of any unpaid loans (including any accrued loan interest) is greater than the cash value of your Policy less any applicable surrender charges and any additional contract charge we will mail a notice to you at your last known address. We will also send a copy of the notice to the last known assignee, if any, on our records. If you do not pay the necessary amount within 31 days after the day we mail you this notice, your Policy will terminate.


THE EFFECTS OF A POLICY LOAN


     As long as there is an outstanding loan, the amount held as collateral remains in the Fixed Account which does not share in the Separate Account's investment performance. As you repay your loan, the amount held as collateral will be reduced. You may then choose whether to invest the amounts no longer required for collateral in the Investment Divisions and/or to leave them invested in the Fixed Account. If your Policy is a modified endowment contract, a loan may result in taxable income to you. See FEDERAL INCOME TAX CONSIDERATIONS on page 52 for more information.



     A loan will affect the cash surrender value of your Policy, and its Policy Proceeds. If you surrender your Policy, if your Policy terminates, or if a Life Insurance Benefit becomes payable under the Policy, and there are any outstanding loans at that time, we will deduct the amount of any outstanding loans (including any accrued loan interest) from the cash value of your Policy or from the Policy Proceeds we pay.

                              PARTIAL WITHDRAWALS

     You may request a partial withdrawal from your Policy's cash surrender value if the following conditions are met:
     -- at least one insured is living;
     -- the partial withdrawal being requested is at least $500; and -- the partial withdrawal will not cause the Policy to fail to qualify as life insurance under Section 7702 of the Internal Revenue Code.

AMOUNT AVAILABLE TO WITHDRAW


     You may withdraw an amount up to the cash surrender value of your Policy. Partial withdrawals are processed at the price next determined after we receive your written request. If you request a partial withdrawal that would reduce the face amount of your Policy (not including riders) below $100,000, we may require you to surrender your Policy.


REQUESTING A PARTIAL WITHDRAWAL

     You may request a partial withdrawal from your Policy by sending a written request to Variable Product Services.

WHEN IS THE PARTIAL WITHDRAWAL EFFECTIVE

     Unless you choose a later effective date, your requested partial withdrawal will be effective on the date we receive your written request. However, if the day we receive your request is not a day on which the New York Stock Exchange is open or if your request is received after the close of the New York Stock Exchange, then the requested partial withdrawal will be effective on the next day on which the New York Stock Exchange is open.

PARTIAL WITHDRAWAL FEE AND SURRENDER CHARGE


     When you make a partial withdrawal, we will deduct a fee for processing the partial withdrawal. This fee will not exceed the lesser of $25 or 2% of the amount withdrawn. Additionally, a partial withdrawal may result in a decrease in your Policy's face amount which may cause a surrender charge to apply as described in SURRENDER CHARGES on page 45.


ALLOCATION OF PARTIAL WITHDRAWAL AND FEE

     You may specify how much of the partial withdrawal you want taken from the amount you have in each of the Investment Divisions and in the Fixed Account. If you do not specify how you would like your partial withdrawal allocated, we will deduct the partial withdrawal and any withdrawal fee from the Investment Divisions and/or the Fixed Account in proportion to the amounts you have in each of these investment options. If you request a partial withdrawal that is greater than the amount in the Investment Divisions and/or in the Fixed Account you have chosen, we will reduce the amount of the partial withdrawal to the amount available in those Investment Divisions and/or in the Fixed Account and pay you that amount less any applicable withdrawal fee and surrender charge.

THE EFFECTS OF A PARTIAL WITHDRAWAL


     When you make a partial withdrawal, your cash value and cash surrender value will be reduced by the amount of the partial withdrawal, and any applicable withdrawal fee and surrender charge. Additionally, if you have elected Life Insurance Benefit Option 1, your Policy's face amount and your Policy Proceeds will be reduced by the amount of the withdrawal (without any withdrawal fee or surrender charge). If you have elected Life Insurance Benefit Option 2, your Policy's face amount will not be reduced but your Policy Proceeds will be reduced by the amount of the partial withdrawal and any applicable withdrawal fee and surrender charge. A partial withdrawal may result in taxable income to you. See FEDERAL INCOME TAX CONSIDERATIONS on page 52 for more information.


     We may restrict the amount and frequency of partial withdrawals, within certain limits.
                                   SURRENDERS

     You may surrender your Policy for its cash surrender value at any time while either insured is living.

REQUESTING A SURRENDER

     You may surrender the Policy by sending a written request and the Policy to Variable Product Services.

WHEN IS THE SURRENDER EFFECTIVE

     Unless you choose a later effective date, your surrender will be effective on the date we receive your written request and the Policy. However, if the day we receive your request is not a day on which the New York Stock Exchange is open or if your request is received after the close of the New York Stock Exchange, then the requested surrender will be effective on the next day on which the New York Stock Exchange is open.

SURRENDER CHARGES


     If you surrender your Policy during the first fifteen Policy Years or within fifteen years after you increase the face amount of your Policy, a surrender charge may apply. We will deduct any applicable surrender charge from the amounts you have in the Investment Divisions and the Fixed Account in proportion to these amounts. See SURRENDER CHARGES on page 45 for details.


                 ADDITIONAL BENEFITS THROUGH RIDERS AND OPTIONS

     You may apply for additional benefits by selecting any of the following optional riders:


     -- Supplementary Term Rider


     -- First-to-Die Monthly Deduction Waiver Rider

     -- Level First-to-Die Term Rider

     -- Living Benefits Rider (also known as Accelerated Benefits Rider)

HOW THE RIDERS ARE AVAILABLE

     Generally, you must select your riders when you apply for your Policy. However, you may only elect the Living Benefits Rider after the death of the first insured.


     The Living Benefits Rider is only available on Non-Qualified Policies. Generally, all other riders are available on both Non-Qualified and Qualified Policies.



SUPPLEMENTARY TERM RIDER


     This rider provides a term insurance death benefit that is payable when the last surviving insured dies. It insures the same individuals covered by your base Policy. At the time you apply for this rider, you select a target face amount for your Policy. The initial term insurance death benefit under this rider equals the target face amount less the initial face amount of your base Policy (not including riders). We recalculate the term insurance death benefit on each Monthly Deduction Day, so that the amount of the term insurance death benefit equals the target face amount less the current Life Insurance Benefit at that time.

     Because the Life Insurance Benefit of your base Policy (not including riders) may increase or decrease depending on investment performance, the rider's term insurance death benefit will do the reverse in order to maintain a level target face amount. For example, if your Life Insurance Benefit increases, the rider's term insurance death benefit will decrease by the same amount. If the base Policy's Life Insurance Benefit changes for any reason other than because of the requirements of Section 7702 of the Internal Revenue Code, we will make a corresponding adjustment to the target face amount.

    Target           Base Policy's              Supplementary
    Face       less  Life Insurance     equals  Term Rider
    Amount           Benefit                    Death Benefit


     If you compare a Policy with this rider to a Policy that initially provides the same Policy Proceeds but does not have this rider, the Policy with this rider will have lower surrender charges and a lower Target Premium. (See TARGET PREMIUM on page 40 for additional information about Target Premium)


     We will only allow you to elect this rider if:

     -- the initial target face amount is at least $1,000,000;

     -- the base Policy Life Insurance Benefit is at least $200,000;


     -- the initial term insurance death benefit is at least the minimum amount we allow, which is currently $100,000.


     -- the initial term insurance death benefit is no greater than four times the Policy's Life Insurance Benefit; and

     -- you have chosen Life Insurance Benefit Option 1.

     Within certain limits, you may:

     -- increase or decrease this rider's term insurance death benefit or target face amount; and/or


     -- convert this rider to increase the face amount of your base Policy. The minimum amount of term insurance benefit you may convert is $5,000, which is the same as the minimum base face amount increase. (Note: The target face amount of your Policy after this conversion will be the same as the target face amount of your Policy including riders before the conversion. Your Target Premium will increase as a result of the increase in the face amount of your base policy and a new surrender charge period will apply to the increase. (See TARGET PREMIUM on page 40 for additional information about Target Premium.))

     You may request changes to your Policy under this rider if:

     (a) you do not decrease the target face amount below $1,000,000, unless the decrease is due to a partial withdrawal;

     (b) you do not decrease the base Policy's Life Insurance Benefit below $200,000, unless the decrease is due to a partial withdrawal; and

     (c) you do not make a change that causes the term insurance death benefit to be greater than four times the Policy's Life Insurance Benefit. This requirement prohibits you from increasing the term insurance death benefit or decreasing the base Policy face amount to an amount that would violate this maximum ratio.

     Once you choose this rider, you may not change your Life Insurance Benefit Option, even after this rider ends or is terminated.


FIRST-TO-DIE MONTHLY DEDUCTION WAIVER RIDER


     If either insured dies while this rider is in effect, we will waive your Policy's monthly deductions from cash value for the remainder of the Policy. The charges we will waive under this rider are:

     (a) the monthly contract charge;

     (b) the monthly cost of insurance charge for the base Policy (not including riders);

     (c) the charge per $1,000 of the initial face amount (not including riders), which only applies during the first three Policy Years;

     (d) any monthly rider charges.


     These deductions are described in more detail under DEDUCTIONS FROM CASH VALUE on page 40 and on the Policy Data Page of your Policy.


LEVEL FIRST-TO-DIE TERM RIDER

     This rider provides a level term insurance death benefit which we will pay when the first insured dies while this rider is in effect. We will only pay the benefit under this rider once, even if both insureds die at the same time.


     You may decrease the face amount of this rider as long as you do not decrease it below the minimum amount we require to issue the rider. You may not increase the face amount of this rider.


LIVING BENEFITS RIDER (ALSO KNOWN AS ACCELERATED BENEFITS RIDER)

     Under this rider, after the first insured dies, if the last surviving insured has a life expectancy of twelve months or less, you may request a portion or all of the Policy Proceeds as an accelerated death benefit.

     You may elect to receive an accelerated death benefit of 25%, 50%, 75%, or 100% of certain eligible proceeds from your Policy Proceeds. We will pay you an amount equal to:

  Elected     X    Eligible  X    Interest  -    Administrative fee  -    Elected percentage of an
  percentage       proceeds       factor         (up to $150)             unpaid Policy loan

     Minimum accelerated benefit amount: $25,000.

     Maximum accelerated benefit amount: $250,000 (total for all of your NYLIAC policies).

     If you accelerate less than 100% of the eligible proceeds, the remaining face amount of your Policy after we pay this benefit must be at least $100,000.

     When we make a payment under this rider, we will reduce your Policy's face amount, rider death benefits, monthly deductions, cash value, and any unpaid Policy loan based on the percentage you elected.

                              POLICY SPLIT OPTION

     You may split your Policy into two single adjustable life insurance policies that each insure the life of one of the insureds under certain circumstances. You are allowed to make this split within six months after either of the following two dates:

     (1) the date a final divorce decree which terminates the marriage of the insureds has been in effect for six months; or

     (2) the effective date of a change in the Federal tax law which results in

          (a) a reduction in the unlimited Federal Estate Tax marital deduction provision (Section 2056 of the Internal Revenue Code), or

          (b) a reduction of at least 50% in the level of estate tax rate from the 1986 Tax Act payable on death.

     You must request a Policy split in writing. At the time of the split:

     -- both insureds must be living;

     -- we will not ask for evidence of insurability;

     -- each new Policy will be an adjustable life insurance Policy which we offer for the purpose of this option and which was available on the Policy Date of your original Policy; and

     -- an insurable interest must exist between the owner of each new policy and the insured of that new policy under all applicable laws.

ABOUT YOUR NEW POLICY
     -- The Policy Date and Issue Date of each new policy will be the date when you split the Policy.
     -- The policyowner and beneficiary of each new policy will be the same as under the original Policy, unless otherwise stated.
     -- We will not assess a fee or surrender charge on a Policy that is terminating as a result of a Policy split. However, all fees and charges that generally apply to the type of policy you are splitting your Policy into, including a new surrender charge schedule, will apply to each of the new policies that result from the Policy split.

     -- The cost of insurance rates for each new policy will be based on the insured's age and sex on the date of the split and most recent underwriting class on the original Policy.

     -- The initial premium for each new policy will be one half of the cash value of the original Policy less any unpaid loan (including any accrued loan interest).
     -- The face amount of each new policy will equal one half of the original base Policy face amount, plus one half of the face amount of any riders on the original Policy. The benefits from any Level First-to-Die Term Rider in effect will be excluded from this calculation.
     -- If the original Policy has been assigned, each new policy will have the same assignment.


     Splitting your Policy may have certain adverse tax consequences. Please read the FEDERAL INCOME TAX CONSIDERATIONS on page 52 for more details.

                                    PREMIUMS


     Although premium payments are flexible, additional premium payments may be required so that the cash surrender value of your Policy is sufficient to pay the charges needed to keep your Policy in effect. Policies that are maintained at cash values just sufficient to cover fees and charges or that are otherwise minimally funded are more subject to not being able to maintain such cash values because of market fluctuation and other performance related risks. When determining the amount of your planned premium payments, you should consider funding your Policy at a level which has the potential to maximize the investment opportunities within your Policy and to minimize the risks associated with market fluctuations.



     Premiums are the total dollar amount you pay into your Policy. When we receive a premium payment, we deduct the sales expense, premium tax, and Federal tax charges that apply. The balance of the premium is called the net premium. We apply your net premium to the Investment Divisions and/or the Fixed Account, according to your instructions. For more details on when and how your premiums are applied, see INVESTMENTS on page 27.


     For purposes of determining whether we require additional underwriting when accepting a premium payment, we divide your premium payments into planned and unplanned premiums.

PLANNED PREMIUM
     When you apply for your Policy, you select a premium payment schedule, which indicates the amount and frequency of premium payments you intend to make. The premium amount you select for this schedule is called your "planned premium." It is shown on the Policy Data Page of your Policy.

-- You may increase or decrease the amount of your planned premium and change the frequency of your payments, within limits.

-- Planned premium payments end on the Policy anniversary on which the younger insured is, or would have been, age 100.


-- Your Policy will not automatically terminate if you are unable to pay the planned premium. However, payment of your planned premium does not guarantee your Policy will remain in effect. Your Policy will terminate if the cash surrender value is insufficient to pay the monthly deduction charges or if you have an excess Policy loan, and you reach the end of the late period and you have not made the necessary payment. See LATE PERIOD and TERMINATION on page 26 for more details.


UNPLANNED PREMIUM

     An unplanned premium is a payment you make that is not part of the premium payment schedule you choose.


-- While at least one insured is living, you may make unplanned premium payments at any time before the Policy anniversary on which the younger insured is, or would have been, age 100. However, if payment of an unplanned premium will cause the Life Insurance Benefit of your Policy to increase more than the cash value will increase, both insureds must be living, and we may require proof of insurability before accepting that payment and applying it to your Policy.


-- If you exchange another life insurance policy to acquire this Policy under
   Section 1035 of the Internal Revenue Code, we will treat the proceeds of that exchange as an unplanned premium.

-- The minimum unplanned premium amount we allow is $50.

-- We may limit the number and amount of any unplanned premium payments.

TERMINATION


     If your Policy's cash surrender value on any Monthly Deduction Day is less than the monthly deductions from cash value for the next Policy month, your Policy will continue in the late period for 62 days after that date. If the late period expires without sufficient payment, then your Policy will end without any benefits. See LATE PERIOD below for more details.


LATE PERIOD

     The late period is the 62 days following the Monthly Deduction Day on which the cash surrender value of your Policy is insufficient to pay for monthly deductions from cash value for the next Policy month. During this period, you have the opportunity to pay any premium needed to cover any overdue charges. We will mail a notice to your last known address stating this amount. We will also send a copy to the last known assignee, if any, on our records. We will mail these notices at least 31 days before the end of the late period. Your Policy remains in effect during the late period. However, if we do not receive the required payment before the end of the late period, your Policy will end without any benefits.


     During the late period, we will pay your beneficiary any benefits the beneficiary is entitled to as follows:



     -- If the last surviving insured dies during the late period, we will pay the Policy Proceeds, which we will reduce by the unpaid monthly deductions from cash value for the full Policy months from the beginning of the late period through the Policy month in which the last surviving insured dies.


     -- If the Policy has a First-to-Die Monthly Deduction Waiver Rider and the first insured dies while the Policy is in the late period, we will approve the waiver claim when you pay all overdue monthly deductions from cash value.


     -- If the Policy has a Level First-to-Die Term Rider and the first insured dies while the Policy is in the late period, we will pay the proceeds due under this rider less any overdue charges for this rider.


REINSTATEMENT OPTION

     You can request that we reinstate your Policy if all of these conditions are met:

     -- your request is made within five years after your Policy terminated;

     -- both insureds are living (However, we will accept your reinstatement request when only one insured is living, if the other insured died before your Policy terminated); and

     -- you have not surrendered your Policy.


     It is important to realize that a termination or reinstatement may cause your Policy to become a modified endowment contract. Modified endowment contracts are subject to less favorable tax treatment. For more information about modified endowment contracts, please see page 54.


     Before we will reinstate your Policy, we must receive the following:


     (1) a payment equal to the sum of (a) and (b) where:



        (a) is an amount which is sufficient to keep the Policy in effect for at least three months; and



        (b) is 115% of any additional contract charge for a Policy that ended during the first Policy Year and is later reinstated. (This additional contract charge is equal to the difference between the monthly contract charge for the first Policy Year and the monthly contract charge for subsequent Policy Years multiplied by the number of Monthly Deduction Days missed during the first Policy Year because the Policy was not in effect).



     (2) satisfactory evidence of insurability, if your reinstatement request is more than 31 days after termination.


     The effective date of reinstatement will be the Monthly Deduction Day on or following the date we approve your request. If your Policy is reinstated, the face amount for the reinstated Policy will be the same as it would have been if the Policy had not terminated.


     The cash value of the reinstated Policy will be the cash value at the time the Policy lapsed less the difference between the surrender charge assessed at the time of the lapse and the surrender charge that applies at the time the Policy is reinstated. We will deduct any unpaid loan from this cash value or any unpaid loan can be repaid, together with loan interest up to 6% compounded once each year from the end of the late period to the date of reinstatement.


MATURITY DATE


     Your Policy matures on the Policy anniversary on which the younger insured is, or would have been, age 100. Beginning on this maturity date, the face amount of your Policy, as shown on the Policy Data Page, will no longer apply. Instead, your Life Insurance Benefit will equal the cash value of your Policy.



     One year before your Policy's maturity date, we will notify you that on your maturity date you may elect either:



     (1) to receive the cash surrender value of your Policy; or



     (2) to continue the Policy, without having to pay any more monthly contract or cost of insurance charges.


     If you choose to surrender your Policy, you must submit a signed request to Variable Product Services (or any other address we indicate to you in writing).

     Please consult your tax advisor regarding the tax implications of these options.

     If your Policy is still in effect when the last surviving insured dies, we will pay the Policy Proceeds to the beneficiary.

                                  INVESTMENTS

     Your Policy offers a choice of investment options in which you can invest your net premium. You may allocate your net premium (1) to any of the Investment Divisions of the Separate Account, and/or (2) to the Fixed Account. We refer to the Investment Divisions and the Fixed Account as your investment options.

     Your net premium, which equals the balance of any planned or unplanned premium payment after we deduct sales expense, premium tax, and any Federal tax charges that apply, is applied to the Investment Divisions of the Separate Account and/or to the Fixed Account according to the most recent premium allocation election you have given to us. The only exception to this allocation of your premium is for any premium payments you make during the free look period. The net premiums from any payments made during this period are initially allocated to the Mainstay VP Cash Management Investment Division. They remain there until the end of the free look period. For more details, see FREE LOOK on page 50. When the free look period is over, we will allocate your net premiums according to your instructions. You can change your premium allocation any time you make a premium payment by submitting a revised premium allocation form. The allocation percentages must be in whole numbers.


THE SEPARATE ACCOUNT

     NYLIAC Variable Universal Life Separate Account-I, referred to by us as the Separate Account, is a segregated asset account established by NYLIAC to receive and invest your net premiums.

     The Separate Account was established on June 4, 1993 under the laws of Delaware, in accordance with the resolutions set forth by the NYLIAC Board of Directors. The Separate Account is registered as a unit investment trust with the Securities and Exchange Commission (SEC) under the Investment Company Act of 1940. This registration does not mean that the SEC supervises the management, or the investment practices or policies, of the Separate Account.

     Although the assets of the Separate Account belong to NYLIAC, these assets are held separately from the other assets of NYLIAC, and under applicable insurance law, cannot be charged for liabilities incurred in any other business operations of NYLIAC (except to the extent that assets in the Separate Account exceed the reserves and other liabilities of the Separate Account). These assets are not subject to the claims of our general creditors. The income, capital gains and capital losses incurred on the assets of the Separate Account are credited to or are charged against the assets of the Separate Account, without regard to the income, capital gains or capital losses arising out of any other business NYLIAC may conduct. Therefore, the investment performance of the Separate Account is entirely independent of both the investment performance of NYLIAC's Fixed Account and the performance of any other separate account.

     The Separate Account currently consists of twenty-two Investment Divisions, eighteen of which are available under your Policy. The Investment Divisions invest exclusively in the corresponding Eligible Portfolios of the Funds. The income, capital gains, and capital losses incurred on the assets of an Investment Division are credited to or are charged against the assets of the Investment Division, without regard to the income, capital gains or capital losses of any other Investment Division. The Investment Divisions of the Separate Account are designed to provide money to pay benefits under your Policy, but they do not guarantee a minimum rate of return or protect against asset depreciation. They will fluctuate up and down depending on market conditions. The Eligible Portfolios of the relevant Funds, along with their portfolio managers, are listed in the following table:


FUND                               PORTFOLIO MANAGERS                ELIGIBLE PORTFOLIOS
------------------------------------------------------------------------------------------------------
 MainStay VP Series Fund, Inc.     MacKay-Shields Financial          MainStay VP Capital Appreciation;
                                   Corporation                       MainStay VP Cash Management;
                                                                     MainStay VP Convertible;
                                                                     MainStay VP Government;
                                                                     MainStay VP High Yield Corporate
                                                                       Bond;
                                                                     MainStay VP International Equity;
                                                                     MainStay VP Total Return;
                                                                     MainStay VP Value
------------------------------------------------------------------------------------------------------
 MainStay VP Series Fund, Inc.     Monitor Capital Advisors, Inc.    MainStay VP Indexed Equity
------------------------------------------------------------------------------------------------------
 MainStay VP Series Fund, Inc.     New York Life Insurance           MainStay VP Bond;
                                   Company                           MainStay VP Growth Equity
------------------------------------------------------------------------------------------------------
 The Alger American Fund           Fred Alger Management, Inc.       Alger American Small
                                                                       Capitalization
------------------------------------------------------------------------------------------------------
 Calvert Fund                      Calvert Asset Management          Calvert Social Balanced
                                   Company
------------------------------------------------------------------------------------------------------
 Fidelity Variable Insurance       Fidelity Management and           Fidelity VIP II Contrafund
 Products Fund II                  Research Company
------------------------------------------------------------------------------------------------------
 Fidelity Variable Insurance       Fidelity Management and           Fidelity VIP Equity-Income
 Products Fund                     Research Company
------------------------------------------------------------------------------------------------------
 Janus Aspen Series                Janus Capital Corporation         Janus Aspen Series Balanced;
                                                                     Janus Aspen Series Worldwide
                                                                       Growth
------------------------------------------------------------------------------------------------------
 Morgan Stanley Universal          Morgan Stanley Asset              Morgan Stanley Emerging Markets
 Funds, Inc.                       Management Inc.                     Equity


FUNDS

     Mainstay VP Series Fund, Inc.--The Separate Account currently invests in eleven Eligible Portfolios of the MainStay VP Series Fund, a diversified open-end management investment company. MacKay-Shields, Monitor and New York Life are required to provide investment advisory services to these Portfolios in accordance with the Policies, programs and guidelines established by the Board of Directors of the MainStay VP Series Fund. See the Prospectus for the MainStay VP Series Fund which is attached to this Prospectus.

     The Alger American Fund--The Separate Account currently invests in the Alger American Small Capitalization Portfolio of The Alger American Fund. Currently, the Alger American Small Capitalization Portfolio is the only Eligible Portfolio available through The Alger American Fund for investment by the Separate Account. Fred Alger Management, Inc. is required to provide investment advisory services to the Alger American Small Capitalization Portfolio in accordance with the policies, programs and guidelines established by the Board of Trustees of The Alger American Fund. See the Prospectus for The Alger American Fund which is attached to this Prospectus.


     Calvert Fund--The Separate Account currently invests in the Calvert Social Balanced Portfolio of the Calvert Variable Series. Currently, the Calvert Social Balanced Portfolio is the only Eligible Portfolio available through the Calvert Fund for investment by the Separate Account. Calvert Asset Management Company, Inc. provides investment advisory services to the Calvert Social Balanced Portfolio in accordance with the policies, programs and guidelines established by the Board of Directors of the Calvert Fund. See the Prospectus for the Calvert Variable Series which is attached to this Prospectus.



     Fidelity Variable Insurance Products Fund and Fidelity Variable Insurance Products Fund II--The Separate Account currently invests in the Fidelity VIP II Contrafund and Fidelity VIP Equity-Income Portfolios of the Fidelity Variable Insurance Products Funds. Currently, the Fidelity VIP II Contrafund and Fidelity VIP Equity-Income Portfolios are the only Eligible Portfolios available through Fidelity Investments for investment by the Separate Account. Fidelity Management and Research Company provides investment advisory services to the Fidelity VIP II Contrafund and Fidelity VIP Equity-Income Portfolios in accordance with the policies, programs and guidelines established by the Boards of Trustees of Fidelity Investments. See the Prospectus for the Fidelity Investments which is attached to this Prospectus.



     Janus Aspen Series--The Separate Account currently invests in the Janus Aspen Series Balanced and Janus Aspen Series Worldwide Growth Portfolios of the Janus Aspen Series. Currently, the Janus Aspen Series Balanced and Janus Aspen Series Worldwide Growth Portfolios are the only Eligible Portfolios available through the Janus Aspen Series for investment by the Separate Account. Janus Capital Corporation provides investment advisory services to the Janus Aspen Series Balanced and Janus Aspen Series Worldwide Growth Portfolios in accordance with the policies, programs and guidelines established by the Board of Trustees of the Janus Aspen Series. See the Prospectus for the Janus Aspen Series which is attached to this Prospectus.


     Morgan Stanley Universal Funds, Inc.--The Separate Account currently invests in the Morgan Stanley Emerging Markets Equity Portfolio of the Morgan Stanley Fund. Currently, the Morgan Stanley Emerging Markets Equity Portfolio is the only Eligible Portfolio available through the Morgan Stanley Fund for investment by the Separate Account. Morgan Stanley Asset Management Inc. provides investment advisory services to the Morgan Stanley Emerging Markets Equity Portfolio in accordance with the policies, programs and guidelines established by the Board of Directors of the Morgan Stanley Fund. See the Prospectus for the Morgan Stanley Fund which is attached to this Prospectus.


PORTFOLIOS


     The Eligible Portfolios, which are offered by the Funds mentioned in the previous section, are the mutual fund portfolios which you may invest in through the Investment Divisions of the Separate Account. The assets of each Eligible Portfolio are separate from the others and each Portfolio has different investment objectives and policies. As a result, each Eligible Portfolio operates as a separate investment Fund and the investment performance of one Portfolio has no effect on the investment performance of any other Portfolio. The following describes the investment characteristics of each of the eighteen Portfolios in greater detail:

     The MainStay VP Capital Appreciation Portfolio--The MainStay VP Capital Appreciation Portfolio seeks long-term growth of capital. It seeks to achieve its primary investment objective by maintaining a flexible approach towards investing in various types of compa-nies as well as types of securities depending upon the economic environment and the relative attractiveness of the various securities markets. Generally, the Portfolio will seek to invest in securities issued by companies with investment characteristics such as participation in expanding markets, increasing unit sales volume, growth in revenues and earnings per share superior to that of the average common stocks comprising indices such as the Standard & Poor's 500 Composite Price Index ("S&P 500") and increasing return on investment. Dividend income, if any, is a consideration incidental to the Portfolio's objective of growth of capital.

     The MainStay VP Cash Management Portfolio--The MainStay VP Cash Management Portfolio seeks as high a level of current income as is consistent with preservation of capital and maintenance of liquidity. It invests primarily in short-term U.S. Government Securities, obligations of banks, commercial paper, short-term corporate obligations and obligations of U.S. and non-U.S. issuers denominated in U.S. dollars. An investment in the MainStay VP Cash Management Portfolio is neither insured nor guaranteed by the U.S. Government, and there can be no assurance that the Portfolio will be able to maintain a stable net asset value of $1.00 per share.

     The MainStay VP Convertible Portfolio--The MainStay VP Convertible Portfolio seeks capital appreciation together with current income. The Portfolio will invest primarily in convertible securities consisting of bonds, debentures, corporate notes, preferred stocks or other securities which are convertible into common stocks. Certain of the Portfolio's investments have speculative characteristics, as further discussed in the MainStay VP Series Fund Prospectus.

     The MainStay VP Government Portfolio--The MainStay VP Government Portfolio seeks a high level of current income, consistent with safety of principal. It will invest primarily in U.S. Government securities which include U.S. Treasury obligations and obligations issued or guaranteed by the U.S. Government or its agencies or instrumentalities. The U.S. Government securities purchased for this Portfolio, but not the shares of the Portfolio themselves, are issued or guaranteed by the U.S. Government or its agencies or instrumentalities.

     The MainStay VP High Yield Corporate Bond Portfolio--The MainStay VP High Yield Corporate Bond Portfolio seeks maximum current income through investment in a diversified portfolio of high yield, high risk debt securities. This Portfolio seeks to achieve its primary objective by investment in a diversified portfolio of high yield debt securities which are ordinarily in the lower rating categories of recognized rating agencies that is, rated Baa to B by Moody's Investors Services, Inc. ("Moody's") or BBB to B by Standard & Poor's ("S&P"). Securities rated lower than Baa by Moody's or BBB by S&P, or, if not rated, of equivalent quality, are sometimes referred to as "high yield" securities or "junk bonds." The potential for high yield is accompanied by higher risk. Certain of the Portfolio's investments have speculative characteristics, as further discussed in the MainStay VP Series Fund Prospectus. Capital appreciation is a secondary objective which will be sought only when consistent with this Portfolio's primary objective.

     The MainStay VP International Equity Portfolio--The MainStay VP International Equity Portfolio seeks long-term growth of capital by investing in a portfolio consisting primarily of non-U.S. equity securities. Current income is a secondary objective. In pursuing its investment objective, the Portfolio will seek to invest in securities that provide the potential for strong return but that do not, in MacKay-Shields' judgment, present undue or imprudent risk. The Portfolio pursues its objectives by investing its assets in a diversified portfolio of common stocks, preferred stocks, warrants and comparable equity securities. Foreign investing involves certain risks which are discussed in greater detail in the MainStay VP Series Fund Prospectus.

     The MainStay VP Total Return Portfolio--The MainStay VP Total Return Portfolio seeks to realize current income consistent with reasonable opportunity for future growth of capital and income. The Portfolio maintains a flexible approach by investing in a broad range of securities, which may be diversified by company, by industry and by type. The Portfolio may invest in common stocks, convertible securities, warrants and fixed-income securities, such as bonds, preferred stocks and other debt obligations, including money market instruments.

     The MainStay VP Value Portfolio--The MainStay VP Value Portfolio seeks maximum long-term total return from a combination of capital growth and income. It seeks to achieve this objective by following flexible investment policies emphasizing investment in common stocks which are, in the opinion of MacKay-Shields, undervalued at the time of purchase. This Portfolio will normally invest in dividend-paying common stocks that are listed on a national securities exchange or traded in the over-the-counter market, but may also invest in non-dividend paying stocks in accordance with MacKay-Shields' judgment.

     The MainStay VP Bond Portfolio--The MainStay VP Bond Portfolio seeks the highest income over the long-term consistent with preservation of principal. It will invest primarily in fixed-income debt securities of an investment grade, but may also invest in lower-rated securities, convertible debt, and preferred and convertible preferred stock.

     The MainStay VP Growth Equity Portfolio--The MainStay VP Growth Equity Portfolio seeks long-term growth of capital, with income as a secondary consideration. It will invest principally in common stock (and securities convertible into, or with rights to purchase, common stock) of well-established, well-managed companies which appear to have better than average growth potential.

     The MainStay VP Indexed Equity Portfolio--The MainStay VP Indexed Equity Portfolio seeks to provide investment results that correspond to the total return performance (reflecting reinvestment of dividends) of common stocks in the aggregate, as represented by the S&P 500. Using a full replication method, the Portfolio invests in all 500 stocks in the S&P 500 in the same proportion as their representation in the S&P 500. The S&P 500 is an unmanaged index considered representative of the U.S. stock market. The MainStay VP Indexed Equity Portfolio is neither sponsored by or affiliated with the S&P 500.

     Alger American Small Capitalization Portfolio--Alger American Small Capitalization Portfolio seeks long-term capital appreciation. Except during temporary defensive periods, the Portfolio invests at least 65% of its total assets in equity securities of companies that, at the time of purchase of the securities, have total market capitalization within the range of companies included in the Russell 2000 Growth Index or the S&P Small Cap 600 Index, updated quarterly. Both indexes are broad indexes of small capitalization stocks. The Portfolio may invest up to 35% of its total assets in equity securities of companies that, at the time of purchase, have total market capitalization outside this combined range and in excess of that amount (up to 100% of its assets) during temporary defensive periods.


     The Calvert Social Balanced Portfolio--The Calvert Social Balanced Portfolio seeks to achieve a total return above the rate of inflation through an actively managed nondiversified portfolio of common and preferred stocks, bonds and money market instruments that offer income and capital growth opportunity and that satisfy the social concern criteria established for this Portfolio.


     The Fidelity VIP II Contrafund Portfolio--The Fidelity VIP II Contrafund Portfolio seeks long-term capital appreciation. The Portfolio will normally invest in common stock or securities convertible into common stock of companies whose value the Portfolio manager believes is not fully recognized by the public. This Portfolio also has the flexibility to invest in any type of security that may produce capital appreciation.



     The Fidelity VIP Equity-Income Portfolio--The Fidelity VIP Equity-Income Portfolio seeks reasonable income by investing primarily in income producing equity securities. Its goal is to achieve a yield in excess of the yield on securities comprising the S&P 500. At least 65% of this Portfolio will be invested in income producing equity securities. The Fund has the flexibility, however, to invest the balance in all types of domestic and foreign securities, including bonds.



     The Janus Aspen Series Balanced Portfolio--The Janus Aspen Series Balanced Portfolio seeks long-term capital growth, consistent with preservation of capital and balanced by current income. It is a diversified Portfolio that, under normal circumstances, pursues its objective by investing 40% to 60% of its assets in securities selected primarily for their growth potential and 40% to 60% of its assets in securities selected primarily for their income potential. The Portfolio normally invests at least 25% of its assets in fixed-income senior securities, which include debt securities and preferred stock.



     The Janus Aspen Series Worldwide Growth Portfolio--The Janus Aspen Series Worldwide Growth Portfolio seeks long-term growth of capital in a manner consistent with the preservation of capital. It invests in a diversified portfolio of common stocks of foreign and domestic issuers. The Portfolio has the flexibility to invest on a worldwide basis in companies and organizations of any size, regardless of country of organization or place of principal business activity. The Portfolio normally invests in issuers from at least five different countries, including the United States. The Portfolio may at times invest in fewer than five countries or even in a single country.


     The Morgan Stanley Emerging Markets Equity Portfolio--The Morgan Stanley Emerging Markets Equity Portfolio seeks long-term capital appreciation by investing primarily in common and preferred stocks, convertible securities, rights and warrants to purchase common stocks, sponsored and unsponsored ADR's and other equity securities of emerging market country issuers. Under normal circumstances, at least 65% of the Portfolio's total assets will be invested in emerging market countries in which the Portfolio's investment adviser believes the economies are developing strongly and in which the markets are becoming more sophisticated.

     THERE IS NO ASSURANCE THAT ANY OF THE ELIGIBLE PORTFOLIOS WILL ATTAIN THEIR RESPECTIVE STATED OBJECTIVES.

     You can find additional information concerning the investment objectives and policies of the Eligible Portfolios and the investment advisory services and charges and expenses in the current prospectus for the relevant Funds. These prospectuses are attached at the end of this Prospectus. It is important to read the Funds' prospectuses carefully before you make any decision about your allocation of premiums to an Investment Division.

     The Funds' shares may also be available to certain separate accounts we use to fund our variable annuity policies. This is called "mixed funding." Shares of The Alger American Fund, the Calvert Fund, Fidelity Investments(R), the Janus Aspen Series and the Morgan Stanley Fund may also be available to separate accounts of insurance companies that are not affiliated with NYLIAC and, in certain instances, to qualified plans. This is called "shared funding." Although we do not anticipate that any difficulties will result from mixed and shared funding, it is possible that differences in tax treatment and other considerations may cause the interests of owners of various contracts participating in the Funds to be in conflict. The Board of Directors/Trustees of each Fund, each Fund's investment advisers, and NYLIAC are required to monitor events to identify any material conflicts that arise from the use of the Funds for mixed and shared funding. For more information about the risks of mixed and shared funding please refer to the relevant Fund prospectus.



     We render certain services to owners of the Policies in connection with investment of premiums and commitment of cash values to the Investment Divisions, which, in turn, invest in the Eligible Portfolios. These services include, among others, providing information about the Eligible Portfolios. We receive a service fee from the investment advisers or other service providers of some of the Funds in return for providing services of this type. Currently, we receive service fees at annual rates ranging from .10% to .21% of the aggregate net asset value of the shares of some of the Eligible Portfolios held by the Investment Divisions.


ADDITIONS, DELETIONS OR SUBSTITUTIONS OF INVESTMENTS

     We may add, delete or substitute the Eligible Portfolio shares held by any Investment Division, within certain limits. We may eliminate the shares of any of the Eligible Portfolios and substitute shares of another portfolio of a Fund, or of another registered open-end management investment company or other investment vehicles, if the shares of the Eligible Portfolios are no longer available for investment or, if we decide that investment in an Eligible Portfolio is inappropriate given the purposes of the Separate Account. We will not substitute shares attributable to your interest in an Investment Division until you have been notified of the change, as required by the Investment Company Act of 1940.

     The Separate Account may purchase other securities for other series or classes of policies, or may convert between series or classes of policies based on your request.

     In the future, we may establish additional investment divisions for the Separate Account. Each additional investment division will purchase shares in a new portfolio of a Fund or in another mutual fund. We may establish new investment divisions and/or eliminate one or more Investment Divisions when marketing, tax, investment or other conditions make it appropriate. We may decide whether or not the new investment divisions will be made available to existing policyowners.

     If we make a substitution or change to the Investment Divisions, we may change your Policy to reflect such substitution or change. If we decide it is in the best interests of our policyholders who have voting rights under the Policies, the Separate Account may be (1) operated as management companies under the Investment Company Act of 1940 or managed under the direction of a committee, (2) deregistered under such Act in the event such registration is no longer required, or (3) combined with one or more other separate accounts.

REINVESTMENT

     All dividends and capital gain distributions from Eligible Portfolios are automatically reinvested in shares of the distributing Portfolio at their net asset value on the date they are paid.

THE FIXED ACCOUNT

     You may choose to allocate all or part of your net premiums to the Fixed Account.

INTEREST CREDITED ON AMOUNTS IN THE FIXED ACCOUNT

     We will credit any amounts in the Fixed Account with an interest rate that we determine. We can change this rate periodically. We will set this rate in advance and any new rate we set will become effective on or after the next day. We will credit the entire amount in the Fixed Account with interest at this new interest rate. We may credit different interest rates to loaned and unloaned amounts in the Fixed Account. We guarantee that the interest rate that we credit on amounts in the Fixed Account will never be less than an effective annual rate of 4%.

ASSETS IN THE FIXED ACCOUNT

     The Fixed Account is supported by the assets in our general account, which includes all of our assets except those assets specifically allocated to separate accounts. These assets are subject to the claims of our general creditors. We may invest the assets of the Fixed Account however we choose, within limits. Your interest in the Fixed Account is not registered under the Securities Act of 1933, and the Fixed Account is not registered as an investment company under the Investment Company Act of 1940. Therefore, the Fixed Account and any interests earned in the Fixed Account are generally not subject to these statutes. The staff of the SEC has not reviewed the disclosures in this Prospectus relating to the Fixed Account. These disclosures regarding the Fixed Account may, however, be subject to certain applicable provisions of the Federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

TRANSFERS BETWEEN INVESTMENT DIVISIONS AND/OR THE FIXED ACCOUNT

     You may transfer all or part of the cash value of your Policy (1) from the Fixed Account to the Investment Divisions of the Separate Account, (2) from the Investment Divisions of the Separate Account to the Fixed Account, or (3) between the Investment Divisions in the Separate Account.

     You may request a transfer, under the following conditions:

     -- Maximum Transfer--There is no limit on the amount you may transfer from one Investment Division to another Investment Division or to the Fixed Account. The maximum amount you may transfer from the Fixed Account to the Investment Divisions during any Policy Year is 10% of the amount in the Fixed Account at the beginning of the Policy Year.

     -- Minimum Transfer--The minimum amount that you may transfer from the Investment Divisions or the Fixed Account is the lesser of (i) $500 or
        (ii) the total amount in the Investment Divisions or the Fixed Account.

     -- Minimum Remaining Value--If a transfer will cause the amount you have in the Investment Divisions or the Fixed Account to be less than $500, we will transfer the entire amount in the Investment Divisions and/or the Fixed Account you have chosen.

     -- Number of Transfers--You may make an unlimited number of transfers from the Investment Divisions of the Separate Account to the Fixed Account within the first two Policy Years. We may limit this type of transfer after the first two Policy Years. You may make an unlimited number of transfers between Investment Divisions each Policy Year. You may make an unlimited number of transfers from the Fixed Account to the Investment Divisions each Policy Year.

     -- Transfer Charge--We may impose a charge up to $30 per transfer for each transfer after the first twelve in any Policy Year. We will not count any transfer made in connection with the Dollar Cost Averaging, Automatic Asset Reallocation and Interest Sweep Options as a transfer toward the twelve transfer limit.

REQUESTING A TRANSFER:

     You can request a transfer in two ways:

     -- submit your request in writing on a form we approve to Variable Product
        Services; or

     -- telephone a service representative at 800-598-2019 on business days between the hours of 8:00 a.m. and 4:00 p.m. (Eastern Time).


     We will use reasonable procedures to make sure that the instructions we receive through the telephone are genuine. Before a service representative accepts any request, he or she will ask the caller for the caller's Social Security Number and address. We will also record all calls. We are not responsible for any loss, cost or expense for any actions we take based on telephone instructions we believe are genuine.


DOLLAR COST AVERAGING

     Dollar Cost Averaging is a systematic method of investing which allows you to purchase shares of the Investment Divisions at regular intervals in fixed dollar amounts so that the cost of your shares is averaged over time and over various market cycles. The main objective of Dollar Cost Averaging is to achieve an average cost per share that is lower than the average price per share in a fluctuating market. Since the same dollar amount is transferred to a given Investment Division on each transfer, more units are purchased in an Investment Division if the value per unit is low and fewer units are purchased if the value per unit is high. Therefore, a lower than average cost per unit will be achieved if prices fluctuate over the long term. Similarly, for each transfer out of an Investment Division, more units are sold in an Investment Division if the value per unit is low and fewer units are sold if the value per unit is high. Dollar Cost Averaging does not assure growth or protect against a loss in declining markets.

     If you decide to use the Dollar Cost Averaging feature, we will ask you to specify:

     -- the dollar amount you want to have transferred (minimum transfer: $100);

     -- the Investment Division you want to transfer money from;

     -- the Investment Divisions and/or Fixed Account you want to transfer money to;

     -- the date on which you want the transfers to be made, within limits; and

     -- how often you would like the transfers made, either monthly, quarterly, semi-annually or annually.

     You are not allowed to make Dollar Cost Averaging transfers from the Fixed Account, but you can make Dollar Cost Averaging transfers into the Fixed Account.

     We will make all Dollar Cost Averaging transfers on the date you specify, or on the next business day. You may specify any day of the month with the exception of the 29th, 30th or 31st of a month. We will not process a Dollar Cost Averaging transfer, unless we have received a written request at Variable Product Services. We must receive this request at least one week before the date Dollar Cost Averaging transfers are scheduled to begin.

     The minimum cash value required to elect this option is $5,000. We will automatically suspend this feature if the cash value is less than $4,500 on a transfer date. Once the cash value equals or exceeds this amount, the Dollar Cost Averaging transfers will automatically resume as scheduled.

     You may cancel the Dollar Cost Averaging option at any time by written request. You may not elect Dollar Cost Averaging if you have chosen Automatic Asset Reallocation. However, you have the option of alternating between these two Policy features.


     This option is available to you at no additional cost.


AUTOMATIC ASSET REALLOCATION

     If you choose the Automatic Asset Reallocation feature, we will automatically reallocate your assets among the Investment Divisions in order to maintain a pre-determined percentage invested in the Investment Division(s) you have selected. For example, you could specify that 50% of the amount you have in the Separate Account be allocated to a particular Investment Division and the other 50% be allocated to another Investment Division. Over time, the variations in each of these Investment Division's investment results would cause this balance to shift. If you elect the Automatic Asset Reallocation feature, we will automatically reallocate the amounts you have in the Separate Account among the various Investment Divisions so that they are invested in the percentages you specify.

     You may choose to schedule the reallocations quarterly, semi-annually or annually. You may not choose to have your investments reallocated on a monthly basis. The minimum amount you must have in the Separate Account in order to elect this option is $5,000. We will automatically suspend this feature if the cash value is less than $4,500 on a reallocation date. Once the cash value equals or exceeds this amount, Automatic Asset Reallocation will automatically resume as scheduled. There is no minimum amount which you must allocate among the Investment Divisions under this feature.

     You may cancel the Automatic Asset Reallocation feature at any time by written request. You may not elect Automatic Asset Reallocation if you have chosen Dollar Cost Averaging. However, you have the option of alternating between these two Policy features.


     This option is available to you at no additional cost.

INTEREST SWEEP

     You may instruct us to periodically transfer the interest earned in the Fixed Account into the Investment Division(s) you specify. This automatic process is called Interest Sweep. If You choose the Interest Sweep feature, we will ask you to specify:

     -- the date you want this feature to start;

     -- the percentages you want to be transferred to each Investment Division;
        and


     -- how often you want us to make these transfers: monthly, quarterly, semi-annually or annually.


     We will begin to make Interest Sweep transfers if the amount in the Fixed Account is at least $5,000. You may specify any date that you want us to make these automatic transfers, with the exception of the 29th, 30th or 31st of a month.

     You may not choose the Interest Sweep feature if you have instructed us to allocate any part of your Policy expenses to the Fixed Account. If you want to elect the Interest Sweep feature and you want to allocate your expenses, you must allocate your expenses to the MainStay VP Cash Management Investment Division.

     You may request Interest Sweep in addition to either the Dollar Cost Averaging or Automatic Asset Reallocation features. If an Interest Sweep transfer is scheduled for the same day as a Dollar Cost Averaging or Automatic Asset Reallocation transfer, we will process the Interest Sweep transfer first.

     If an Interest Sweep transfer would cause more than 10% of the amount you have in the Fixed Account at the beginning of the Policy Year to be transferred from the Fixed Account, we will not process the transfer and we will suspend the Interest Sweep feature. If the amount you have in the Fixed Account is less than $4,500, we will automatically suspend this feature. Once the amount you have in the Fixed Account equals or exceeds this amount, the Interest Sweep feature will automatically resume as scheduled. You may cancel the Interest Sweep feature at any time by written request.


     This option is available to you at no additional cost.


                             DEDUCTIONS AND CHARGES

     We assess certain charges and deductions from your Policy as compensation for providing the Life Insurance Benefit under your Policy, for providing the benefits under any riders, for administering the Policy, for assuming certain risks and for incurring certain expenses in issuing the Policy. Four types of charges are deducted from your Policy:

     -- deductions from premiums,

     -- deductions from cash value,

     -- Separate Account charges, and

     -- Fund charges.

     Additionally, surrender charges may be assessed under certain circumstances. Surrender charges are explained on page 45. All other charges are described below.

                       SUMMARY OF DEDUCTIONS AND CHARGES


                                                    CURRENT                 GUARANTEED
                                                    -------                 ----------
   DEDUCTIONS FROM PREMIUMS
     Sales Expense Charge
       Policy Years 1-10                    8% up to Target Premium  9% up to Target Premium
                                            4% over Target Premium   6.5% over Target Premium
       Policy Years 11+                     4% up to Target Premium  6.5% of all premiums
                                            0% over Target Premium
     Premium Tax Charge                     2%                       may vary
     Federal Tax Charge
       Non-Qualified Policies               1.25%                    may vary
       Qualified Policies                   N/A                      N/A
   DEDUCTIONS FROM CASH VALUE
     Monthly Contract Charge
       Policy Year 1                        $59 per month            $62 per month
       Policy Year 2+                       $ 9 per month            $12 per month
     Charges for Cost of Insurance          based on current rates   based on guaranteed rates
     Charge per $1,000 Initial Face Amount
       Policy Years 1-3                     $0.04/$1,000 per month   $0.04/$1,000 per month
                                            (min $10; max $100)      (min $10; max $100)
       Policy Years 4+                      $0                       $0
     Rider Charges                          vary                     vary
   SEPARATE ACCOUNT CHARGES
     Mortality and Expense Risk Charge      .60%*                    .90%*
     Administrative Charge                  .10%*                    .10%*
   FUND CHARGES
     (see chart on page 44)                 vary                     vary



   * equivalent to an annual rate assessed on the average daily net asset value in the Investment Divisions of the Separate Account.


DEDUCTIONS FROM PREMIUMS

     When we receive a premium payment from you, whether planned or unplanned, we will deduct a sales expense charge and a premium tax charge. If your Policy is a Non-Qualified Policy we will also deduct a Federal tax charge.

SALES EXPENSE CHARGE

     We deduct a sales expense charge from each premium you pay to partially cover our expenses for selling the Policy to you. The amount of the sales expense charge in a Policy Year is not necessarily related to our actual expenses for that particular year. To the extent that sales expenses are not covered by the sales expense charge and the surrender charge, they will be recovered from NYLIAC surplus, including any amounts derived from the mortality and expense risk charge, the charge for cost of insurance protection or the charge per $1,000 of initial face amount. The sales expense charge we deduct is a percentage of the premium you pay. This percentage varies depending on whether the total premium you have paid in any given Policy Year is above or below the Target Premium for your Policy.

TARGET PREMIUM


     When your Policy is issued, we determine the initial Target Premium for your Policy. Your Target Premium is based on the specific age, sex, and risk class combination of the two insureds and the base Policy face amount. The Target Premium is used for the purpose of calculating the sales expense charge and the surrender charge. An increase in your Target Premium will generally increase these charges. You can find your initial Target Premium on the Policy Data Page of your Policy. If you increase or decrease the face amount of your base Policy, we will make a corresponding increase or decrease to your Target Premium.


CURRENT SALES EXPENSE CHARGE


     During each of the first ten Policy Years, we currently deduct a sales expense charge of 8% of any premiums paid up to the Target Premium. Once the Target Premium for that Policy Year has been reached, we currently deduct a sales expense charge of 4% from any additional premiums paid in that Policy Year. Beginning in the eleventh Policy Year, we currently expect to deduct a sales expense charge of 4% of any premiums paid up to the Target Premium for a given Policy Year, with no charge for any premiums paid in excess of the Target Premium.


GUARANTEED SALES EXPENSE CHARGE


     We may change the sales expense charge at any time. During each of the first ten Policy Years, we guarantee that any sales expense charge we deduct will never exceed 9% of any premiums paid up to the Target Premium. Once the Target Premium for that Policy Year has been reached, we will never deduct a sales expense charge of more than 6.5% of any additional premiums paid in that Policy Year. Beginning in the eleventh Policy Year, we guarantee that any sales expense charge will never exceed 6.5% of any premiums paid.


PREMIUM TAX CHARGE

     Some jurisdictions impose a tax on the premiums insurance companies receive from their policyholders. We deduct 2% of each premium payment you make to cover these premium taxes. We may increase the amount we deduct as a premium tax charge to reflect changes in the law. Our right to increase this charge is limited in some jurisdictions by law.

FEDERAL TAX CHARGE

     The Federal government imposes limitations on our ability to deduct certain expenses associated with Non-Qualified Policies. For Non-Qualified Policies, we deduct 1.25% of each premium payment you make to cover the Federal tax that results. We do not deduct this charge from Qualified Policies. We may increase the amount we deduct as a Federal tax charge to reflect changes in the law.

DEDUCTIONS FROM CASH VALUE

     Each month, we will deduct a monthly contract charge, a cost of insurance charge, and a rider charge for the cost of any additional riders. During the first three Policy Years, we will also deduct a charge per $1,000 of the initial face amount of your Policy (not including riders).

     We will deduct these charges from the cash value of your Policy on the Monthly Deduction Day. The first Monthly Deduction Day is the Issue Date of your Policy. Subsequent Monthly Deduction Days occur on each monthly anniversary of your Policy Date. If the Issue Date and the Policy Date of your Policy are different, the charges we deduct on the first Monthly Deduction Day will include the monthly charges we would have deducted on each Monthly Deduction Day from the Policy Date to the Issue Date if we had issued the Policy on the Policy Date.


     You may instruct us on how to deduct these cash value charges from the MainStay VP Cash Management Investment Division and/or the Fixed Account. If the values in the MainStay VP Cash Management Investment Division and/or the Fixed Account you have chosen are insufficient to pay these charges, we will deduct as much of the charges as possible from these investment options. We will deduct the remainder from the amounts in all of the Investment Divisions and the amount not held as collateral for a loan in the Fixed Account in proportion to the amounts in these investment options. If you do not provide us with any instructions on how you would like your expenses allocated, we will deduct these charges from the amount in the Investment Divisions and the amount not held as collateral for a loan in the Fixed Account in proportion to these amounts.


MONTHLY CONTRACT CHARGE

     On each Monthly Deduction Day, we will deduct a monthly contract charge to cover our costs for providing certain administrative services including premium collection, record keeping, processing claims and communicating to our policyowners.

CURRENT MONTHLY CONTRACT CHARGE


     Currently, we deduct a monthly contract charge of $59 per month from Policies in their first Policy Year and we currently expect to deduct $9 per month from Policies in later Policy Years.


GUARANTEED MONTHLY CONTRACT CHARGE

     While we may change the monthly contract charge we deduct from your Policy at any time, we guarantee that we will never charge you a monthly contract charge that is more than $62 per month during the first Policy Year and $12 per month in later Policy Years.

CHARGE FOR COST OF INSURANCE PROTECTION

     On each Monthly Deduction Day, we will deduct a charge for cost of insurance protection from the cash value of your Policy. This charge covers the cost of providing Life Insurance Benefits to you.

     The cost of insurance charge is calculated by multiplying the net amount at risk on the Monthly Deduction Day by the monthly cost of insurance rate which applies to the insureds at that time and then adding any applicable flat extra charge. The net amount at risk is based on the difference between the current Life Insurance Benefit of your Policy and the Policy's cash value.

     Your cost of insurance charge will vary from month to month depending upon changes in the net amount at risk.


     The monthly cost of insurance rate we apply to your Policy will be based on our current monthly cost of insurance rates. We may change these rates from time to time. However, the current rates will never be more than the guaranteed maximum rates shown on the Policy Data Page of your Policy. The guaranteed rates are based on the 1980 Commissioner's Standard Ordinary Mortality Tables appropriate to each Insured's underwriting class if the insureds are a standard underwriting class. The guaranteed rates for Policies that insure insureds in substandard underwriting classes are based on different scales. The current monthly cost of insurance rates are based on such factors as the sexes, underwriting classes and issue ages of both insureds and the Policy Year.


CHARGE PER $1,000 OF INITIAL FACE AMOUNT


     On each Monthly Deduction Day during the first three Policy Years, we will deduct a charge of $0.04 per $1,000 of your Policy's initial face amount (not including riders) from your Policy's cash value. However, this charge will always be at least $10 per month and will never be more than $100 per month.


RIDER CHARGES


     On each Monthly Deduction Day, we will deduct charges for any optional rider benefits you have chosen from the cash value of your Policy.



SUPPLEMENTARY TERM RIDER CHARGE



     If you choose this rider, we will deduct a charge equal to the cost of insurance rate for your Policy multiplied by the term insurance death benefit under this rider.



FIRST-TO-DIE MONTHLY DEDUCTION WAIVER RIDER CHARGE



     If you choose this rider, we will deduct a charge based on the present value of the charges that will be waived under this rider and the cost of insurance rate for this rider.



LEVEL FIRST-TO-DIE TERM RIDER CHARGE



     If you choose this rider, we will deduct a charge equal to the face amount of this rider multiplied by the cost of insurance rate for this rider.



LIVING BENEFITS RIDER CHARGE



     We do not deduct a charge for this rider.


SEPARATE ACCOUNT CHARGES

     In addition to the deductions from premiums and the deductions from cash value, we will also deduct certain charges from the Separate Account's Investment Divisions. These deductions are made on a daily basis.

MORTALITY AND EXPENSE RISK CHARGE

     We deduct a mortality and expense risk charge daily from each Investment Division to cover our mortality and expense risk. We assume a mortality risk that the group of lives we have insured under our Policies will not live as long as we expected. In addition, we assume an expense risk that the cost of issuing and administering the policies we have sold will be greater than we estimated. We may use any profit derived from this charge for any lawful purpose, including any distribution expenses not covered by the sales expense charge.

CURRENT MORTALITY AND EXPENSE RISK CHARGE

     We currently deduct a daily mortality and expense risk charge that is equivalent to an annual rate of .60% of the average daily net asset value of the Separate Account.

GUARANTEED MORTALITY AND EXPENSE RISK CHARGE

     While we may change the mortality and expense risk charge we deduct, we guarantee that this charge will never be more than an annual rate of .90% of the average daily net asset value of each Investment Division.

ADMINISTRATIVE CHARGE

     We deduct an administrative charge daily from each Investment Division to cover the cost of providing administrative Policy services. We deduct a daily administrative charge equivalent to an annual rate of .10% of the average daily net asset value of the Separate Account to cover these costs. This charge is designed not to produce a profit and is guaranteed not to increase.


OTHER CHARGES FOR FEDERAL INCOME TAXES


     We do not currently deduct any charges from the Investment Divisions for Federal income taxes attributable to them. We may choose to deduct such a charge in the future in order to provide for any future income tax liability of the Investment Divisions.

FUND CHARGES


     Each Investment Division of the Separate Account purchases shares of the corresponding Portfolio at net asset value. The net asset value reflects the investment advisory fees and other expenses that are deducted from the assets of the Portfolio. The advisory fees and other expenses are not fixed or specified under the terms of the Policy, and they may vary from year to year. These fees and expenses are described in the Funds' Prospectuses. The following chart reflects 1997 fees and charges that are provided by the Funds or their agents, which are based on 1997 expenses and may reflect estimated changes:

                                                                                                 MAINSTAY VP
                                   MAINSTAY VP    MAINSTAY VP                                     HIGH YIELD       MAINSTAY VP
                                     CAPITAL         CASH        MAINSTAY VP     MAINSTAY VP      CORPORATE       INTERNATIONAL
                                   APPRECIATION   MANAGEMENT     CONVERTIBLE     GOVERNMENT          BOND            EQUITY
                                   ------------   -----------    -----------     -----------     -----------      -------------
FUND ANNUAL EXPENSES AFTER
  REIMBURSEMENT
  (as a % of average net assets)
  Advisory Fees..................     0.36%          0.25%          0.36%           0.30%           0.30%             0.60%
  Administration Fees............     0.20%          0.20%          0.20%           0.20%           0.20%             0.20%
  Other Expenses.................     0.09%          0.09%          0.17%(a)        0.13%           0.09%             0.17%(a)
  Total Fund Annual Expenses.....     0.65%          0.54%          0.73%(a)        0.63%           0.59%             0.97%(a)


                                   MAINSTAY VP
                                      TOTAL      MAINSTAY VP    MAINSTAY VP
                                     RETURN         VALUE           BOND
                                   -----------   -----------    -----------
FUND ANNUAL EXPENSES AFTER
  REIMBURSEMENT
  (as a % of average net assets)
  Advisory Fees..................     0.32%         0.36%          0.25%
  Administration Fees............     0.20%         0.20%          0.20%
  Other Expenses.................     0.08%         0.09%          0.05%
  Total Fund Annual Expenses.....     0.60%         0.65%          0.50%



                                   MAINSTAY VP    MAINSTAY VP   ALGER AMERICAN    CALVERT                        FIDELITY VIP
                                      GROWTH        INDEXED         SMALL          SOCIAL     FIDELITY VIP II       EQUITY-
                                      EQUITY        EQUITY      CAPITALIZATION    BALANCED       CONTRAFUND         INCOME
                                   -----------    -----------   --------------    --------    ---------------    ------------
FUND ANNUAL EXPENSES AFTER
  REIMBURSEMENT
  (as a % of average account
    value)
  Advisory Fees..................     0.25%          0.10%          0.85%          0.69%(b)        0.60%             0.50%
  Administration Fees............     0.20%          0.20%             --             --              --                --
  Other Expenses.................     0.05%          0.09%          0.04%          0.12%(b)        0.11%             0.08%
  Total Fund Annual Expenses.....     0.50%          0.39%          0.89%          0.81%(b)        0.71%(c)          0.58%(c)

                                                 JANUS ASPEN
                                   JANUS ASPEN     SERIES      MORGAN STANLEY
                                     SERIES       WORLDWIDE       EMERGING
                                    BALANCED       GROWTH      MARKETS EQUITY
                                   -----------   -----------   --------------
FUND ANNUAL EXPENSES AFTER
  REIMBURSEMENT
  (as a % of average account
    value)
  Advisory Fees..................     0.76%         0.66%            --%
  Administration Fees............        --            --          0.25%
  Other Expenses.................     0.07%         0.08%          1.50%
  Total Fund Annual Expenses.....     0.83%(d)      0.74%(d)       1.75%(e)


------------

(a) These numbers reflect an expense reimbursement agreement effective through December 31, 1998 limiting "Other Expenses" to 0.17% annually. In the absence of the expense reimbursement arrangement, the "Total Fund Annual Expenses" for the year ending December 31, 1997 would have been 0.78% and 1.25% for the MainStay VP Convertible and MainStay VP International Equity Portfolios, respectively.


(b) These fees are based on expenses for the fiscal year 1997, and have been restated to reflect an increase in transfer agency expenses of 0.01% expected to be incurred in 1998. The "Advisory Fee" includes a performance adjustment which could cause the fee to be as high as 0.85% or as low as 0.55%, depending on performance. "Other Expenses" reflect an indirect fee of 0.03%. "Total Fund Annual Expenses" after reductions for fees paid indirectly would have been 0.78%.


(c) A portion of the brokerage commissions that these Portfolios pay was used to reduce the Portfolios' annual expenses. In addition, these Portfolios have entered into arrangements with their custodian and transfer agent whereby interest earned on uninvested cash balances was used to reduce custodian and transfer agent expenses. Including these reductions, the "Total Fund Annual Expenses" would have been 0.68% for the Fidelity VIP II Contrafund Portfolio and 0.57% for the Fidelity VIP Equity-Income Portfolio.


(d) A reduced "Advisory Fee" schedule was put into effect on July 1, 1997. The "Advisory Fee" reflects the new rate applied to net assets as of December 31, 1997. "Other Expenses" are based on gross expenses of the Fund shares before expense offset arrangements for the fiscal year ended December 31, 1997. Janus Capital Corporation ("JCC") has agreed to reduce the "Advisory Fee" for each Portfolio to the extent that such fee exceeds the effective rate of the Janus retail fund corresponding to such Portfolio. JCC may terminate this fee reduction at any time upon 90 days' notice to the Board of Trustees of the Janus Aspen Series. Other waivers, if applicable, are first applied against the "Advisory Fee" and then against "Other Expenses." Absent such waivers or reductions, "Advisory Fees", "Other Expenses" and "Total Fund Annual Expenses" for the fiscal year ended December 31, 1997 would have been 0.77%, 0.06% and 0.83%, respectively, for the Janus Aspen Series Balanced Portfolio and 0.72%, 0.09% and 0.81%, respectively, for the Janus Aspen Series Worldwide Growth Portfolio.


(e) Morgan Stanley Asset Management Inc. has agreed to a reduction in its "Advisory Fees" and to reimburse the Portfolio for "Other Expenses" if such fees would cause the "Total Fund Annual Expenses" to exceed 1.75% of average daily net assets. This fee reduction agreement may be terminated by Morgan Stanley Asset Management, Inc. at any time without notice. Absent such reductions, it is estimated that "Advisory Fees", "Other Expenses" and "Total Fund Annual Expenses" would be 1.25%, 2.62% and 4.12%, respectively.

SURRENDER CHARGES



CHARGES IN POLICY YEARS 1-15



     During the first fifteen Policy Years, we will deduct a surrender charge from the cash value of your Policy if you:



        - surrender your Policy; or



        - decrease the face amount of your Policy (including a decrease in the face amount that results from changing the Life Insurance Benefit Option or from a partial withdrawal).



     This surrender charge is in addition to the sales expense charge. The surrender charge we will deduct if you surrender your entire Policy (assuming you have not made any changes to your Policy) is equal to the percentage shown in the table below multiplied by 20% of your Target Premium for the Policy Year in which you surrender your Policy. See page 40 for an explanation of Target Premium. The surrender charge we will deduct if you decrease your Policy's face amount is described on page 46.



    YOUNGER INSURED < ISSUE AGE 85              YOUNGER INSURED GREATER THAN OR EQUAL TO ISSUE AGE 85
  ----------------------------------            -----------------------------------------------------
  POLICY YEAR       SURRENDER CHARGE            POLICY YEAR                          SURRENDER CHARGE
  -----------       ----------------            -----------                          ----------------
      1-6                 100%                      1-4                                    100%
        7                  90%                        5                                     80%
        8                  80%                        6                                     60%
        9                  70%                        7                                     40%
       10                  60%                        8                                     20%
       11                  50%                        9+                                     0%
       12                  40%
       13                  30%
       14                  20%
       15                  10%
       16+                  0%



     The above percentages apply regardless of the years in which you make premium payments.



ADDITIONAL CHARGE ON A SURRENDER IN THE FIRST POLICY YEAR



     If you surrender your Policy during the first Policy Year, we will deduct an additional contract charge when you surrender your Policy. This additional charge equals the difference between a and b multiplied by c [i.e., (a - b) X c], where:


     a = the monthly contract charge for the first Policy Year;


     b = the monthly contract charge for subsequent Policy Years; and


     c = the number of Monthly Deduction Days between the day you surrender your Policy and the first anniversary of your Policy Date.



SURRENDER CHARGES AFTER FACE AMOUNT INCREASES



     If you increase your Policy's face amount (other than an increase that results from a change in your Life Insurance Benefit Option), we will apply a new surrender charge schedule to the amount of the increase in the face amount. This schedule will start on the day we process your request. The original surrender charge schedule will continue to apply to the original face amount of your Policy.



     If you have made multiple increases to the face amount of your Policy, and later decide to decrease the face amount of your Policy or surrender it, we will calculate the surrender charge in the following order:



     1) based on the surrender charge associated with the last increase in face amount;



     2) based on each prior increase, in the reverse order in which the increases occurred; and



     3) based on the initial face amount.



SURRENDER CHARGES ON FACE AMOUNT DECREASES



     If you decrease the face amount of your Policy, we will deduct a surrender charge, if applicable. This charge will equal the difference between the surrender charge that we would have charged if you had surrendered your entire Policy before the decrease and the surrender charge that we would charge if you surrendered your entire Policy after the decrease.



                                              EXAMPLE:
                            --------------------------------------------
                            Face Amount prior to Decrease:     $500,000
                            Amount of Decrease:                $100,000
                                                               --------
                            Face Amount after Decrease:        $400,000
                            Surrender Charge on Face Amount
                              prior to Decrease ($500,000)     $  1,280
                            Less Surrender Charge on Face
                              Amount after Decrease
                              ($400,000)                       $  1,030
                                                               --------
                            Surrender Charge on Decrease       $    250



     We will not impose a surrender charge on a decrease or termination of any rider.



EXCEPTIONS TO SURRENDER CHARGE



     We will not deduct a surrender charge for a surrender or a partial withdrawal that results from:



     -- our canceling the Policy;



     -- payment of proceeds upon the death of the last surviving insured;



     -- a required Internal Revenue Service minimum distribution; or



     -- your exercise of the Policy Split Option.


                                POLICY PROCEEDS

BENEFICIARY

     The beneficiary is the person(s) or entity(ies) you have specified on our records to receive insurance proceeds from your Policy.

     -- You name the beneficiary when you apply for the Policy.

     -- The beneficiary receives insurance proceeds after the last surviving insured dies, or if there is a Level First-to-Die Term Rider, after either insured dies.

     -- You may elect to have different classes of beneficiaries, such as primary and secondary, where these classes determine the order of payment. You may have more than one beneficiary in a class.

     -- You may name a different beneficiary to receive benefits under a Level
        First-to-Die Term Rider than the beneficiary you name to receive benefits under your base Policy.

     -- You may change the beneficiary while at least one insured is living, by writing to Variable Product Services (or another address we indicate to you in writing). Generally, the change will take effect on the date you sign the request.

     -- If no beneficiary is living when the last surviving insured dies, we will pay the Policy Proceeds to you or if you are deceased, to your estate, unless you tell us to do otherwise.

WHEN WE PAY PROCEEDS

     If your Policy is still in effect, we will pay any cash surrender value, loan proceeds, or the Policy Proceeds generally within seven days after we receive all of the necessary requirements at Variable Product Services (or any other address we indicate to you in writing).

Situations where payment of proceeds may be delayed:

     -- We may delay payment of any loan proceeds attributable to the Separate
        Account, any partial withdrawal from the Separate Account, the cash surrender value or the Policy Proceeds during any period that:


          a) we are unable to determine the amount to be paid because the New York Stock Exchange is closed (other than customary weekend and holiday closings), trading is restricted by the Securities and Exchange Commission ("SEC"), or the SEC declares that an emergency exists; or


          b) the SEC, by order, permits us to delay payment in order to protect our policyowners.

     -- We may delay payment of any portion of any loan or surrender request, including requests for partial withdrawals, from the Fixed Account for up to six months from the date we receive your request.

     -- We may delay payment of the entire Policy Proceeds if we contest the payment. We investigate all death claims that occur within the two year contestable period. Upon receiving the information from a completed investigation we will make a determination, generally within five days, as to whether the claim should be authorized for payment. Payments are made promptly after authorization.

     We add interest at an annual rate of 3% (or at a higher rate if required by law) if payment of a partial withdrawal or cash surrender value is delayed for 30 days or more.

     We add interest to Policy Proceeds from the date of death to the date of payment at the same rate as is paid under the Interest Payment Option (or at a higher rate if required by law).


PAYMENT OPTIONS

     We will pay your Policy Proceeds in one sum unless you choose otherwise. There are three payment options you may choose from: an Interest Accumulation Option, an Interest Payment Option, and a Life Income Option. If any payment under these options is less than $100, we may pay any unpaid amount or present value in one sum.

     Any Policy Proceeds paid in one sum will be paid in cash and bear interest compounded each year from the last surviving insured's death to the date of payment. We set the interest rate each year. This rate will be at least 3% per year (or a higher rate if required by law).

     -- Interest Accumulation Option (Option 1A) Under this option, the portion of the Policy Proceeds you choose to keep with us will bear interest each year. You may make withdrawals from this amount at any time in sums of $100 or more. We will pay interest on the sum withdrawn up to the date of the withdrawal.

     -- Interest Payment Option (Option 1B) Under this option, we will pay interest on all or part of the Policy Proceeds you choose to keep with us. You elect the frequency of the interest payments we make: once each month, every three months, every six months or each year.

     -- Life Income Option (Option 2) Under this option, we make equal monthly payments during the lifetime of the payee or payees. We determine the amount of the monthly payment by applying the Policy Proceeds to the purchase of a corresponding single premium life annuity policy, which is issued when the first payment is due.

        Payments remain the same and are guaranteed for ten years, even if the specified payee dies sooner.

        Payments are based on an adjusted annuity premium rate in effect at the time the annuity policy is issued. This rate will not be less than the corresponding minimum amount shown in the Option 2 table found in your Policy. These minimum amounts are based on the 1983 Table "a" with Projection Scale G and with interest compounded each year at 3%.

        If you ask us, we will send you a statement of the minimum amount due with respect to each monthly payment in writing. The minimum is based on the sex and adjusted age of the payee(s). To find the adjusted age in the year the first payment is due, we increase or decrease the payee's age at that time, as follows:


1997-2005      2006-2015      2016-2025      2026-2035      2036 AND LATER
---------      ---------      ---------      ---------      --------------
   +1              0             -1             -2                -3

Electing or changing a payment option:

     While at least one of the insureds is living, you can elect or change your payment option. You can also elect or change one or more of the beneficiaries who will be the payee(s) under that option.

     After the last surviving insured dies, any person who is entitled to receive Policy Proceeds in one sum (other than an assignee) can elect a payment option and name payees. The person who elects a payment option can also name one or more successor payees to receive any amount remaining at the death of the payees. Naming these payees cancels any prior choice of successor payees. A payee who did not elect the payment option has the right to advance or assign payments, take the payments in one sum, change the payment option, or make any other change, only if the person who elects the payment option notifies us in writing and we agree.

PAYEES

     You can only name individuals who are able to receive payments on their own behalf as payees or successor payees, unless we agree otherwise. We may require proof of the age of the payee or proof that the payee is living. If we still have an unpaid amount, or there are some payments which still need to be made when the last surviving payee dies, we will pay the unpaid amount with interest to the date of payment, or pay the present value of the remaining payments, to that payee's estate. We will make this payment in one sum. The present value of the remaining payments is based on the interest rate used to compute them, and is always less than their sum.

                          ADDITIONAL POLICY PROVISIONS

LIMITS ON OUR RIGHTS TO CHALLENGE YOUR POLICY


     Generally, we must bring any legal action contesting the validity of your Policy within two years of the Issue Date, including any action taken to contest a face increase as a result of a change in the Life Insurance Benefit Option. For any increase(s) in face amount other than one due to a change in the Life Insurance Benefit Option, this two year period begins on the effective date of the increase.


SUICIDE

     While your Policy is in effect:

     -- If the death of the first insured who dies is a result of suicide within two years of the Issue Date, your Policy will continue to be in effect on the last surviving insured.

     -- If the suicide of both insureds at the same time, or of the last surviving insured occurs within two years of the Issue Date, we will pay a limited life insurance benefit in one sum to the beneficiary. The limited life insurance benefit is the total amount of premiums, less any outstanding loans (including accrued loan interest) and/or amounts withdrawn. If the suicide(s) occurs within two years of the effective date of a face amount increase, we will also pay the limited life insurance benefit, or, if the limited life insurance benefit is not payable, the monthly deductions from cash value made for that increase.

MISSTATEMENT OF AGE OR SEX


     If either or both of the insured's age or sex is misstated in the Policy application, we will adjust the cash value, the cash surrender value, and the Life Insurance Benefit to reflect the correct ages and sexes. We will adjust the Policy Proceeds provided by your Policy based on the most recent mortality charge for the correct dates of birth or correct sexes.


ASSIGNMENT


     You may assign a Non-Qualified Policy as collateral for a loan or other obligation. In order for this assignment to be binding on us, we must receive a signed copy of it at Variable Product Services (or any other location we indicate to you in writing). We are not responsible for the validity of any assignment. If your Policy is a modified endowment contract, assigning your policy may result in taxable income to you. For more information, please read FEDERAL INCOME TAX CONSIDERATIONS on page 52. You may not assign Qualified Policies.

                                   FREE LOOK

     You have a right to cancel your Policy, within certain limits. Under the free look provision of your Policy, you generally have twenty days after you receive your Policy to return the Policy to us and receive a refund. You may cancel increases in the face amount of your Policy under the same time limits.

     If you cancel your Policy, we will pay you the greater of your Policy's cash value on the date you return the Policy or the total premium payments you have made, less any loans and any partial withdrawals you have taken. We will allocate premium payments you make during the free look period to the MainStay VP Cash Management Investment Division until the end of the free look period, as stated in your Policy.

     If you cancel an increase in face amount of your Policy, we will refund the premium payments you have paid in excess of the planned premiums which are allocated to the increase in accordance with the surrender charge provision, less any part of the excess premium payments which we have already paid you.

     You may return the Policy to Variable Product Services or you may return it to any of our agency offices or to the registered representative who sold you the Policy.
                               EXCHANGE PRIVILEGE


     Within the first twenty four months after the Issue Date of your Policy, if you decide you do not want to own a variable Policy, you may either (1) transfer all of the amounts you have invested in the Investment Divisions to the Fixed Account of your Policy or (2) exchange your Policy for a new fixed premium survivorship permanent plan of life insurance that we (or one of our affiliates) offer for this purpose. The new policy will have the same policy date, issue age, risk classification and initial face amount as your original Policy, but will not offer variable investment options such as the Investment Divisions.


     In order to exchange your Policy:

     -- your Policy must be in effect on the date of the exchange;

     -- you must repay any unpaid loan (including any accrued loan interest);
        and

     -- you must submit a proper written request.

     We will process your request for an exchange on the later of: (a) the date you send in your written request along with your Policy or (b) the date we receive the necessary payment for your exchange at Variable Product Services (or any other location we indicate to you in writing). The exchange will be effective on the later of these two dates. We will require you to make any adjustment to the premiums and cash values of your Policy and the new policy, if necessary.


     When you exchange your Policy, all riders and benefits on that Policy will end, unless required by law. The new policy will have the same Issue Date, issue ages, and risk classifications as your original Policy.



     During the first two years after any increase in the face amount of your Policy you have the right to transfer amounts attributable to this increase from the Investment Divisions to the Fixed Account. The maximum amount you may request as a transfer from the Separate Account to the Fixed Account during this two year period is the lesser of the premium payments you made after you increased your Policy's face amount which are attributable to the increase in face amount and the amount in the Separate Account.

              ADDITIONAL PROVISIONS REGARDING THE SEPARATE ACCOUNT

YOUR VOTING RIGHTS

     We will vote the shares that the Investment Divisions of the Separate Account hold in the Funds at any regular and special shareholder meetings of the Funds. We will vote these shares according to the instructions we receive from our policyholders who have invested their premiums in Investment Divisions that invest in the Fund. However, if the law changes to allow us to vote the shares in our own right, we may decide to do so.

     While your Policy is in effect, you hold a voting interest in each Investment Division that you have amounts invested in. The number of votes you are entitled to will be determined by dividing the amount you have invested in an Investment Division by the net asset value per unit for the Eligible Portfolio underlying that Investment Division.

     We will determine the number of votes you are entitled to on the date established by the underlying Fund for determining shareholders that are eligible to vote at the meeting of the relevant Fund. We will send you written voting instructions prior to the meeting according to the procedures established by the Fund. We will send proxy material, reports and other materials relating to the Fund to each person having a voting interest.

     We will vote the Fund shares for which we do not receive timely instructions in the same proportion as the shares for which we receive voting instructions in a timely manner. Voting instructions to abstain from voting on an item will be used to reduce the number of votes eligible to be cast.

OUR RIGHTS

     We may take certain actions relating to our operations and the operations of the Separate Account. We will take these actions in accordance with applicable laws (including obtaining any required approval of the SEC and any other required regulatory approvals). If necessary, we will seek approval by our policyowners.

     Specifically, we reserve the right to:

     -- add or remove any Investment Division;

     -- create new separate accounts;

     -- combine the Separate Account with one or more other separate accounts;

     -- operate the Separate Account as a management investment company under the Investment Company Act of 1940 or in any other form permitted by law;

     -- deregister the Separate Account under the Investment Company Act of
        1940;

     -- manage the Separate Account under the direction of a committee or discharge such committee at any time;

     -- transfer the assets of the Separate Account to one or more other separate accounts; and

     -- restrict or eliminate any of the voting rights of policyowners or other persons who have voting rights as to the Separate Account.

     We may also change the name of the Separate Account.

     We have reserved all rights to the name of New York Life Insurance Company or any part of it. We may allow the Separate Account and other entities to use our name or part of it, but we may also withdraw this right.

                       FEDERAL INCOME TAX CONSIDERATIONS


OUR INTENT


     Our intent in the discussion in this section is to provide general information about Federal income tax considerations related to the Policies. This is not an exhaustive discussion of all tax questions that might arise under the Policies. This discussion is not intended to be tax advice for you. Tax results may vary according to your particular circumstances, and you may need tax advice in connection with the purchase or use of your Policy.


     The discussion in this section is based on our understanding of the present Federal income tax laws as they are currently interpreted by the Internal Revenue Service ("IRS"). We have not included any information about applicable state or other tax laws. Further, you should note that tax law changes from time to time. We do not know whether the treatment of life insurance policies under Federal income tax or estate or gift tax laws will continue. Future legislation could adversely affect the tax treatment of life insurance policies. You should consult a tax advisor for information on the tax treatment of the Policies, for the tax treatment under the laws of your state, or for information on the impact of proposed or future changes in tax law.


     The ultimate effect of Federal income taxes on values under the Policy and on the economic benefit to you or the beneficiary depends upon NYLIAC's tax status, upon the terms of the Policy and upon your circumstances.


TAX STATUS OF NYLIAC AND THE SEPARATE ACCOUNT


     NYLIAC is taxed as a life insurance company under Subchapter L of the Internal Revenue Code. The Separate Account is not a separate taxable entity from NYLIAC and we take its operations into account in determining NYLIAC's income tax liability. All investment income and realized net capital gains on the assets of the Separate Account are reinvested and taken into account in determining Policy cash values and are automatically applied to increase the book reserves associated with the Policies. Under existing Federal income tax law, neither the investment income nor any net capital gains of the Separate Account, are taxed to NYLIAC to the extent those items are applied to increase reserves associated with the Policies.


CHARGES FOR TAXES


     We impose a Federal tax charge on Non-Qualified Policies equal to 1.25% of premiums received under the Policy to compensate us for taxes we have to pay under Section 848 of the Internal Revenue Code in connection with our receipt of premiums under Non-Qualified Policies. No other charge is currently made to the Separate Account for our Federal income taxes that may be attributable to the Separate Account. In the future, we may impose a charge for our Federal income taxes that are attributable to the Separate Account. In addition, depending on the method of calculating interest on amounts allocated to the Fixed Account, we may impose a charge for the Policy's share of NYLIAC's Federal income taxes attributable to the Fixed Account.

     Under current laws, we may incur state or local taxes (in addition to premium taxes) in several states. At present, these taxes are not significant. If there is a material change in applicable state or local tax laws, we reserve the right to charge the Separate Account for the portion of such taxes, if any, attributable to the Separate Account or the Policies.


DIVERSIFICATION STANDARDS AND CONTROL ISSUES


     In addition to other requirements imposed by the Internal Revenue Code, a Policy will qualify as life insurance under the Internal Revenue Code only if the diversification requirements of Internal Revenue Code Section 817(h) are satisfied by the Separate Account. We intend for the Separate Account to comply with Internal Revenue Code Section 817(h) and related regulations. To satisfy these diversification standards, the regulations generally require that on the last day of each calendar quarter, no more than 55% of the value of a Separate Account's assets can be represented by any one investment, no more than 70% can be represented by any two investments, no more than 80% can be represented by any three investments, and no more than 90% can be represented by any four investments. For purposes of these rules, all securities of the same issuer generally are treated as a single investment, but each U.S. Government agency or instrumentality is treated as a separate issuer. Under a "look through" rule, we are able to meet the diversification requirements by looking through the Separate Account to the underlying Eligible Portfolio. Each of the Funds have committed to us that the Eligible Portfolios will meet the diversification requirements.

     The Internal Revenue Service has stated in published rulings that a variable policyowner will be considered the owner of separate account assets if he or she possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. In those circumstances, income and gains from the separate account assets would be includable in the variable policyowner's gross income. In connection with its issuance of temporary regulations under Internal Revenue Code Section 817(h) in 1986, the Treasury Department announced that such temporary regulations did not provide guidance concerning the extent to which policyowners could be permitted to direct their investments to particular investment divisions of a separate account and that guidance on this issue would be forthcoming. Regulations addressing this issue have not yet been issued or proposed. The ownership rights under your Policy are similar to, but different in certain respects from, those described by the Internal Revenue Service in rulings in which it was determined that policyowners were not owners of separate account assets. For example, you have additional flexibility in allocating premium payments and Policy cash values. These differences could result in your being treated as the owner of your Policy's pro rata portion of the assets of the Separate Account. In addition, we do not know what standards will be set forth, if any, in the regulations or ruling which the Treasury Department has stated it expects to issue. We therefore reserve the right to modify the Policy, as deemed appropriate by us, to attempt to prevent you from being considered the owner of your Policy's pro rata share of the assets of the Separate Account. Moreover, in the event that regulations are adopted or rulings are issued, there can be no assurance that the Eligible Portfolios will continue to be available, will be able to operate as currently described in the Fund prospectuses, or that a Fund will not have to change an Eligible Portfolio's investment objective or investment policies.


LIFE INSURANCE STATUS OF POLICY


     We believe that the Policy meets the statutory definition of life insurance under Internal Revenue Code Section 7702 and that you and the beneficiary of your Policy will receive the same Federal income tax treatment as that accorded to owners and beneficiaries of fixed benefit life insurance policies. Specifically, we believe that the Life Insurance Benefit under your Policy will be excludable from the gross income of the beneficiary subject to the terms and conditions of Section 101(a)(1) of the Internal Revenue Code. Pursuant to
Section 101(g) of the Internal Revenue Code, amounts received by the policyowner may also be excludable from the policyowner's gross income when either insured has a terminal illness. (Life insurance benefits under a "modified endowment contract" as discussed below are treated in the same manner as life insurance benefits under life insurance policies that are not so classified.)

     In addition, unless the Policy is a "modified endowment contract," in which case the receipt of any loan under the Policy may result in recognition of income to the policyowner, we believe that the policyowner will not be deemed to be in constructive receipt of the cash values, including increments thereon, under the Policy until proceeds of the Policy are received upon a surrender of the Policy or a partial withdrawal.

     The area of the tax law relating to the definition of life insurance does not explicitly address all of the facts that are relevant for the Policies (including, for example, the treatment of substandard risk policies, policies with term insurance on the Insureds, and certain tax requirements relating to joint survivorship life insurance policies). We reserve the right to make changes to the Policy if we think appropriate to attempt to assure qualification of the Policy as a life insurance contract. If a Policy were determined not to qualify as life insurance, the Policy would not provide the tax advantages normally provided by life insurance.


MODIFIED ENDOWMENT CONTRACT STATUS


     Internal Revenue Code Section 7702A defines a class of life insurance policies referred to as modified endowment contracts. Under this provision, the policies will be treated for tax purposes in one of two ways. Policies that are not classified as modified endowment contracts will be taxed as conventional life insurance policies, as described below. Taxation of pre-death distributions from policies that are classified as modified endowment contracts and that are entered into on or after June 21, 1988 is somewhat different, as described below.

     A life insurance policy becomes a "modified endowment contract" if, at any time during the first seven years, the sum of actual premiums paid exceeds the sum of the "seven-pay premium." Generally, the "seven-pay premium" is the level annual premium, such that if paid for each of the first seven years, will fully pay for all future life insurance and endowment benefits under a life insurance policy. For example, if the "seven-pay premiums" were $1,000, the maximum premiums that could be paid during the first seven years to avoid "modified endowment" treatment would be $1,000 in the first year, $2,000 through the first two years and $3,000 through the first three years, etc. Under this test, a policy may or may not be a modified endowment contract, depending on the amount of premiums paid during each of the policy's first seven years. A policy received in exchange for a modified endowment contract will be taxed as a modified endowment contract even if it would otherwise satisfy the 7-pay test.

     Certain changes in the terms of a policy including a reduction in life insurance benefits will require a policy to be retested to determine whether the change has caused the policy to become a modified endowment contract. In addition, if a "material change" occurs at any time while the policy is in force, a new 7-pay test period will start and the policy will need to be retested to determine whether it continues to meet the 7-pay test. A "material change" generally includes increases in life insurance benefits, but does not include an increase in life insurance benefits which is attributable to the payment of premiums necessary to fund the lowest level of life insurance benefits payable during the first seven policy years, or which is attributable to the crediting of interest with respect to such premiums.

     Because the Policy provides for flexible premiums, NYLIAC has instituted procedures to monitor whether increases in Life Insurance Benefits or additional premiums cause either the start of a new seven-year test period or the taxation of distributions and loans. All additional premiums will be considered in these determinations.

     If a Policy fails the 7-pay test, all distributions (including loans) occurring in the policy year of failure and thereafter will be subject to the rules for modified endowment contracts. A recapture provision also applies to loans and distributions that are received in anticipation of failing the 7-pay test. Under the Internal Revenue Code, any distribution or loan made within two Policy Years prior to the date that a Policy fails the 7-pay test is considered to have been made in anticipation of the failure.


POLICY SURRENDERS AND PARTIAL WITHDRAWALS


     Upon a full surrender of a Policy for its cash surrender value, you will recognize ordinary income for Federal tax purposes to the extent that the cash surrender value exceeds the investment in your Policy (the total of all premiums paid but not previously recovered plus any other consideration paid for the Policy). The tax consequences of a partial withdrawal from your Policy will depend upon whether the partial withdrawal results in a reduction of future benefits under your Policy and whether your Policy is a modified endowment contract.

     If your Policy is not a modified endowment contract, the general rule is that a partial withdrawal from a policy is taxable only to the extent that it exceeds the total investment in the policy. An exception to this general rule applies, however, if a reduction of future benefits occurs during the first fifteen years after a policy is issued and there is a cash distribution associated with that reduction. In such a case, the Internal Revenue Code prescribes a formula under which you may be taxed on all or a part of the amount distributed. After fifteen years, cash distributions from a policy that is not a modified endowment contract will not be subject to Federal income tax, except to the extent they exceed the total investment in the policy. We suggest that you consult with a tax advisor in advance of a proposed decrease in face amount or a partial withdrawal. In addition, any amounts distributed under a "modified endowment contract" (including proceeds of any loan) are taxable to the extent of any accumulated income in the policy. In general, the amount that may be subject to tax is the excess of the cash value (both loaned and unloaned) over the previously unrecovered premiums paid.

     For purposes of determining the amount of income received upon a distribution (or loan) from a modified endowment contract, the Internal Revenue Code requires the aggregation of all modified endowment contracts issued to the same policyowner by an insurer and its affiliates within the same calendar year. Therefore, loans and distributions from any one such policy are taxable to the extent of the income accumulated in all the modified endowment contracts required to be so aggregated.

     If any amount is taxable as a distribution of income under a modified endowment contract (as a result of a policy surrender, a partial withdrawal or a loan), it may also be subject to a 10% penalty tax under Internal Revenue Code
Section 72(v). Limited exceptions from the additional penalty tax are available for certain distributions to individuals who own policies. The penalty tax will not apply to distributions: (i) that are made on or after the date the taxpayer attains age 59 1/2; or (ii) that are attributable to the taxpayer's becoming disabled; or (iii) that are part of a series of substantially equal periodic payments (made not less frequently than annually) made for the life or life expectancy of the taxpayer.


POLICY LOANS AND INTEREST DEDUCTIONS


     We believe that under current law any loan received under your Policy will be treated as policy debt to you and that, unless your Policy is a modified endowment contract, no part of any loan under your Policy will constitute income to you. If your Policy is a modified endowment contract (see discussion above) loans will be fully taxable to the extent of the income in the Policy (and in any other contracts with which it must be aggregated) and could be subject to the additional 10% tax.


     Internal Revenue Code Section 264 provides that interest paid or accrued on a loan in connection with a Policy is generally nondeductible. Certain exceptions apply, however, with respect to Policies covering key employees. In addition, in the case of Policies not held by individuals, special rules may limit the deductibility of interest on loans that are not made in connection with a Policy. We suggest consultation with a tax advisor for further guidance.



CORPORATE OWNERS


     If you are a corporation, ownership of a Policy may affect your exposure to the corporate alternative minimum tax. If you intend to use the Policies to fund deferred compensation arrangements, you should consider the tax consequences of these arrangements. You should consult your tax advisors on these matters.


EXCHANGES OR ASSIGNMENTS OF POLICIES


     If you change the policyowner or exchange or assign your Policy it may have significant tax consequences depending on the circumstances. For example, an assignment or exchange of the Policy may result in taxable income to you. Further, Internal Revenue Code Section 101(a) provides, subject to certain exceptions, that where a policy has been transferred for value, only the portion of the life insurance benefit which is equal to the total consideration paid for the policy may be excluded from gross income. For complete information with respect to Policy assignments and exchanges, a qualified tax advisor should be consulted.


REASONABLENESS REQUIREMENT FOR CHARGES


     Another provision of the tax law deals with allowable charges for mortality costs and other expenses that are used in making calculations to determine whether a policy qualifies as life insurance for Federal income tax purposes. For life insurance policies entered into on or after October 21, 1988, these calculations must be based upon reasonable mortality charges and other charges reasonably expected to be actually paid. The Treasury Department has issued proposed regulations and is expected to promulgate temporary or final regulations governing reasonableness standards for mortality charges. Under the proposed regulations, the standards applicable to joint survivor life insurance policies are not entirely clear. While we believe under Internal Revenue Service pronouncements currently in effect that the mortality costs and other expenses used in making calculations to determine whether your Policy qualifies as life insurance meet the current requirements, we cannot assure you that the Internal Revenue Service would necessarily agree. It is possible that future regulations will contain standards that would require us to modify the mortality charges used for the purposes of the calculations in order to retain the qualification of your Policy as life insurance for Federal income tax purposes, and we reserve the right to make any such modifications.


LIVING BENEFITS RIDER (ALSO KNOWN AS ACCELERATED BENEFITS RIDER)


     A Living Benefits Rider is available in connection with the Policy. Amounts received under this rider will generally be excludable from your gross income under Section 101(g) of the Internal Revenue Code. The exclusion from gross income will not apply, however, if you are not one of the insureds or if you do not have an insurable interest in the life of the surviving insured either because the surviving insured is your director, officer or employee or because the surviving insured has a financial interest in a business of yours.


     In some cases, there may be a question as to whether a life insurance Policy that has an accelerated living benefit rider can meet certain technical aspects of the definition of "life insurance contract" under the Internal Revenue Code. We reserve the right (but we are not obligated) to modify the rider to conform with requirements the Internal Revenue Service may enact.



POLICY SPLIT OPTION


     This option permits a Policy to be split into two individual policies. A Policy split could have adverse tax consequences. The Internal Revenue Service has ruled privately that where the insured or insureds of an insurance policy that is exchanged for a new policy are not identical to the insured or insureds of the new policy, the exchange is taxable.

OTHER TAX ISSUES


     Federal estate and state and local estate, inheritance, and other tax consequences of ownership or receipt of Policy Proceeds depend on the circumstances of each policyowner or beneficiary.


QUALIFIED PLANS



     The Policies are intended to be used with plans qualified under Section 401(a) of the Internal Revenue Code. While these plans include profit sharing plans, 401(k) plans, money purchase pension plans and defined benefit plans, purchasers of these Policies should seek competent legal and tax advice regarding the suitability of these Policies for all types of plans qualified under Section 401(a). Generally, employer contributions to plans qualified under
Section 401(a) and earnings thereon are not taxed to participants until distributed in accordance with plan provisions.



WITHHOLDING


     Under Section 3405 of the Internal Revenue Code, withholding is generally required with respect to certain taxable distributions under insurance policies. In the case of periodic payments (payments made as an annuity or on a similar basis), the withholding is at graduated rates (as though the payments were employee wages). With respect to non-periodic distributions, the withholding is at a flat rate of 10%. You can elect to have either non-periodic or periodic payments made without withholding except where your tax identification number has not been furnished to us, or where the Internal Revenue Service has notified us that a tax identification number is incorrect.


     Different withholding rules apply to payments made to U.S. citizens living outside the United States and to non-U.S. citizens living outside of the United States. U.S. citizens who live outside of the United States generally are not permitted to elect not to have federal income taxes withheld from payments. Payments to non-U.S. citizens who are not residents of the United States generally are subject to 30% withholding, unless an income tax treaty between their country of residence and the United States provides for a lower rate of withholding or an exemption from withholding.

                                  ABOUT NYLIAC


     NYLIAC is a stock life insurance company incorporated in Delaware in 1980. NYLIAC is licensed to sell life, accident and health insurance and annuities in the District of Columbia and all states. In addition to the Policies described in this Prospectus, NYLIAC offers other life insurance policies and annuities. NYLIAC's Financial Statements are included herein. NYLIAC's principal business address is 51 Madison Avenue, New York, New York 10010.



     NYLIAC is a wholly-owned subsidiary of New York Life Insurance Company ("New York Life"), a mutual life insurance company founded in New York in 1845. New York Life had total assets amounting to $84.1 billion at the end of 1997, and is authorized to do business in all states, the District of Columbia and the Commonwealth of Puerto Rico. New York Life has invested in NYLIAC, and will, in order to maintain capital and surplus in accordance with state requirements, occasionally make additional contributions to NYLIAC.


YEAR 2000 READINESS


     The computer systems we use to process all Policy transactions and valuations need to be modified to accommodate the changeover to Year 2000. These modifications are necessary for us to be able to continue to administer the Policies in Year 2000 and later. As is the case with most systems projects, risks and uncertainties exist and a project could be delayed. We are, however, working to make these systems modifications, and we expect that the necessary changes will be completed on time and in a way that will result in no disruption to our Policy servicing operations.


DIRECTORS AND PRINCIPAL OFFICERS OF NYLIAC


         DIRECTORS:                        POSITIONS DURING LAST FIVE YEARS:
Seymour Sternberg             Chairman of the Board, Chief Executive Officer and President
                              of New York Life from April 1997 to date; President and
                              Chief Operating Officer of New York Life from October 1995 to April 1997; Vice Chairman and President Elect from
                              February 1995 to October 1995; Executive Vice President
                              prior thereto. President of NYLIAC from November 1995 to May
                              1997.
Jay S. Calhoun, III           Senior Vice President and Treasurer of New York Life from
                              March 1997 to date; Vice President and Treasurer prior
                              thereto. Senior Vice President and Treasurer of NYLIAC from
                              May 1997 to date; Vice President and Treasurer prior
                              thereto.
Richard M. Kernan, Jr         Executive Vice President and Chief Investment Officer of New
                              York Life from March 1991 to date.
Robert D. Rock                Senior Vice President in charge of the Individual Annuity
                              Department of New York Life from March 1992 to date. Vice
                              President prior thereto. Senior Vice President of NYLIAC
                              from April 1992 to date.
Frederick J. Sievert          Vice Chairman of New York Life from January 1997 to date;
                              Executive Vice President from February 1995 to January 1997;
                              Senior Vice President and Chief Financial
                              Officer--Individual Operations prior thereto. President of
                              NYLIAC from May 1997 to date; Executive Vice President from
                              November 1995 to May 1997; Senior Vice President prior
                              thereto.
Stephen N. Steinig            Senior Vice President and Chief Actuary of New York Life
                              from February 1994 to date; Chief Actuary and Controller
                              prior thereto. Senior Vice President and Chief Actuary of
                              NYLIAC from May 1991 to date.



         OFFICERS:                         POSITIONS DURING LAST FIVE YEARS:
Howard I. Atkins              Executive Vice President and Chief Financial Officer of New
                              York Life and New York Life Insurance and Annuity
                              Corporation from April 1996 to date; Chief Financial Officer of Midlantic Corporation prior thereto.
Michael G. Gallo              Senior Vice President in charge of the Individual Life
                              Department of New York Life from July 1995 to date; Senior
                              Vice President--Northeastern Agencies from February 1994 to
                              July 1995; Vice President prior thereto. Senior Vice
                              President of NYLIAC from August 1995 to date.
Solomon Goldfinger            Senior Vice President in charge of the Financial Management
                              Department and Chief Financial Officer of New York Life from
                              July 1995 to date; Senior Vice President in charge of the
                              Individual Life Department prior thereto. Senior Vice
                              President of NYLIAC from April 1992 to date.
Jane L. Hamrick               Vice President and Actuary of New York Life from March 1994 to date; Corporate Vice President and Actuary prior thereto.
                              Vice President and Actuary of NYLIAC from April 1994 to
                              date.

Jean E. Hoysradt                    Senior Vice President in charge of Investment Department of New York Life from
                                    March 1992 to date. Senior Vice President of NYLIAC from April 1992 to date.
Maryann L. Ingenito                 Vice President of New York Life from April 1990 to date. Vice President and
                                    Controller (Principal Accounting Officer) of NYLIAC from December 1994 to date; Vice President and Assistant Controller prior thereto.
Frank J. Ollari                     Senior Vice President in charge of the Real Estate Department of New York Life from October 1989 to date. Senior Vice President of NYLIAC from April 1992 to date.


                              RECORDS AND REPORTS


     All records and accounts relating to the Separate Account and the Fixed Account are maintained by New York Life or NYLIAC. Each year we will mail you a report showing the cash value, cash surrender value and outstanding loans (including accrued loan interest) as of the latest Policy anniversary. This report contains any additional information required by any applicable law or regulation. We will also mail you a report each quarter showing this same information as of the end of the previous quarter. In addition to these reports, you may request an illustration of your Policy at any time by contacting your registered representative.


     Reports and promotional literature may contain the ratings New York Life and NYLIAC have received from independent rating agencies. Both companies are among only a few companies that have consistently received among the highest possible ratings from the four major independent rating companies: A.M. Best and Moody's Investor's Services Inc. (for financial strength and stability) and Standard and Poor's and Duff & Phelps (for claims paying ability). However, neither New York Life nor NYLIAC guarantees the investment performance of the Investment Divisions.
                           SALES AND OTHER AGREEMENTS

     NYLIFE Distributors Inc., ("NYLIFE Distributors") 51 Madison Avenue, New York, New York 10010, is the principal underwriter and the distributor of the Policies and is an indirect wholly-owned subsidiary of New York Life. The commissions paid to registered representatives of broker-dealers who have entered into dealer agreements with NYLIFE Distributors during a Policy's first Policy Year will not exceed 50% of the premiums paid up to a Policy's Target Premium (8.0% in the second and subsequent Policy Years) plus 3.5% of premiums paid in excess of such amount. Commissions in excess of the percentage payable on renewal premiums are available for premiums paid in connection with most increases in a Policy's face amount. Registered representatives who meet certain productivity standards and/or participate in certain programs may receive additional compensation. From time to time, NYLIFE Distributors may enter into a special arrangement with a broker-dealer, which provides for the payment of higher commissions to such broker-dealer in connection with sales of the Policies. Purchasers of Policies will be informed prior to purchase of any applicable special arrangement.

                               LEGAL PROCEEDINGS


     In 1995, NYLIAC and New York Life settled a nationwide class action brought in New York State court related to the sale of whole life and universal life insurance policies from 1982 through 1994. In entering into the settlement, NYLIAC specifically denied any wrongdoing. The settlement was approved by the judge and has been upheld on appeal.



     There are also actions in various jurisdictions by individual policyowners who either did or did not exclude themselves from the settlement of the nationwide class action and a purported class action claiming to include numerous policyowners in one jurisdiction who did not exclude themselves from the nationwide class action. The certification by a non-New York State court of a purported class action claiming to include numerous policyholders in that State who excluded themselves from the nationwide class action was recently reversed by an intermediate appellate court; plaintiffs filed a motion for rehearing in the appellate court and the motion was denied. Plaintiffs may file a petition with the highest court within the statutory time allowed to do so. Most of these actions seek substantial or unspecified compensatory and punitive damages.



     NYLIAC is also a defendant in other individual suits arising from its insurance (including variable contracts registered under the federal securities law), investment and/ or other operations, including actions involving retail sales practices. Most of these actions also seek substantial or unspecified compensatory and punitive damages. NYLIAC is also from time to time involved as a party in various governmental, administrative, and investigative proceedings and inquiries.



     Given the uncertain nature of litigation and regulatory inquiries, the outcome of the above cannot be predicted. NYLIAC nevertheless believes that, after provisions made in the financial statements, the ultimate liability that could result from such litigation and proceedings would not have a material adverse effect on NYLIAC's financial position; however, it is possible that settlements or adverse determinations in one or more actions or other proceedings in the future could have a material adverse effect on NYLIAC's operating results for a given year.

                            INDEPENDENT ACCOUNTANTS

     The financial statements included herein have been included in reliance on the reports of Price Waterhouse LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

                                    EXPERTS



     Actuarial matters in this Prospectus have been examined by Irwin Don, Associate Actuary. An opinion on actuarial matters is filed as an exhibit to the registration statements we filed with the SEC.

                              FINANCIAL STATEMENTS

     The audited financial statements of NYLIAC (including the auditor's report thereon) for the fiscal years ended December 31, 1997, 1996 and 1995, and of the Separate Account (including the auditor's report thereon) for the years ended December 31, 1997 and 1996 are included herein. The financial statements of NYLIAC included herein should be considered only as bearing upon the ability of NYLIAC to meet its obligations under the Policy.

                      (THIS PAGE INTENTIONALLY LEFT BLANK)

                              FINANCIAL STATEMENTS

STATEMENT OF ASSETS AND LIABILITIES
As of December 31, 1997

                                                           MAINSTAY VP      MAINSTAY VP
                                                             CAPITAL            CASH         MAINSTAY VP
                                                           APPRECIATION      MANAGEMENT      CONVERTIBLE
                                                          ------------------------------------------------
ASSETS:
  Investment at net asset value (Identified Cost:
    $71,698,422; $8,162,465; $901,536; $1,710,793;
    $12,510,806; $3,296,089; $20,293,241; $14,089,938;
    $4,305,981, respectively)...........................   $97,265,269      $ 8,162,474      $   882,918

LIABILITIES:
  Liability for mortality and expense risk charges......       165,893           11,585            1,378
                                                           -----------      -----------      -----------
      Total equity......................................   $97,099,376      $ 8,150,889      $   881,540
                                                           ===========      ===========      ===========
TOTAL EQUITY REPRESENTED BY:
  Equity of Policyowners:
    Variable accumulation units outstanding: 5,124,798;
      6,904,428; 74,626; 135,206; 856,537; 258,156;
      1,523,627; 921,430; 330,171, respectively.........   $97,099,376      $ 8,150,889      $   881,540
                                                           ===========      ===========      ===========
    Variable accumulation unit value....................   $     18.95      $      1.18      $     11.81
                                                           ===========      ===========      ===========

                                                                                                ALGER
                                                           MAINSTAY VP      MAINSTAY VP        AMERICAN
                                                              GROWTH          INDEXED           SMALL
                                                              EQUITY           EQUITY       CAPITALIZATION
                                                          ------------------------------------------------
ASSETS:
  Investment at net asset value (Identified Cost:
    $21,322,048; $24,750,525; $1,837,228; $174,491;
    $5,257,529; $2,176,634; $1,395,497; $7,449,468;
    $1,984,797, respectively)...........................   $22,281,943      $30,850,870      $ 1,931,280

LIABILITIES:
  Liability for mortality and expense risk charges......        37,467           50,736            2,937
                                                           -----------      -----------      -----------
      Total equity......................................   $22,244,476      $30,800,134      $ 1,928,343
                                                           ===========      ===========      ===========
TOTAL EQUITY REPRESENTED BY:
  Equity of Policyowners:
    Variable accumulation units outstanding: 1,098,666;
      1,335,045; 180,466; 14,661; 447,895; 178,000;
      121,580; 621,916; 169,020, respectively...........   $22,244,476      $30,800,134      $ 1,928,343
                                                           ===========      ===========      ===========
    Variable accumulation unit value....................   $     20.25      $     23.07      $     10.69
                                                           ===========      ===========      ===========

  The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

                                 NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION

                                                           VL SEPARATE ACCOUNT I

                      MAINSTAY VP      MAINSTAY VP      MAINSTAY VP
     MAINSTAY VP       HIGH YIELD     INTERNATIONAL        TOTAL         MAINSTAY VP      MAINSTAY VP
      GOVERNMENT     CORPORATE BOND       EQUITY           RETURN           VALUE             BOND
    ---------------------------------------------------------------------------------------------------
     $ 1,691,885      $12,273,364      $ 3,155,744      $24,570,673      $16,016,103      $ 4,269,078

           3,012           20,329            5,115           42,357           26,197            7,383
     -----------      -----------      -----------      -----------      -----------      -----------
     $ 1,688,873      $12,253,035      $ 3,150,629      $24,528,316      $15,989,906      $ 4,261,695
     ===========      ===========      ===========      ===========      ===========      ===========

     $ 1,688,873      $12,253,035      $ 3,150,629      $24,528,316      $15,989,906      $ 4,261,695
     ===========      ===========      ===========      ===========      ===========      ===========
     $     12.49      $     14.31      $     12.20      $     16.10      $     17.35      $     12.91
     ===========      ===========      ===========      ===========      ===========      ===========

                                                                            JANUS        MORGAN STANLEY
       CALVERT          FIDELITY         FIDELITY          JANUS            ASPEN           EMERGING
       SOCIALLY         VIP II:            VIP:            ASPEN          WORLDWIDE         MARKETS
     RESPONSIBLE       CONTRAFUND     EQUITY-INCOME       BALANCED          GROWTH           EQUITY
    ---------------------------------------------------------------------------------------------------
     $   174,348      $ 5,747,398      $ 2,354,052      $ 1,498,501      $ 7,771,354      $ 1,688,354

             250            8,457            3,409            2,381           11,677            2,487
     -----------      -----------      -----------      -----------      -----------      -----------
     $   174,098      $ 5,738,941      $ 2,350,643      $ 1,496,120      $ 7,759,677      $ 1,685,867
     ===========      ===========      ===========      ===========      ===========      ===========
     $   174,098      $ 5,738,941      $ 2,350,643      $ 1,496,120      $ 7,759,677      $ 1,685,867
     ===========      ===========      ===========      ===========      ===========      ===========
     $     11.88      $     12.81      $     13.21      $     12.31      $     12.48      $      9.97
     ===========      ===========      ===========      ===========      ===========      ===========

  The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.
                                       F-3

STATEMENT OF OPERATIONS
For the year ended December 31, 1997

                                                           MAINSTAY VP         MAINSTAY VP
                                                             CAPITAL              CASH             MAINSTAY VP
                                                          APPRECIATION         MANAGEMENT          CONVERTIBLE
                                                        ---------------------------------------------------------
INVESTMENT INCOME (LOSS):
  Dividend income.....................................     $       123         $   290,588         $    32,752
  Mortality and expense risk charges..................        (557,291)            (39,701)             (3,647)
                                                           -----------         -----------         -----------
      Net investment income (loss)....................        (557,168)            250,887              29,105
                                                           -----------         -----------         -----------
REALIZED AND UNREALIZED GAIN (LOSS):
  Proceeds from sale of investments...................       1,423,369          17,014,805             139,941
  Cost of investments sold............................        (805,290)        (17,014,751)           (126,567)
                                                           -----------         -----------         -----------
      Net realized gain on investments................         618,079                  54              13,374
  Realized gain distribution received.................       1,303,265                  --              46,486
  Change in unrealized appreciation (depreciation)
    on investments....................................      14,268,963                   9             (18,565)
                                                           -----------         -----------         -----------
      Net gain (loss) on investments..................      16,190,307                  63              41,295
                                                           -----------         -----------         -----------
  Decrease attributable to funds of New
    York Life Insurance and Annuity Corporation
    retained by Separate Account......................         (15,392)                (49)               (107)
                                                           -----------         -----------         -----------
      Net increase in total equity resulting
        from operations...............................     $15,617,747         $   250,901         $    70,293
                                                           ===========         ===========         ===========

                                                                                                      ALGER
                                                           MAINSTAY VP         MAINSTAY VP          AMERICAN
                                                             GROWTH              INDEXED              SMALL
                                                             EQUITY              EQUITY          CAPITALIZATION
                                                        ---------------------------------------------------------
INVESTMENT INCOME (LOSS):
  Dividend income.....................................     $   154,149         $   382,331         $        --
  Mortality and expense risk charges..................        (118,883)           (153,223)             (6,663)
                                                           -----------         -----------         -----------
      Net investment income (loss)....................          35,266             229,108              (6,663)
                                                           -----------         -----------         -----------
REALIZED AND UNREALIZED GAIN (LOSS):
  Proceeds from sale of investments...................         665,550           1,458,314              96,138
  Cost of investments sold............................        (461,321)           (810,710)            (93,572)
                                                           -----------         -----------         -----------
      Net realized gain on investments................         204,229             647,604               2,566
  Realized gain distribution received.................       2,869,322             701,766              27,734
  Change in unrealized appreciation (depreciation)
    on investments....................................         675,936           4,086,848              94,168
                                                           -----------         -----------         -----------
      Net gain (loss) on investments..................       3,749,487           5,436,218             124,468
                                                           -----------         -----------         -----------
  Increase (decrease) attributable to funds of New
    York Life Insurance and Annuity Corporation
    retained by Separate Account......................          (4,349)             (5,232)               (165)
                                                           -----------         -----------         -----------
      Net increase (decrease) in total equity
        resulting
        from operations...............................     $ 3,780,404         $ 5,660,094         $   117,640
                                                           ===========         ===========         ===========

  The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

                                 NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION

                                                           VL SEPARATE ACCOUNT I

                           MAINSTAY VP         MAINSTAY VP         MAINSTAY VP
       MAINSTAY VP         HIGH YIELD         INTERNATIONAL           TOTAL            MAINSTAY VP         MAINSTAY VP
       GOVERNMENT        CORPORATE BOND          EQUITY              RETURN               VALUE               BOND
    -----------------------------------------------------------------------------------------------------------------
       $   107,175         $   782,162         $   242,338         $   516,372         $   201,046         $   266,329
           (11,217)            (91,731)            (45,495)           (148,128)            (94,179)            (26,020)
       -----------         -----------         -----------         -----------         -----------         -----------
            95,958             690,431             196,843             368,244             106,867             240,309
       -----------         -----------         -----------         -----------         -----------         -----------
           330,840          13,492,251          12,036,950           1,232,002           7,644,643             480,016
          (324,609)        (11,471,769)        (11,261,034)           (810,649)         (5,322,018)           (447,131)
       -----------         -----------         -----------         -----------         -----------         -----------
             6,231           2,020,482             775,916             421,353           2,322,625              32,885
                --             486,646                  --             441,150             677,784              11,900
            35,959          (1,969,535)           (823,782)          2,055,337            (692,340)             45,233
       -----------         -----------         -----------         -----------         -----------         -----------
            42,190             537,593             (47,866)          2,917,840           2,308,069              90,018
       -----------         -----------         -----------         -----------         -----------         -----------
              (174)             (2,363)               (382)             (3,477)             (2,689)               (431)
       -----------         -----------         -----------         -----------         -----------         -----------
       $   137,974         $ 1,225,661         $   148,595         $ 3,282,607         $ 2,412,247         $   329,896
       ===========         ===========         ===========         ===========         ===========         ===========

                                                                                          JANUS          MORGAN STANLEY
         CALVERT            FIDELITY            FIDELITY              JANUS               ASPEN             EMERGING
        SOCIALLY             VIP II:              VIP:                ASPEN             WORLDWIDE            MARKETS
       RESPONSIBLE         CONTRAFUND         EQUITY-INCOME         BALANCED             GROWTH              EQUITY
    -----------------------------------------------------------------------------------------------------------------
       $     3,709         $     5,634         $     3,972         $    29,131         $    44,499         $    11,490
              (614)            (18,741)             (6,894)             (5,466)            (25,288)             (6,777)
       -----------         -----------         -----------         -----------         -----------         -----------
             3,095             (13,107)             (2,922)             23,665              19,211               4,713
       -----------         -----------         -----------         -----------         -----------         -----------
            33,234             172,065             150,267             104,654             155,684             187,902
           (30,376)           (150,779)           (144,967)            (93,347)           (133,142)           (162,977)
       -----------         -----------         -----------         -----------         -----------         -----------
             2,858              21,286               5,300              11,307              22,542              24,925
             8,046              14,890              19,970               1,077              17,119              50,836
               821             488,379             177,716             103,207             319,287            (296,932)
       -----------         -----------         -----------         -----------         -----------         -----------
            11,725             524,555             202,986             115,591             358,948            (221,171)
       -----------         -----------         -----------         -----------         -----------         -----------
               (16)               (592)               (182)               (176)               (494)                134
       -----------         -----------         -----------         -----------         -----------         -----------
       $    14,804         $   510,856         $   199,882         $   139,080         $   377,665         $  (216,324)
       ===========         ===========         ===========         ===========         ===========         ===========

  The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.
                                       F-5

STATEMENT OF CHANGES IN TOTAL EQUITY
For the years ended December 31, 1997
and December 31, 1996

                                                        MAINSTAY VP                              MAINSTAY VP
                                                    CAPITAL APPRECIATION                       CASH MANAGEMENT
                                              --------------------------------         --------------------------------
                                                  1997                1996                 1997                1996
                                              -------------------------------------------------------------------
INCREASE (DECREASE) IN TOTAL EQUITY:
  Operations:
    Net investment income (loss)............  $   (557,168)        $  (259,950)        $    250,887         $   125,170
    Net realized gain (loss) on
      investments...........................       618,079             117,486                   54                 (31)
    Realized gain distribution received.....     1,303,265                  --                   --                  --
    Change in unrealized appreciation
      (depreciation) on investments.........    14,268,963           6,900,669                    9                  11
    Increase (decrease) attributable to
      funds of
      New York Life Insurance and Annuity
      Corporation retained by Separate
      Account...............................       (15,392)             (3,153)                 (49)                 89
                                              ------------         -----------         ------------         -----------
      Net increase in total equity resulting
        from operations.....................    15,617,747           6,755,052              250,901             125,239
                                              ------------         -----------         ------------         -----------
  Contributions and withdrawals:
    Return of equity contribution to New
      York Life Insurance and Annuity
      Corporation...........................            --                  --                   --                  --
    Policyowners' premium payments..........    35,212,386          26,843,479           36,523,185          32,779,343
    Cost of insurance.......................   (13,265,402)         (9,093,725)          (1,411,287)           (989,566)
    Policyowners' surrenders................    (3,421,827)         (1,271,171)            (163,399)            (56,535)
    Net transfers to Fixed Account..........    (2,119,635)         (1,045,732)            (737,645)           (557,133)
    Transfers between Investment
      Divisions.............................     5,279,916          11,653,145          (32,758,497)        (27,966,704)
    Policyowners' death benefits............       (69,600)            (29,669)             (10,139)                 --
                                              ------------         -----------         ------------         -----------
      Net contributions and withdrawals.....    21,615,838          27,056,327            1,442,218           3,209,405
                                              ------------         -----------         ------------         -----------
        Increase (decrease) in total
          equity............................    37,233,585          33,811,379            1,693,119           3,334,644
TOTAL EQUITY:
    Beginning of year.......................    59,865,791          26,054,412            6,457,770           3,123,126
                                              ------------         -----------         ------------         -----------
    End of year.............................  $ 97,099,376         $59,865,791         $  8,150,889         $ 6,457,770
                                              ============         ===========         ============         ===========

                                                         MAINSTAY VP                             MAINSTAY VP
                                                    INTERNATIONAL EQUITY                        TOTAL RETURN
                                               -------------------------------         -------------------------------
                                                  1997                1996                1997                1996
                                               ------------------------------------------------------------------
INCREASE (DECREASE) IN TOTAL EQUITY:
  Operations:
    Net investment income....................  $   196,843         $   630,545         $   368,244         $   255,705
    Net realized gain on investments.........      775,916              10,856             421,353              69,613
    Realized gain distribution received......           --              17,725             441,150                  --
    Change in unrealized appreciation
      (depreciation) on investments..........     (823,782)            485,209           2,055,337           1,096,527
    Decrease attributable to funds of
      New York Life Insurance and Annuity
      Corporation retained by Separate
      Account................................         (382)             (1,988)             (3,477)               (891)
                                               -----------         -----------         -----------         -----------
      Net increase in total equity resulting
        from operations......................      148,595           1,142,347           3,282,607           1,420,954
                                               -----------         -----------         -----------         -----------
  Contributions and withdrawals:
    Return of equity contribution to New York
      Life
      Insurance and Annuity Corporation......  (11,738,745)                 --                  --                  --
    Policyowners' premium payments...........    1,521,928             958,640           8,153,659           7,504,745
    Cost of insurance........................     (500,492)           (257,367)         (3,111,363)         (2,550,631)
    Policyowners' surrenders.................      (47,748)            (14,717)           (866,926)           (393,720)
    Net transfers to Fixed Account...........      (43,728)             (9,665)           (499,837)           (241,714)
    Transfers between Investment Divisions...      242,651             794,305             344,132           2,569,434
    Policyowners' death benefits.............       (3,803)             (2,096)            (30,727)            (12,043)
                                               -----------         -----------         -----------         -----------
      Net contributions and withdrawals......  (10,569,937)          1,469,100           3,988,938           6,876,071
                                               -----------         -----------         -----------         -----------
        Increase (decrease) in total
          equity.............................  (10,421,342)          2,611,447           7,271,545           8,297,025
TOTAL EQUITY:
    Beginning of year........................   13,571,971          10,960,524          17,256,771           8,959,746
                                               -----------         -----------         -----------         -----------
    End of year..............................  $ 3,150,629         $13,571,971         $24,528,316         $17,256,771
                                               ===========         ===========         ===========         ===========

(a) For the period October 1, 1996 (Commencement of Operations) through December 31, 1996.

  The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

                                 NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION

                                                           VL SEPARATE ACCOUNT I

                                                                   MAINSTAY VP
           MAINSTAY VP                 MAINSTAY VP                  HIGH YIELD
           CONVERTIBLE                 GOVERNMENT                 CORPORATE BOND
    -------------------------   -------------------------   --------------------------
       1997         1996(a)        1997          1996           1997          1996
    ----------------------------------------------------------------------------------
    $    29,105   $     1,209   $    95,958   $    82,707   $    690,431   $   757,498
         13,374             8         6,231        12,558      2,020,482        48,439
         46,486           225            --            --        486,646       233,076
        (18,565)          (52)       35,959       (60,509)    (1,969,535)    1,191,289
           (107)           --          (174)          (51)        (2,363)       (2,719)
    -----------   -----------   -----------   -----------   ------------   -----------
         70,293         1,390       137,974        34,705      1,225,661     2,227,583
    -----------   -----------   -----------   -----------   ------------   -----------
             --            --            --            --    (12,980,105)           --
        416,058        36,023       565,639       588,549      5,209,882     2,385,150
       (111,682)       (2,787)     (224,791)     (202,531)    (1,602,404)     (696,139)
         (4,694)           --       (68,227)      (25,594)      (247,985)      (61,676)
        (13,050)           --       (41,442)      (14,290)       (80,517)      (32,091)
        389,933       100,056      (115,412)       90,391      2,688,651     2,269,082
             --            --            --        (1,092)        (4,740)       (1,270)
    -----------   -----------   -----------   -----------   ------------   -----------
        676,565       133,292       115,767       435,433     (7,017,218)    3,863,056
    -----------   -----------   -----------   -----------   ------------   -----------
        746,858       134,682       253,741       470,138     (5,791,557)    6,090,639
        134,682            --     1,435,132       964,994     18,044,592    11,953,953
    -----------   -----------   -----------   -----------   ------------   -----------
    $   881,540   $   134,682   $ 1,688,873   $ 1,435,132   $ 12,253,035   $18,044,592
    ===========   ===========   ===========   ===========   ============   ===========

           MAINSTAY VP                 MAINSTAY VP                 MAINSTAY VP
              VALUE                       BOND                    GROWTH EQUITY
    -------------------------   -------------------------   -------------------------
       1997          1996          1997          1996          1997          1996
    ---------------------------------------------------------------------------------
    $   106,867   $    92,729   $   240,309   $   165,236   $    35,266   $    43,146
      2,322,625        15,992        32,885        12,900       204,229        30,033
        677,784       186,950        11,900            --     2,869,322     1,437,459
       (692,340)    1,787,101        45,233      (115,255)      675,936       161,667
         (2,689)       (1,752)         (431)          (91)       (4,349)       (1,387)
    -----------   -----------   -----------   -----------   -----------   -----------
      2,412,247     2,081,020       329,896        62,790     3,780,404     1,670,918
    -----------   -----------   -----------   -----------   -----------   -----------
     (7,345,155)           --            --            --            --            --
      6,236,512     2,967,711     1,629,051     1,242,545     7,565,076     4,982,537
     (2,115,916)     (906,758)     (499,972)     (402,055)   (2,621,057)   (1,651,492)
       (202,363)      (62,672)     (141,987)      (45,388)     (447,153)     (203,329)
       (134,401)      (31,930)      (92,777)      (31,204)     (287,713)     (178,949)
      3,413,486     2,776,686       156,019       627,608     2,607,194     2,251,912
         (6,038)       (1,828)       (2,486)       (2,075)      (32,659)      (15,505)
    -----------   -----------   -----------   -----------   -----------   -----------
       (153,875)    4,741,209     1,047,848     1,389,431     6,783,688     5,185,174
    -----------   -----------   -----------   -----------   -----------   -----------
      2,258,372     6,822,229     1,377,744     1,452,221    10,564,092     6,856,092
     13,731,534     6,909,305     2,883,951     1,431,730    11,680,384     4,824,292
    -----------   -----------   -----------   -----------   -----------   -----------
    $15,989,906   $13,731,534   $ 4,261,695   $ 2,883,951   $22,244,476   $11,680,384
    ===========   ===========   ===========   ===========   ===========   ===========

  The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.
                                       F-7

For the years ended December 31, 1997
and December 31, 1996

                                                                                                     ALGER
                                                                                                    AMERICAN
                                                              MAINSTAY VP                            SMALL
                                                             INDEXED EQUITY                      CAPITALIZATION
                                                     ------------------------------      ------------------------------
                                                         1997              1996              1997            1996(A)
                                                     ------------------------------------------------------------
INCREASE IN TOTAL EQUITY:
  Operations:
    Net investment income (loss)...................  $    229,108      $    135,508      $     (6,663)     $        (67)
    Net realized gain (loss) on investments........       647,604            64,602             2,566               (30)
    Realized gain distribution received............       701,766           166,736            27,734                --
    Change in unrealized appreciation
      (depreciation) on investments................     4,086,848         1,454,231            94,168              (117)
    Increase (decrease) attributable to funds of
      New York Life Insurance and Annuity
      Corporation retained by Separate Account.....        (5,232)           (1,534)             (165)                3
                                                     ------------      ------------      ------------      ------------
      Net increase (decrease) in total equity
        resulting
        from operations............................     5,660,094         1,819,543           117,640              (211)
                                                     ------------      ------------      ------------      ------------
  Contributions and withdrawals:
    Policyowners' premium payments.................    10,763,151         5,663,276           889,897            15,186
    Cost of insurance..............................    (3,866,075)       (1,832,018)         (237,282)           (3,169)
    Policyowners' surrenders.......................      (696,971)         (189,215)          (17,688)              (29)
    Net transfers from (to) Fixed Account..........      (527,396)         (255,372)          (20,195)               80
    Transfers between Investment Divisions.........     5,609,822         3,981,697         1,079,383           109,530
    Policyowners' death benefits...................       (49,784)           (2,523)           (4,799)               --
                                                     ------------      ------------      ------------      ------------
      Net contributions and withdrawals............    11,232,747         7,365,845         1,689,316           121,598
                                                     ------------      ------------      ------------      ------------
        Increase in total equity...................    16,892,841         9,185,388         1,806,956           121,387
TOTAL EQUITY:
    Beginning of year..............................    13,907,293         4,721,905           121,387                --
                                                     ------------      ------------      ------------      ------------
    End of year....................................  $ 30,800,134      $ 13,907,293      $  1,928,343      $    121,387
                                                     ============      ============      ============      ============

                                                                FIDELITY                             JANUS
                                                                  VIP:                               ASPEN
                                                             EQUITY-INCOME                          BALANCED
                                                     ------------------------------      ------------------------------
                                                         1997            1996(a)             1997            1996(a)
                                                     ------------------------------------------------------------
INCREASE IN TOTAL EQUITY:
  Operations:
    Net investment income (loss)...................  $     (2,922)     $        (36)     $     23,665      $        847
    Net realized gain on investments...............         5,300               121            11,307                 1
    Realized gain distribution received............        19,970                --             1,077                --
    Change in unrealized appreciation
      (depreciation) on investments................       177,716              (298)          103,207              (203)
    Increase (decrease) attributable to funds of
      New York Life Insurance and Annuity
      Corporation retained by Separate Account.....          (182)               --              (176)               --
                                                     ------------      ------------      ------------      ------------
      Net increase (decrease) in total equity
        resulting
        from operations............................       199,882              (213)          139,080               645
                                                     ------------      ------------      ------------      ------------
  Contributions and withdrawals:
    Policyowners' premium payments.................       918,009            13,334           644,403            14,020
    Cost of insurance..............................      (212,463)           (1,305)         (163,402)           (1,851)
    Policyowners' surrenders.......................        (6,862)               --            (7,064)               --
    Net transfers to Fixed Account.................        (7,728)               --           (11,645)               --
    Transfers between Investment Divisions.........     1,357,221            90,768           787,770            94,164
    Policyowners' death benefits...................            --                --                --                --
                                                     ------------      ------------      ------------      ------------
      Net contributions and withdrawals............     2,048,177           102,797         1,250,062           106,333
                                                     ------------      ------------      ------------      ------------
        Increase in total equity...................     2,248,059           102,584         1,389,142           106,978
TOTAL EQUITY:
    Beginning of year..............................       102,584                --           106,978                --
                                                     ------------      ------------      ------------      ------------
    End of year....................................  $  2,350,643      $    102,584      $  1,496,120      $    106,978
                                                     ============      ============      ============      ============

(a) For the period October 1, 1996 (Commencement of Operations) through December 31, 1996.

  The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

                                 NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION

                                                           VL SEPARATE ACCOUNT I

                CALVERT                              FIDELITY
               SOCIALLY                               VIP II:
              RESPONSIBLE                           CONTRAFUND
    -------------------------------       -------------------------------
        1997             1996(a)              1997             1996(a)
    -------------------------------------------------------------
    $      3,095       $        258       $    (13,107)      $       (111)
           2,858                 --             21,286                376
           8,046                645             14,890                 --
             821               (965)           488,379              1,491
             (16)                --               (592)                (1)
    ------------       ------------       ------------       ------------
          14,804                (62)           510,856              1,755
    ------------       ------------       ------------       ------------
          66,367                642          2,664,045             26,958
         (19,221)              (144)          (596,242)            (5,360)
            (987)                --            (42,541)               (19)
            (370)                --            (49,073)              (374)
          89,506             23,563          2,995,348            233,588
              --                 --                 --                 --
    ------------       ------------       ------------       ------------
         135,295             24,061          4,971,537            254,793
    ------------       ------------       ------------       ------------
         150,099             23,999          5,482,393            256,548
          23,999                 --            256,548                 --
    ------------       ------------       ------------       ------------
    $    174,098       $     23,999       $  5,738,941       $    256,548
    ============       ============       ============       ============

                 JANUS                            MORGAN STANLEY
                 ASPEN                               EMERGING
               WORLDWIDE                              MARKETS
                GROWTH                                EQUITY
    -------------------------------       -------------------------------
        1997             1996(a)              1997             1996(a)
    -------------------------------------------------------------
    $     19,211       $      1,123       $      4,713       $         82
          22,542                243             24,925                  5
          17,119                 --             50,836                 --
         319,287              2,600           (296,932)               489
            (494)                (2)               134                 --
    ------------       ------------       ------------       ------------
         377,665              3,964           (216,324)               576
    ------------       ------------       ------------       ------------
       3,320,718             51,071            948,661             11,833
        (742,262)            (6,122)          (209,093)            (2,147)
         (39,211)               (12)           (14,813)               (16)
         (95,247)                --            (10,081)                --
       4,680,102            209,880          1,114,525             65,490
            (869)                --             (2,744)                --
    ------------       ------------       ------------       ------------
       7,123,231            254,817          1,826,455             75,160
    ------------       ------------       ------------       ------------
       7,500,896            258,781          1,610,131             75,736
         258,781                 --             75,736                 --
    ------------       ------------       ------------       ------------
    $  7,759,677       $    258,781       $  1,685,867       $     75,736
    ============       ============       ============       ============

  The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.
                                       F-9

                      (THIS PAGE INTENTIONALLY LEFT BLANK)

                                 NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
                                                           VL SEPARATE ACCOUNT I

NOTES TO FINANCIAL STATEMENTS

NOTE 1-- Organization and Accounting Policies:
--------------------------------------------------------------------------------


    New York Life Insurance and Annuity Corporation Variable Universal Life Separate Account I ("VL Separate Account I") was established on June 4, 1993, under Delaware law by New York Life Insurance and Annuity Corporation, a wholly-owned subsidiary of New York Life Insurance Company. The VL
Separate Account I policies are designed for individuals who seek lifetime insurance protection and flexibility with respect to premium payments and death benefits. The policies are distributed by NYLIFE Distributors Inc. and sold by registered representatives of NYLIFE Securities Inc. and by registered representatives of broker-dealers who have entered into dealer agreements with NYLIFE Distributors Inc. NYLIFE Securities Inc. and NYLIFE Distributors Inc. are wholly-owned subsidiaries of NYLIFE Inc., which is a wholly-owned subsidiary of New York Life Insurance Company. VL Separate Account I is registered under the Investment Company Act of 1940, as amended, as a unit investment trust.

  The assets of VL Separate Account I are invested in the shares of the MainStay VP Series Fund, Inc. (formerly, "New York Life MFA Series Fund, Inc."), The Alger American Fund, the Acacia Capital Corporation, the Fidelity Variable Insurance Products Fund, the Fidelity Variable Insurance Products Fund II, the Janus Aspen Series and the Morgan Stanley Universal Funds, Inc. (collectively, "Funds"). These assets are clearly identified and distinguished from the other assets and liabilities of New York Life Insurance and Annuity Corporation.

  VL Separate Account I offers the following eighteen variable Investment Divisions, with their respective fund portfolios, for Policyowners to invest premium payments: MainStay VP Capital Appreciation, MainStay VP Cash Management, MainStay VP Convertible, MainStay VP Government, MainStay VP High Yield Corporate Bond, MainStay VP International Equity, MainStay VP Total Return, MainStay VP Value, MainStay VP Bond, MainStay VP Growth Equity, MainStay VP Indexed Equity, Alger American Small Capitalization, Calvert Socially Responsible, Fidelity VIP II: Contrafund, Fidelity VIP: Equity-Income, Janus Aspen Balanced, Janus Aspen Worldwide Growth and Morgan Stanley Emerging Markets Equity. Each Investment Division of VL Separate Account I will invest exclusively in the corresponding Eligible Portfolio.

  Initial premium payments received are allocated to the MainStay VP Cash Management Investment Division until 20 days (10 days in New York) after the policy issue date. Thereafter, premium payments will be allocated to the Investment Divisions of VL Separate Account I in accordance with the Policyowner's instructions. In addition, the Policyowner has the option to transfer amounts between the Investment Divisions of VL Separate Account I and the Fixed Account of New York Life Insurance and Annuity Corporation.

  No Federal income tax is payable on investment income or capital gains of VL Separate Account I under current Federal income tax law.

  Security Valuation--The investments are valued at the net asset value of shares of the respective Fund portfolios.

  Security Transactions--Realized gains and losses from security transactions are reported on the identified cost basis. Security transactions are accounted for as of the date the securities are purchased or sold (trade date).

  Distributions Received--Dividend income and capital gain distributions are recorded on the ex-dividend date and reinvested in the corresponding portfolio.

  The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

NOTE 2--Investments (in 000's):
--------------------------------------------------------------------------------



   At December 31, 1997, the investments of VL Separate Account I are as follows:

                                                          MAINSTAY VP          MAINSTAY VP
                                                            CAPITAL               CASH              MAINSTAY VP
                                                          APPRECIATION         MANAGEMENT           CONVERTIBLE
                                                          -------------------------------------------------------
Number of shares........................................      4,344                8,163                   82
Identified cost*........................................    $71,698              $ 8,162              $   902

                                                                                                       ALGER
                                                          MAINSTAY VP          MAINSTAY VP            AMERICAN
                                                             GROWTH              INDEXED               SMALL
                                                             EQUITY              EQUITY            CAPITALIZATION
                                                          -------------------------------------------------------
Number of shares........................................      1,097                1,499                   44
Identified cost*........................................    $21,322              $24,751              $ 1,837

* The cost stated also represents the aggregate cost for Federal income tax purposes.

  Investment activity for the year ended December 31, 1997, was as follows:

                                                          MAINSTAY VP          MAINSTAY VP
                                                            CAPITAL               CASH              MAINSTAY VP
                                                          APPRECIATION         MANAGEMENT           CONVERTIBLE
                                                          -------------------------------------------------------
Purchases...............................................    $23,836              $18,713              $   893
Proceeds from sales.....................................      1,423               17,015                  140

                                                                                                       ALGER
                                                          MAINSTAY VP          MAINSTAY VP            AMERICAN
                                                             GROWTH              INDEXED               SMALL
                                                             EQUITY              EQUITY            CAPITALIZATION
                                                          -------------------------------------------------------
Purchases...............................................    $10,367              $13,644              $ 1,809
Proceeds from sales.....................................        666                1,458                   96

                                 NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
                                                           VL SEPARATE ACCOUNT I

--------------------------------------------------------------------------------

                   MAINSTAY VP      MAINSTAY VP    MAINSTAY VP
    MAINSTAY VP     HIGH YIELD     INTERNATIONAL      TOTAL      MAINSTAY VP    MAINSTAY VP
    GOVERNMENT    CORPORATE BOND      EQUITY         RETURN         VALUE           BOND
    -----------------------------------------------------------------------------------------
          172          1,046              306          1,492           995            325
      $ 1,711        $12,511          $ 3,296        $20,293       $14,090        $ 4,306

                                                                    JANUS      MORGAN STANLEY
      CALVERT        FIDELITY        FIDELITY         JANUS         ASPEN         EMERGING
     SOCIALLY        VIP II:           VIP:           ASPEN       WORLDWIDE       MARKETS
    RESPONSIBLE     CONTRAFUND     EQUITY-INCOME    BALANCED       GROWTH          EQUITY
    -----------------------------------------------------------------------------------------
           88            288               97             86           332            179
      $   174        $ 5,258          $ 2,177        $ 1,395       $ 7,449        $ 1,985

                   MAINSTAY VP      MAINSTAY VP    MAINSTAY VP
    MAINSTAY VP     HIGH YIELD     INTERNATIONAL      TOTAL      MAINSTAY VP    MAINSTAY VP
    GOVERNMENT    CORPORATE BOND      EQUITY         RETURN         VALUE           BOND
    -----------------------------------------------------------------------------------------
      $   543        $ 7,639          $ 1,645        $ 6,040       $ 8,276        $ 1,782
          331         13,492           12,037          1,232         7,645            480

                                                                    JANUS      MORGAN STANLEY
      CALVERT        FIDELITY        FIDELITY         JANUS         ASPEN         EMERGING
     SOCIALLY        VIP II:           VIP:           ASPEN       WORLDWIDE       MARKETS
    RESPONSIBLE     CONTRAFUND     EQUITY-INCOME    BALANCED       GROWTH          EQUITY
    -----------------------------------------------------------------------------------------
      $   180        $ 5,153          $ 2,219        $ 1,382       $ 7,326        $ 2,072
           33            172              150            105           156            188

  During the year New York Life Insurance and Annuity Corporation withdrew $32,064,005 from Separate Account I. This amount represented the New York Life Insurance and Annuity Corporation's May 1, 1995 initial investment in the Separate Account. This amount included accumulated appreciation of $7,064,005.

NOTE 3--Mortality and Expense Risk Charges:
--------------------------------------------------------------------------------


       Separate Account I is charged for administrative services provided and
VL the mortality and expense risks assumed by New York Life Insurance and Annuity Corporation. These charges are made daily at an annual rate of .70% of the daily net asset value of each Investment Division. New York
Life Insurance and Annuity Corporation may increase these charges in the future up to a maximum annual rate of 1.00%. The amounts of these charges retained in the Investment Divisions represent funds of New York Life Insurance and Annuity Corporation. Accordingly, New York Life Insurance and Annuity Corporation participates in the results of each Investment Division ratably with the Policyowners.

--------------------------------------------------------------------------------
NOTE 4 --Distribution of Net Income:
--------------------------------------------------------------------------------


       Separate Account I does not expect to declare dividends to Policyowners
VL from accumulated net investment income and realized gains. The income and gains are distributed to Policyowners as part of withdrawals of amounts (in the form of surrenders, death benefits or transfers) in excess of the net premium payments.

                                 NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
                                                           VL SEPARATE ACCOUNT I

                      (THIS PAGE INTENTIONALLY LEFT BLANK)

NOTE 5-- Cost to Policyowners (in 000's):
--------------------------------------------------------------------------------


    At December 31, 1997, the cost to Policyowners for accumulation units outstanding, with adjustments for net investment income, market appreciation (depreciation) and deduction for expenses is as follows:

                                                            MAINSTAY VP      MAINSTAY VP
                                                              CAPITAL            CASH         MAINSTAY VP
                                                            APPRECIATION      MANAGEMENT      CONVERTIBLE
                                                           ------------------------------------------------
Cost to Policyowners (net of withdrawals)................     $106,699         $ 20,922         $    971
Sales charges............................................       (8,042)          (9,910)             (46)
Cost of insurance........................................      (28,321)          (3,334)            (114)
Accumulated net investment income (loss).................         (812)             473               30
Accumulated net realized gain on investments and
  realized gain distributions received...................        2,031               --               60
Unrealized appreciation (depreciation) on investments....       25,567               --              (19)
Decrease attributable to funds of New York Life Insurance
  and Annuity Corporation retained by Separate Account...          (23)              --               --
                                                              --------         --------         --------
Net amount applicable to Policyowners....................     $ 97,099         $  8,151         $    882
                                                              ========         ========         ========

                                                                                                 ALGER
                                                            MAINSTAY VP      MAINSTAY VP        AMERICAN
                                                               GROWTH          INDEXED           SMALL
                                                               EQUITY           EQUITY       CAPITALIZATION
                                                           ------------------------------------------------
Cost to Policyowners (net of withdrawals)................     $ 22,877         $ 31,100         $  2,143
Sales charges............................................       (1,547)          (1,953)             (92)
Cost of insurance........................................       (5,141)          (6,626)            (240)
Accumulated net investment income (loss).................          123              456               (7)
Accumulated net realized gain on investments and
  realized gain distributions received...................        4,978            1,731               30
Unrealized appreciation (depreciation) on investments....          960            6,100               94
Decrease attributable to funds of New York Life Insurance
  and Annuity Corporation retained by Separate Account...           (6)              (8)              --
                                                              --------         --------         --------
Net amount applicable to Policyowners....................     $ 22,244         $ 30,800         $  1,928
                                                              ========         ========         ========

                                 NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
                                                           VL SEPARATE ACCOUNT I

--------------------------------------------------------------------------------

                           MAINSTAY VP         MAINSTAY VP         MAINSTAY VP
       MAINSTAY VP         HIGH YIELD         INTERNATIONAL           TOTAL            MAINSTAY VP         MAINSTAY VP
       GOVERNMENT        CORPORATE BOND          EQUITY              RETURN               VALUE               BOND
    -----------------------------------------------------------------------------------------------------------------
        $  2,260            $ 10,979            $  2,240            $ 28,485            $ 14,705            $  5,305
            (202)               (803)               (262)             (2,224)               (969)               (381)
            (642)             (2,361)               (782)             (7,796)             (3,104)             (1,190)
             269               1,819               1,293                 863                 229                 508
              23               2,862                 805                 929               3,208                  58
             (19)               (237)               (140)              4,277               1,926                 (37)
              --                  (6)                 (3)                 (6)                 (5)                 (1)
        --------            --------            --------            --------            --------            --------
        $  1,689            $ 12,253            $  3,151            $ 24,528            $ 15,990            $  4,262
        ========            ========            ========            ========            ========            ========

                                                                                          JANUS          MORGAN STANLEY
         CALVERT            FIDELITY            FIDELITY              JANUS               ASPEN             EMERGING
        SOCIALLY             VIP II:              VIP:                ASPEN             WORLDWIDE            MARKETS
       RESPONSIBLE         CONTRAFUND         EQUITY-INCOME         BALANCED             GROWTH              EQUITY
    -----------------------------------------------------------------------------------------------------------------
        $    185            $  6,103            $  2,461            $  1,589            $  8,470            $  2,210
              (7)               (275)                (95)                (68)               (344)                (98)
             (19)               (602)               (214)               (165)               (748)               (211)
               3                 (13)                 (3)                 25                  20                   5
              12                  37                  25                  12                  40                  76
              --                 490                 177                 103                 322                (296)
              --                  (1)                 --                  --                  --                  --
        --------            --------            --------            --------            --------            --------
        $    174            $  5,739            $  2,351            $  1,496            $  7,760            $  1,686
        ========            ========            ========            ========            ========            ========

NOTE 6--Unit Transactions (in 000's):
--------------------------------------------------------------------------------


    Transactions in accumulation units for the years ended December 31, 1997 and December 31, 1996, were as follows:

                                                MAINSTAY VP           MAINSTAY VP
                                           CAPITAL APPRECIATION     CASH MANAGEMENT
                                           ---------------------   -----------------
                                             1997        1996       1997      1996
                                           -----------------------------------------
Units redeemed on return of equity
  contribution to New York Life Insurance
  and Annuity Corporation................        --          --         --        --
Units issued on premium payments.........     2,026       1,859     31,570    29,552
Units redeemed on cost of insurance......      (763)       (629)    (1,220)     (892)
Units redeemed on surrenders.............      (196)        (87)      (141)      (51)
Units redeemed on net transfers to
  Fixed Account..........................      (130)        (75)      (650)     (506)
Units issued (redeemed) on transfers
  between
  Investment Divisions...................       317         821    (28,363)  (25,270)
Units redeemed on death benefits.........        (4)         (2)        (9)       --
                                            -------     -------    -------   -------
  Net increase (decrease)................     1,250       1,887      1,187     2,833
Units outstanding, beginning of year.....     3,875       1,988      5,717     2,884
                                            -------     -------    -------   -------
Units outstanding, end of year...........     5,125       3,875      6,904     5,717
                                            =======     =======    =======   =======


                                                MAINSTAY VP           MAINSTAY VP
                                           INTERNATIONAL EQUITY      TOTAL RETURN
                                           ---------------------   -----------------
                                             1997        1996       1997      1996
                                           -----------------------------------------
Units redeemed on return of equity
  contribution to New York Life Insurance
  and Annuity Corporation................    (1,000)         --         --        --
Units issued on premium payments.........       125          86        547       574
Units redeemed on cost of insurance......       (41)        (24)      (208)     (195)
Units redeemed on surrenders.............        (4)         (1)       (58)      (30)
Units redeemed on net transfers to
  Fixed Account..........................        (3)         (1)       (37)      (20)
Units issued on transfers between
  Investment Divisions...................        20          71         28       201
Units redeemed on death benefits.........        --          --         (2)       (1)
                                            -------     -------    -------   -------
  Net increase (decrease)................      (903)        131        270       529
Units outstanding, beginning of year.....     1,161       1,030      1,254       725
                                            -------     -------    -------   -------
Units outstanding, end of year...........       258       1,161      1,524     1,254
                                            =======     =======    =======   =======

(a) For the period October 1, 1996 (Commencement of Operations) through December 31, 1996.

                                 NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
                                                           VL SEPARATE ACCOUNT I

--------------------------------------------------------------------------------

                                               MAINSTAY VP
       MAINSTAY VP         MAINSTAY VP         HIGH YIELD
       CONVERTIBLE         GOVERNMENT        CORPORATE BOND
    -----------------   -----------------   -----------------
     1997     1996(a)    1997      1996      1997      1996
    ---------------------------------------------------------
         --       --         --        --    (1,000)       --
         37        3         48        53       383       199
        (10)      --        (19)      (18)     (119)      (58)
         --       --         (6)       (2)      (18)       (5)
         (1)      --         (3)       (1)       (5)       (2)
         36       10        (10)        8       200       191
         --       --         --        --        --        --
    -------   -------   -------   -------   -------   -------
         62       13         10        40      (559)      325
         13       --        125        85     1,416     1,091
    -------   -------   -------   -------   -------   -------
         75       13        135       125       857     1,416
    =======   =======   =======   =======   =======   =======


       MAINSTAY VP         MAINSTAY VP         MAINSTAY VP
          VALUE               BOND            GROWTH EQUITY
    -----------------   -----------------   -----------------
     1997      1996      1997      1996      1997      1996
    ---------------------------------------------------------
       (500)      --         --        --        --        --
        393      230        135       108       413       341
       (134)     (70)       (41)      (35)     (143)     (113)
        (13)      (5)       (12)       (4)      (24)      (14)
        (10)      (3)        (7)       (3)      (17)      (13)
        219      219         12        55       146       155
         --       --         --        --        (2)       (1)
    -------   -------   -------   -------   -------   -------
        (45)     371         87       121       373       355
        966      595        243       122       726       371
    -------   -------   -------   -------   -------   -------
        921      966        330       243     1,099       726
    =======   =======   =======   =======   =======   =======

--------------------------------------------------------------------------------

                                                                                ALGER
                                                                               AMERICAN
                                                          MAINSTAY VP           SMALL
                                                         INDEXED EQUITY     CAPITALIZATION
                                                        ----------------   ----------------
                                                         1997     1996      1997    1996(a)
                                                        -----------------------------------
Units issued on premium payments......................     516      357        87        2
Units redeemed on cost of insurance...................    (185)    (115)      (23)      --
Units redeemed on surrenders..........................     (33)     (12)       (2)      --
Units redeemed on net transfers to
  Fixed Account.......................................     (26)     (16)       (2)      --
Units issued on transfers between
  Investment Divisions................................     270      253       108       11
Units redeemed on death benefits......................      (2)      --        (1)      --
                                                        ------   ------    ------   ------
  Net increase........................................     540      467       167       13
Units outstanding, beginning of year..................     795      328        13       --
                                                        ------   ------    ------   ------
Units outstanding, end of year........................   1,335      795       180       13
                                                        ======   ======    ======   ======

                                                            FIDELITY            JANUS
                                                              VIP:              ASPEN
                                                         EQUITY-INCOME         BALANCED
                                                        ----------------   ----------------
                                                         1997    1996(a)    1997    1996(a)
                                                        -----------------------------------
Units issued on premium payments......................      74        1        58        2
Units redeemed on cost of insurance...................     (17)      --       (14)      --
Units redeemed on surrenders..........................      (1)      --        (1)      --
Units redeemed on net transfers to
  Fixed Account.......................................      (1)      --        (1)      --
Units issued on transfers between
  Investment Divisions................................     113        9        69        9
                                                        ------   ------    ------   ------
  Net increase........................................     168       10       111       11
Units outstanding, beginning of year..................      10       --        11       --
                                                        ------   ------    ------   ------
Units outstanding, end of year........................     178       10       122       11
                                                        ======   ======    ======   ======

(a) For the period October 1, 1996 (Commencement of Operations) through December 31, 1996.

                                 NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
                                                           VL SEPARATE ACCOUNT I

--------------------------------------------------------------------------------

        CALVERT            FIDELITY
        SOCIALLY           VIP II:
      RESPONSIBLE         CONTRAFUND
    ----------------   ----------------
     1997    1996(a)    1997    1996(a)
    -----------------------------------
         7       --       222        3
        (2)      --       (49)      (1)
        --       --        (3)      --
        --       --        (4)      --
         8        2       257       23
        --       --        --       --
    ------   ------    ------   ------
        13        2       423       25
         2       --        25       --
    ------   ------    ------   ------
        15        2       448       25
    ======   ======    ======   ======

         JANUS          MORGAN STANLEY
         ASPEN             EMERGING
       WORLDWIDE           MARKETS
         GROWTH             EQUITY
    ----------------   ----------------
     1997    1996(a)    1997    1996(a)
    -----------------------------------
       274        5        85        1
       (61)      (1)      (19)      --
        (3)      --        (1)      --
        (8)      --        (1)      --
       395       21        97        7
    ------   ------    ------   ------
       597       25       161        8
        25       --         8       --
    ------   ------    ------   ------
       622       25       169        8
    ======   ======    ======   ======

NOTE 7--Selected Per Unit Data+:
--------------------------------------------------------------------------------


    The following table presents selected per accumulation unit income and capital changes (for an accumulation unit outstanding throughout each year) with respect to each Investment Division of VL Separate Account I:

                                                                                   MAINSTAY VP
                                                                              CAPITAL APPRECIATION
                                                            ---------------------------------------------------------
                                                              1997        1996        1995        1994      1993++(a)
                                                            ------------------------------------------------------
Unit value, beginning of year...........................     $15.45      $13.10      $ 9.72      $10.23      $10.00
Net investment income (loss)............................      (0.12)      (0.09)         --        0.04        0.02
Net realized and unrealized gains (losses) on security
  transactions
  and realized capital gain distributions received
  (includes the
  effect of capital share transactions).................       3.62        2.44        3.38       (0.55)       0.21
                                                             ------      ------      ------      ------      ------
Unit value, end of year.................................     $18.95      $15.45      $13.10      $ 9.72      $10.23
                                                             ======      ======      ======      ======      ======

                                                                    MAINSTAY VP                   MAINSTAY VP
                                                                    HIGH YIELD                   INTERNATIONAL
                                                                  CORPORATE BOND                    EQUITY
                                                            ---------------------------   ---------------------------
                                                             1997      1996     1995(c)    1997      1996     1995(c)
                                                            ------------------------------------------------------
Unit value, beginning of year...........................    $12.75    $10.95    $10.00    $11.69    $10.65    $10.00
Net investment income...................................      0.67      0.61      0.36      0.33      0.58      0.46
Net realized and unrealized gains (losses) on security
  transactions
  and realized capital gain distributions received
  (includes the
  effect of capital share transactions).................      0.89      1.19      0.59      0.18      0.46      0.19
                                                            ------    ------    ------    ------    ------    ------
Unit value, end of year.................................    $14.31    $12.75    $10.95    $12.20    $11.69    $10.65
                                                            ======    ======    ======    ======    ======    ======


                                                                         MAINSTAY VP
                                                                        GROWTH EQUITY
                                                            -------------------------------------
                                                             1997      1996      1995     1994(b)
                                                            -------------------------------------
Unit value, beginning of year...........................    $16.09    $13.01    $10.14    $10.00
Net investment income (loss)............................      0.04      0.08      0.17      0.30
Net realized and unrealized gains (losses) on security
  transactions
  and realized capital gain distributions received
  (includes the
  effect of capital share transactions).................      4.12      3.00      2.70     (0.16)
                                                            ------    ------    ------    ------
Unit value, end of year.................................    $20.25    $16.09    $13.01    $10.14
                                                            ======    ======    ======    ======

 +   Per unit data based on average monthly units outstanding during the year.
++   Per unit data based on average daily units outstanding during the period.
(a) For the period November 15, 1993 (Commencement of Operations) through December 31, 1993.
(b) For the period May 2, 1994 (Commencement of Operations) through December 31, 1994.
(c) For the period May 1, 1995 (Commencement of Operations) through December 31, 1995.
(d) For the period October 1, 1996 (Commencement of Operations) through December 31, 1996.

                                 NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
                                                           VL SEPARATE ACCOUNT I

--------------------------------------------------------------------------------

                           MAINSTAY VP                               MAINSTAY VP                   MAINSTAY VP
                         CASH MANAGEMENT                             CONVERTIBLE                   GOVERNMENT
    ---------------------------------------------------------   ---------------------   ---------------------------------
      1997        1996        1995        1994      1993++(a)     1997       1996(d)      1997        1996        1995
    -----------------------------------------------------------------------------------------------------------------
     $ 1.13      $ 1.08      $ 1.03      $ 1.00      $ 1.00      $10.31      $10.00      $11.49      $11.31      $ 9.76
       0.05        0.04        0.05        0.03          --        0.64        0.16        0.71        0.76        0.93
         --        0.01          --          --          --        0.86        0.15        0.29       (0.58)       0.62
     ------      ------      ------      ------      ------      ------      ------      ------      ------      ------
     $ 1.18      $ 1.13      $ 1.08      $ 1.03      $ 1.00      $11.81      $10.31      $12.49      $11.49      $11.31
     ======      ======      ======      ======      ======      ======      ======      ======      ======      ======

          MAINSTAY VP
          GOVERNMENT
     ---------------------
       1994      1993++(a)

      $10.01      $10.00
        1.46        0.39
       (1.71)      (0.38)
      ------      ------
      $ 9.76      $10.01
      ======      ======

                           MAINSTAY VP                                     MAINSTAY VP                   MAINSTAY VP
                          TOTAL RETURN                                        VALUE                         BOND
    ---------------------------------------------------------   ---------------------------------   ---------------------
      1997        1996        1995        1994      1993++(a)     1997        1996       1995(c)      1997        1996
    -----------------------------------------------------------------------------------------------------------------
     $13.76      $12.37      $ 9.70      $10.18      $10.00      $14.22      $11.62      $10.00      $11.85      $11.70
       0.26        0.26        0.32        0.52        0.18        0.12        0.12        0.05        0.80        0.92
       2.08        1.13        2.35       (1.00)         --        3.01        2.48        1.57        0.26       (0.77)
     ------      ------      ------      ------      ------      ------      ------      ------      ------      ------
     $16.10      $13.76      $12.37      $ 9.70      $10.18      $17.35      $14.22      $11.62      $12.91      $11.85
     ======      ======      ======      ======      ======      ======      ======      ======      ======      ======


          MAINSTAY VP
             BOND
     ---------------------
       1995       1994(b)
      $ 9.96      $10.00
        1.03        1.70
        0.71       (1.74)
      ------      ------
      $11.70      $ 9.96
      ======      ======


                                                                        ALGER                  CALVERT
                           MAINSTAY VP                                AMERICAN                SOCIALLY
                         INDEXED EQUITY                         SMALL CAPITALIZATION         RESPONSIBLE
    ---------------------------------------------------------   ---------------------   ---------------------
      1997        1996        1995        1994      1993++(a)     1997       1996(d)      1997       1996(d)
    ---------------------------------------------------------------------------------------------------------
     $17.49      $14.39      $10.58      $10.00      $10.00      $ 9.66      $10.00      $ 9.96      $10.00
       0.22        0.24        0.34        0.49          --       (0.07)      (0.01)       0.40        0.21
       5.36        2.86        3.47        0.09          --        1.10       (0.33)       1.52       (0.25)
     ------      ------      ------      ------      ------      ------      ------      ------      ------
     $23.07      $17.49      $14.39      $10.58      $10.00      $10.69      $ 9.66      $11.88      $ 9.96
     ======      ======      ======      ======      ======      ======      ======      ======      ======

--------------------------------------------------------------------------------

                                                                FIDELITY            FIDELITY
                                                                 VIP II:              VIP:
                                                               CONTRAFUND         EQUITY-INCOME
                                                            -----------------   -----------------
                                                             1997     1996(d)    1997     1996(d)
                                                            -------------------------------------
Unit value, beginning of year...........................    $10.39    $10.00    $10.38    $10.00
Net investment loss.....................................     (0.06)    (0.01)    (0.04)    (0.01)
Net realized and unrealized gains on security
  transactions
  and realized capital gain distributions received
  (includes the
  effect of capital share transactions).................      2.48      0.40      2.87      0.39
                                                            ------    ------    ------    ------
Unit value, end of year.................................    $12.81    $10.39    $13.21    $10.38
                                                            ======    ======    ======    ======

                                                                                      JANUS
                                                                                      ASPEN
                                                               JANUS ASPEN          WORLDWIDE
                                                                BALANCED             GROWTH
                                                            -----------------   -----------------
                                                             1997     1996(d)    1997     1996(d)
                                                            -------------------------------------
Unit value, beginning of year...........................    $10.15    $10.00    $10.29    $10.00
Net investment income...................................      0.35      0.17      0.06      0.09
Net realized and unrealized gains (losses) on security
  transactions
  and realized capital gain distributions received
  (includes the
  effect of capital share transactions).................      1.81     (0.02)     2.13      0.20
                                                            ------    ------    ------    ------
Unit value, end of year.................................    $12.31    $10.15    $12.48    $10.29
                                                            ======    ======    ======    ======

                                                                 MORGAN
                                                                 STANLEY
                                                                EMERGING
                                                                 MARKETS
                                                                 EQUITY
                                                            -----------------
                                                             1997     1996(d)
                                                            -----------------
Unit value, beginning of year...........................    $10.01    $10.00
Net investment income...................................      0.06      0.02
Net realized and unrealized losses on security
  transactions
  and realized capital gain distributions received
  (includes the
  effect of capital share transactions).................     (0.10)    (0.01)
                                                            ------    ------
Unit value, end of year.................................    $ 9.97    $10.01
                                                            ======    ======

 +  Per unit data based on average monthly units outstanding during the year.
(d) For the period October 1, 1996 (Commencement of Operations) through December 31, 1996.

REPORT OF INDEPENDENT ACCOUNTANTS
--------------------------------------------------------------------------------
To the Board of Directors of New York Life Insurance and
Annuity Corporation and the Variable Universal Life Policyowners:

In our opinion, the accompanying statement of assets and liabilities and the related statements of operations, of changes in total equity and the selected per unit data present fairly, in all material respects, the financial position of the New York Life Insurance and Annuity Corporation Variable Universal Life Separate Account I comprised of the MainStay VP Capital Appreciation Investment Division, MainStay VP Cash Management Investment Division, MainStay VP Convertible Investment Division, MainStay VP Government Investment Division, MainStay VP High Yield Corporate Bond Investment Division, MainStay VP International Equity Investment Division, MainStay VP Total Return Investment Division, MainStay VP Value Investment Division, MainStay VP Bond Investment Division, MainStay VP Growth Equity Investment Division, MainStay VP Indexed Equity Investment Division, Alger American Small Capitalization Investment Division, Calvert Socially Responsible Investment Division, Fidelity VIP II:
Contrafund Investment Division, Fidelity VIP: Equity-Income Investment Division, Janus Aspen Balanced Investment Division, Janus Aspen Worldwide Growth Investment Division, and Morgan Stanley Emerging Markets Equity Investment Division at December 31, 1997, and the results of its operations, and the selected per unit data for each of the periods presented in conformity with generally accepted accounting principles. These financial statements and the selected per unit data (herein referred to as the "financial statements") are the responsibility of management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of investments at December 31, 1997 with the MainStay VP Series Fund, Inc., The Alger American Fund, the Acacia Capital Corporation, the Fidelity Variable Insurance Products Fund, the Fidelity Variable Insurance Products Fund II, the Janus Aspen Series, and the Morgan Stanley Universal Funds, Inc., provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP
1177 Avenue of the Americas
New York, New York
February 23, 1998

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholder of New York Life Insurance and Annuity Corporation

     In our opinion, the accompanying balance sheets and the related statements of income, of changes in stockholder's equity and of cash flows present fairly, in all material respects, the financial position of New York Life Insurance and Annuity Corporation at December 31, 1997 and 1996, and the results of its operations and its cash flows for the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Price Waterhouse LLP
1177 Avenue of the Americas
New York, New York
February 13, 1998

                NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
         (A WHOLLY OWNED SUBSIDIARY OF NEW YORK LIFE INSURANCE COMPANY)
                                 BALANCE SHEET

                                                                DECEMBER 31,
                                                              -----------------
                                                               1997      1996
                                                              -------   -------
                                                                (IN MILLIONS)
                                    ASSETS
Fixed maturities
     Available for sale, at fair value......................  $12,170   $11,854
     Held to maturity, at amortized cost....................      801       647
Equity securities...........................................       83        70
Mortgage loans..............................................    1,305     1,113
Real estate.................................................      151       151
Policy loans................................................      481       464
Other long-term investments.................................       20        17
                                                              -------   -------
          Total investments.................................   15,011    14,316
Cash and cash equivalents...................................      773       236
Deferred policy acquisition costs...........................      688       691
Other assets................................................      345       252
Separate account assets.....................................    4,315     2,445
                                                              -------   -------
          Total assets......................................  $21,132   $17,940
                                                              =======   =======
                     LIABILITIES AND STOCKHOLDER'S EQUITY
LIABILITIES
Policyholders' account balances.............................  $13,716   $13,163
Future policy benefits......................................      276       251
Policy claims...............................................       55        57
Deferred taxes..............................................       93        47
Other liabilities...........................................      727       333
Separate account liabilities................................    4,303     2,403
                                                              -------   -------
          Total liabilities.................................   19,170    16,254
STOCKHOLDER'S EQUITY
Capital stock -- par value $10,000
  (20,000 shares authorized,
  2,500 issued and outstanding).............................       25        25
Additional paid in capital..................................      480       480
Net unrealized gains on investments.........................      157        68
Retained earnings...........................................    1,300     1,113
                                                              -------   -------
          Total stockholder's equity........................    1,962     1,686
                                                              -------   -------
          Total liabilities and stockholder's equity........  $21,132   $17,940
                                                              =======   =======

                See accompanying notes to financial statements.

                NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
         (A WHOLLY OWNED SUBSIDIARY OF NEW YORK LIFE INSURANCE COMPANY)

                              STATEMENT OF INCOME

                                                              YEAR ENDED DECEMBER 31,
                                                              ------------------------
                                                               1997     1996     1995
                                                              ------   ------   ------
                                                                   (IN MILLIONS)
REVENUES
     Universal life and annuity fees........................  $  267   $  234   $  224
     Net investment income..................................   1,066    1,048    1,012
     Investment gains, net..................................     126       65       38
     Other income...........................................      82       58       71
                                                              ------   ------   ------
          Total revenues....................................   1,541    1,405    1,345
                                                              ------   ------   ------
EXPENSES
     Interest credited to policyholders' account balances...     748      723      742
     Policyholder benefits..................................     141      117      168
     Operating expenses.....................................     352      299      239
                                                              ------   ------   ------
          Total expenses....................................   1,241    1,139    1,149
                                                              ------   ------   ------
Income before Federal income taxes..........................     300      266      196
Federal income taxes:
     Current................................................     114      121       84
     Deferred...............................................      (1)     (24)      (8)
                                                              ------   ------   ------
          Total Federal income taxes........................     113       97       76
                                                              ------   ------   ------
Net income..................................................  $  187   $  169   $  120
                                                              ======   ======   ======

                See accompanying notes to financial statements.

                NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
         (A WHOLLY OWNED SUBSIDIARY OF NEW YORK LIFE INSURANCE COMPANY)

                  STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

                                                              YEAR ENDED DECEMBER 31,
                                                              ------------------------
                                                               1997     1996     1995
                                                              ------   ------   ------
                                                                   (IN MILLIONS)
Stockholder's equity, beginning of year.....................  $1,686   $1,676   $1,141
Net income..................................................     187      169      120
Change in unrealized gains and losses on investments........      89     (159)     415
                                                              ------   ------   ------
Stockholder's equity, end of year...........................  $1,962   $1,686   $1,676
                                                              ======   ======   ======

                See accompanying notes to financial statements.

                NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
         (A WHOLLY OWNED SUBSIDIARY OF NEW YORK LIFE INSURANCE COMPANY)
                            STATEMENT OF CASH FLOWS

                                                                YEAR ENDED DECEMBER 31,
                                                              ----------------------------
                                                                1997      1996      1995
                                                              --------   -------   -------
                                                                     (IN MILLIONS)
Cash Flows from Operating Activities:
  Net income................................................  $    187   $   169   $   120
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation and amortization..........................       (43)      (18)      (26)
     Net capitalization of deferred policy acquisition
       costs................................................       (85)      (44)      (40)
     Universal life and annuity fees........................      (202)     (188)     (183)
     Interest credited to policyholders' account balances...       748       723       742
     Net realized investment gains..........................      (126)      (65)      (38)
     Deferred income taxes..................................        (1)      (24)       (8)
     Decrease in net separate account assets................        30         6        17
     Decrease (increase) in other assets and other
       liabilities..........................................       126      (127)      308
     (Decrease) increase in policy claims...................        (2)      (24)        8
     Increase (decrease) in future policy benefits..........        25        18       (80)
                                                              --------   -------   -------
          Net cash provided by operating activities.........       657       426       820
                                                              --------   -------   -------
Cash Flows from Investing Activities:
  Proceeds from sale of available for sale fixed
     maturities.............................................    13,378     5,787     2,370
  Proceeds from maturity of available for sale fixed
     maturities.............................................     1,137     1,505       930
  Proceeds from sale of held to maturity fixed securities...         3        --        --
  Proceeds from maturity of held to maturity fixed
     maturities.............................................       112       141       103
  Proceeds from sale of equity securities...................       140        47        40
  Proceeds from repayment of mortgage loans.................       220       143       244
  Proceeds from sale of real estate.........................        24        55        13
  Proceeds from other invested assets.......................        16         4        31
  Cost of available for sale fixed maturities acquired......   (14,391)   (7,447)   (4,320)
  Cost of held to maturity fixed maturities acquired........      (281)      (95)     (162)
  Cost of equity securities acquired........................      (163)      (43)      (12)
  Cost of mortgage loans acquired...........................      (413)     (280)     (320)
  Cost of real estate acquired..............................        (4)      (35)      (14)
  Cost of other invested assets acquired....................       (25)       (8)       (5)
  Policy loans..............................................       (17)      (29)      (25)
  Securities sold under agreements to repurchase (net)......       134       (37)     (168)
                                                              --------   -------   -------
          Net cash used in investing activities.............      (130)     (292)   (1,295)
                                                              --------   -------   -------
Cash Flows from Financing Activities:
  Policyholders' account balances:
     Deposits...............................................     1,228     1,069     1,252
     Withdrawals............................................      (176)     (562)     (751)
  Net transfers to the separate accounts....................    (1,040)     (733)     (238)
  Other, net................................................        --        --       (52)
                                                              --------   -------   -------
          Net cash provided (used) by financing
            activities......................................        12      (226)      211
                                                              --------   -------   -------
Effect of exchange rate changes on cash and cash
  equivalents...............................................        (2)        2        (1)
                                                              --------   -------   -------
Net increase (decrease) in cash and cash equivalents........       537       (90)     (265)
                                                              --------   -------   -------
Cash and cash equivalents, beginning of year................       236       326       591
                                                              --------   -------   -------
Cash and cash equivalents, end of year......................  $    773   $   236   $   326
                                                              ========   =======   =======

                See accompanying notes to financial statements.

                NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
         (A WHOLLY OWNED SUBSIDIARY OF NEW YORK LIFE INSURANCE COMPANY)

                         NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1997 AND 1996

NOTE 1 -- NATURE OF OPERATIONS

     New York Life Insurance and Annuity Corporation ("NYLIAC"), is a direct, wholly owned subsidiary of New York Life Insurance Company ("New York Life") domiciled in the State of Delaware. NYLIAC offers a wide variety of interest sensitive insurance and annuity products to a large cross section of the insurance market. NYLIAC markets its products in all 50 of the United States, the District of Columbia and Taiwan, primarily through its agency force. In addition, NYLIAC markets Corporate Owned Life Insurance through independent brokers and brokerage general agents.

NOTE 2 -- SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

     The accompanying financial statements have been prepared in conformity with generally accepted accounting principles ("GAAP"). The preparation of financial statements of life insurance enterprises requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Actual results may differ from estimates.

INVESTMENTS

     Fixed maturity investments, which NYLIAC has both the ability and the intent to hold to maturity, are stated at amortized cost. Investments identified as available for sale are reported at fair value. Unrealized gains and losses on available for sale securities are reported in stockholder's equity, net of deferred taxes and related adjustments. The cost basis of fixed maturities is adjusted for impairments in value deemed to be other than temporary, with the associated realized loss reported in net income. Equity securities are carried at fair value with related unrealized gains and losses reflected in stockholder's equity, net of deferred taxes and related adjustments. Realized losses are recognized in net income for other than temporary declines in the fair value of equity securities. Mortgage loans are carried at unpaid principal balances, net of impairment reserves, and are generally secured. Investment real estate, which NYLIAC has the intent to hold for the production of income, is carried at depreciated cost net of write-downs for other than temporary declines in fair value. Properties held for sale are carried at the lower of cost or fair value less estimated selling costs. Policy loans are stated at the aggregate balance due, which approximates fair value since loans on policies have no defined maturity date and reduce amounts payable at death or surrender. Cash equivalents include investments that have maturities of 90 days or less at date of purchase and are carried at amortized cost, which approximates fair value. Short-term investments include investments that have maturities of between 91-365 days at date of purchase. They are included in fixed maturities on the balance sheet, and are carried at amortized cost, which approximates fair value.

     Derivative financial instruments used by NYLIAC to hedge exposure to interest rate and foreign currency fluctuations are accounted for on an accrual basis. Realized gains and losses related to contracts that are effective hedges on specific assets are deferred and recognized in net income in the same period as gains and losses on the hedged assets. Amounts payable or receivable under interest rate, currency and commodity swap agreements and interest rate floor agreements are recognized as investment income or expense when earned. Premiums paid for interest rate floor agreements are amortized into interest expense over the life of the agreement. Unamortized premiums are included in other assets in the balance sheet.

DEFERRED POLICY ACQUISITION COSTS

     The costs of acquiring new business and certain costs of issuing policies that vary with and are primarily related to the production of new business have been deferred and recorded as an asset in the balance sheet. These consist primarily of commissions, certain expenses of underwriting and issuing contracts, and certain agency expenses. Acquisition costs for universal life and annuity contracts are amortized in proportion to estimated gross profits over the effective life of the contracts, which is assumed to be 25 years for universal life contracts and 15 years for annuities. Changes in assumptions are reflected in the current year's amortization.

     The carrying amount of the deferred policy acquisition cost asset is adjusted at each balance sheet date as if the unrealized gains or losses on investments associated with these insurance contracts had been realized and included in the gross profits used to determine current period amortization. The increase or decrease in the deferred policy acquisition cost asset due to unrealized gains or losses is recorded in stockholder's equity.

RECOGNITION OF INCOME AND RELATED EXPENSES

     Amounts received under universal life and annuity contracts are reported as deposits to policyholders' account balances. Revenues from these contracts consist of amounts assessed during the period for mortality and expense risk, policy administration and surrender charges. Policy benefits and claims that are charged to expense include benefit claims incurred in the period in excess of related policyholders' account balances.

POLICYHOLDERS' ACCOUNT BALANCES

     Policyholders' account balances on universal life and annuity contracts are equal to cumulative deposits plus credited interest less withdrawals and charges.

FEDERAL INCOME TAXES

     NYLIAC is a member of a group which files a consolidated Federal income tax return with New York Life. The consolidated income tax provision or benefit is allocated among the members of the group in accordance with a tax allocation agreement. The tax allocation agreement provides that each member of the group is allocated its share of the consolidated tax provision or benefit determined on a separate company basis. Current Federal income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year and any adjustments to such estimates from prior years. Deferred income tax assets and liabilities are recognized for the future tax consequence of temporary differences between financial statement carrying amounts and income tax bases of assets and liabilities.

     Current Federal income taxes include a provision for NYLIAC's share of the equity base tax applicable to mutual life insurance companies and their subsidiaries. The amount recorded is based on NYLIAC's estimate of the differential earnings rate (the actual rate will be announced at a later date by the Internal Revenue Service ("IRS")) used to compute the equity base tax.

REINSURANCE

     NYLIAC enters into reinsurance agreements in the normal course of its insurance business to reduce overall risk. NYLIAC remains liable for reinsurance ceded if the reinsurer fails to meet its obligation on the business it has assumed. NYLIAC evaluates the financial condition of its reinsurers to minimize its exposure to significant losses from reinsurer insolvencies.

SEPARATE ACCOUNTS

     NYLIAC has established separate accounts with varying investment objectives which are segregated from NYLIAC's general account and are maintained for the benefit of separate account policyholders and NYLIAC. Separate account assets are stated at market value. The liability for separate accounts represents policyholders' interests in the separate account assets. For its registered separate accounts, these liabilities include accumulated net investment income and realized and unrealized gains and losses on those assets, and generally reflect market value. For its guaranteed, non-registered separate accounts, the liability represents amounts due policyholders pursuant to the terms of the binder agreements.

FAIR VALUES OF FINANCIAL INSTRUMENTS

     Fair values of various assets and liabilities are included throughout the notes to financial statements. Specifically, fair value disclosure of fixed maturities, short-term investments, cash equivalents, equity securities and mortgage loans is reported in Note 2 -- Significant Accounting Policies and Note 3 -- Investments. Fair values for policyholders' account balances are reported in Note 5 -- Insurance Liabilities. Fair values for derivative financial instruments are included in Note 10 -- Derivative Financial Instruments and Risk Management. Fair values for repurchase agreements are included in Note
11 -- Commitments and Contingencies.

BUSINESS RISKS AND UNCERTAINTIES

     The development of policy reserves and deferred policy acquisition costs for NYLIAC's products requires management to make estimates and assumptions regarding mortality, morbidity, lapse, expense and investment experience. Such estimates are primarily based on historical experience and future expectations of mortality, morbidity, expense, persistency and investment assumptions. Actual results could differ from those estimates. Management monitors actual experience, and where circumstances warrant, revises its assumptions and the related estimates for policy reserves and deferred policy acquisition costs.

     NYLIAC regularly invests in mortgage loans, mortgage-backed securities and other securities subject to prepayment and call risk. Significant changes in prevailing interest rates and/or geographic conditions may adversely affect the timing and amount of cash flows on such securities, as well as their related values. In addition, the amortization of market premium and accretion of market discount for mortgage-backed securities is based on historical experience and estimates of future payment experience on the underlying mortgage loans. Actual prepayment speeds will differ from original estimates and may result in material adjustments to amortization or accretion recorded in future periods.

     As a subsidiary of a mutual life insurance company, NYLIAC is subject to a tax on its equity base. The rates applied to NYLIAC's equity base are determined annually by the IRS after comparison of mutual life insurance company earnings for the year to the average earnings of the 50 largest stock life insurance companies for the prior three years. Due to the timing of earnings information, estimates of the current year's tax rate must be made by management. The ultimate amounts of equity base tax incurred may vary considerably from the original estimates.

RECENT ACCOUNTING PRONOUNCEMENTS

     During 1997 the FASB issued SFAS 130, "Reporting Comprehensive Income" which establishes standards for the reporting and display of comprehensive income and its components. Comprehensive income is composed of two items -- "net income" and "other comprehensive income". Other comprehensive income includes all changes in equity from nonowner sources (e.g., unrealized holding gains and losses on available for sale securities).

     This Statement requires that the Company classify items of other comprehensive income according to their nature and present each item separately in the financial statement in which other comprehensive income is reported. This Statement also requires that the accumulated balance of other comprehensive income be reported as a separate item in the equity section of the balance sheet. This Statement is effective for the 1998 financial statements of the Company. Reclassification of financial statements for earlier periods provided for comparative purposes is required. Adoption of this Statement will have no effect on reported net income or stockholder's equity.

NOTE 3 -- INVESTMENTS

FIXED MATURITIES

     For publicly traded fixed maturities, estimated fair value is determined using quoted market prices. For fixed maturities without a readily ascertainable market value, NYLIAC has determined an estimated fair value using either a discounted cash flow approach (including provisions for credit risk) or a proprietary matrix pricing model.

     At December 31, 1997 and 1996, the maturity distribution of fixed maturities was as follows (in millions):

                                                     1997                       1996
                                           ------------------------   ------------------------
                                           AMORTIZED     ESTIMATED    AMORTIZED     ESTIMATED
           AVAILABLE FOR SALE                 COST      FAIR VALUE       COST      FAIR VALUE
           ------------------              ----------   -----------   ----------   -----------
Due in one year or less..................   $   480       $   482      $   489       $   491
Due after one year through five years....     3,053         3,099        3,019         3,039
Due after five years through ten years...     2,156         2,230        2,122         2,151
Due after ten years......................     2,425         2,608        2,030         2,091
Asset-backed securities:
     Government or government agency.....     2,271         2,324        2,866         2,916
     Other...............................     1,411         1,427        1,168         1,166
                                            -------       -------      -------       -------
     Total Available for Sale............   $11,796       $12,170      $11,694       $11,854
                                            =======       =======      =======       =======

                                                     1997                       1996
                                           ------------------------   ------------------------
                                           AMORTIZED     ESTIMATED    AMORTIZED     ESTIMATED
            HELD TO MATURITY                  COST      FAIR VALUE       COST      FAIR VALUE
            ----------------               ----------   -----------   ----------   -----------
Due in one year or less..................   $    30       $    30      $    24       $    24
Due after one year through five years....       225           239          192           194
Due after five years through ten years...       226           240          235           241
Due after ten years......................       224           238          100           105
Asset-backed securities..................        96            97           96            96
                                            -------       -------      -------       -------
     Total Held to Maturity..............   $   801       $   844      $   647       $   660
                                            =======       =======      =======       =======

     At December 31, 1997 and 1996, the distribution of gross unrealized gains and losses on investments in fixed maturities was as follows (in millions):

                                                                  1997
                                            -------------------------------------------------
                                            AMORTIZED   UNREALIZED   UNREALIZED    ESTIMATED
            AVAILABLE FOR SALE                COST        GAINS        LOSSES     FAIR VALUE
            ------------------              ---------   ----------   ----------   -----------
U.S. Treasury and U.S. Government
  corporations and agencies...............   $ 1,066       $ 36         $ 1         $ 1,101
U.S. agencies, state and municipal........     1,946         42           2           1,986
Foreign governments.......................       237         19          --             256
Corporate.................................     7,136        276          12           7,400
Other.....................................     1,411         20           4           1,427
                                             -------       ----         ---         -------
     Total Available for Sale.............   $11,796       $393         $19         $12,170
                                             =======       ====         ===         =======
HELD TO MATURITY
------------------------------------------

Corporate.................................   $   705       $ 42         $--         $   747
Other.....................................        96          1          --              97
                                             -------       ----         ---         -------
     Total Held to Maturity...............   $   801       $ 43         $--         $   844
                                             =======       ====         ===         =======

                                                                  1996
                                            -------------------------------------------------
                                            AMORTIZED   UNREALIZED   UNREALIZED    ESTIMATED
            AVAILABLE FOR SALE                COST        GAINS        LOSSES     FAIR VALUE
            ------------------              ---------   ----------   ----------   -----------
U.S. Treasury and U.S. Government
  corporations and agencies...............   $ 1,243       $ 24         $ 7         $ 1,260
U.S. agencies, state and municipal........     2,561         64          15           2,610
Foreign governments.......................       191         13           1             203
Corporate.................................     6,531        131          47           6,615
Other.....................................     1,168         19          21           1,166
                                             -------       ----         ---         -------
     Total Available for Sale.............   $11,694       $251         $91         $11,854
                                             =======       ====         ===         =======

                                            AMORTIZED   UNREALIZED   UNREALIZED    ESTIMATED
             HELD TO MATURITY                 COST        GAINS        LOSSES     FAIR VALUE
             ----------------               ---------   ----------   ----------   -----------
Corporate.................................   $   551       $ 15         $ 2         $   564
Other.....................................        96      --             --              96
                                             -------       ----         ---         -------
     Total Held to Maturity...............   $   647       $ 15         $ 2         $   660
                                             =======       ====         ===         =======

EQUITY SECURITIES

     Estimated fair value for equity securities has been determined using quoted market prices. At December 31, 1997 and 1996, the distribution of gross unrealized gains and losses on equity securities is as follows (in millions):

                                   UNREALIZED   UNREALIZED   ESTIMATED
                            COST     GAINS        LOSSES     FAIR VALUE
                            ----   ----------   ----------   ----------
1997......................  $66       $25           $8          $83
1996......................  $63       $ 8           $1          $70

MORTGAGE LOANS

     NYLIAC's mortgage loans are diversified by property type, location and borrower, and are generally collateralized by the related property. The carrying value of mortgage loans was $1,305 million and $1,113 million at December 31, 1997 and 1996, respectively.

     The fair market value of the mortgage loan portfolio at December 31, 1997 and 1996 is estimated to be $1,408 million and $1,194 million, respectively. Market values are determined by discounting the projected cash flow for each individual loan to determine the current net present value. The discount rate used approximates the current rate for new mortgages with comparable characteristics and similar remaining maturities.

     At December 31, 1997, contractual commitments to extend credit under commercial and residential mortgage loan agreements amounted to approximately $108 million, all at a fixed market rate of interest. These commitments are diversified by property type and geographic region.

     The provision for losses on mortgage loans was $14 million and $20 million at December 31, 1997 and 1996, respectively. The activity in the specific and general provision as of December 31, 1997 and 1996 is summarized below (in millions):

                                                     1997   1996
                                                     ----   ----
Beginning balance..................................  $20    $20
Reductions credited to operations..................   (1)    (1)
Direct writedowns..................................   --      9
Recoveries of amounts previously charged off.......   (5)    (8)
                                                     ---    ---
Ending balance.....................................  $14    $20
                                                     ===    ===

     Impaired mortgage loans along with specific provisions for losses as of December 31, 1997 and 1996, were as follows (in millions):

                                                    1997   1996
                                                    ----   ----
Impaired mortgage loans with provisions for
  losses..........................................  $19    $ 39
Provision for losses..............................   (8)    (14)
                                                    ---    ----
Net impaired mortgage loans.......................  $11    $ 25
                                                    ===    ====

     NYLIAC accrues interest income on impaired loans to the extent it is deemed collectible and the loan continues to perform under its original or restructured contractual terms. Interest income on problem loans is generally recognized on a cash basis. Cash payments on loans in the process of foreclosure are generally treated as a return of principal.

     At December 31, 1997 and 1996, the distribution of the mortgage loan portfolio by property type and geographic region was as follows (in millions):

                                                 1997     1996
                                                ------   ------
Property Type:
     Office building..........................  $  601   $  643
     Retail...................................     255      235
     Apartments...............................     187      179
     Residential..............................     172       18
     Other....................................      90       38
                                                ------   ------
          Total...............................  $1,305   $1,113
                                                ======   ======
Geographic Region:
     Central..................................  $  250   $  246
     Pacific..................................     145      133
     Middle Atlantic..........................     426      377
     South Atlantic...........................     362      307
     New England..............................      73       33
     Other....................................      49       17
                                                ------   ------
          Total...............................  $1,305   $1,113
                                                ======   ======

REAL ESTATE

     At December 31, 1997 and 1996, NYLIAC's real estate portfolio consisted of the following (in millions):

                                                           1997   1996
                                                           ----   ----
Investment.......................................          $103   $105
Acquired through foreclosure.....................            19     39
Real estate joint ventures and limited partnerships          29      7
                                                           ----   ----
          Total real estate......................          $151   $151
                                                           ====   ====

     Accumulated depreciation on real estate was $8 million and $5 million at December 31, 1997 and 1996, respectively. Depreciation expense totaled $3 million for each of the years ended December 31, 1997, 1996 and 1995.

NOTE 4 -- INVESTMENT INCOME AND CAPITAL GAINS AND LOSSES

     The components of net investment income for the years ended December 31, 1997, 1996 and 1995, were as follows (in millions):

                                        1997     1996     1995
                                       ------   ------   ------
Fixed maturities.....................  $  961   $  920   $  904
Equity securities....................       6        3        3
Mortgage loans.......................      96       93       82
Real estate..........................      18       21       19
Policy loans.........................      39       37       35
Other................................       1        6        4
                                       ------   ------   ------
     Gross investment income.........   1,121    1,080    1,047
Investment expenses..................     (55)     (32)     (35)
                                       ------   ------   ------
          Net investment income......  $1,066   $1,048   $1,012
                                       ======   ======   ======

     For the years ended December 31, 1997, 1996 and 1995, realized investment gains computed under the specific identification method are as follows (in millions):

                                              1997             1996             1995
                                         --------------   --------------   --------------
                                         GAINS   LOSSES   GAINS   LOSSES   GAINS   LOSSES
                                         -----   ------   -----   ------   -----   ------
Fixed maturities.......................  $172    $ (83)   $100    $ (64)   $ 62    $ (32)
Equity securities......................     9       (4)     22       (1)     16       (7)
Mortgage loans.........................    12       (8)     15      (19)     15      (19)
Real estate............................     3       (2)      6       (3)      1       (1)
Derivative instruments.................    80      (71)     46      (41)    102     (102)
Other..................................    19       (1)      7       (3)      9       (6)
                                         ----    -----    ----    -----    ----    -----
     Subtotal..........................  $295    $(169)   $196    $(131)   $205    $(167)
                                         ----    -----    ----    -----    ----    -----
Investment gains, net..................            $126              $65              $38
                                                  =====             ====             ====

     During 1997, one fixed maturity investment that had been classified as held to maturity was sold due to credit deterioration. The investment had an amortized cost of $2,791,000, and the sale resulted in a realized gain of $14,000.

     Stockholder's equity at December 31, 1997 and 1996 includes net unrealized gains as follows (in millions):

                                                              1997    1996
                                                              -----   -----
Net unrealized gains on investments before adjustments......  $ 382   $ 163
                                                              -----   -----
Related adjustments:
     Deferred policy acquisition costs......................   (148)    (60)
     Policyholder liabilities...............................      7       2
     Deferred Federal income taxes..........................    (84)    (37)
                                                              -----   -----
                                                               (225)    (95)
                                                              -----   -----
Net unrealized gains on investments included in
  stockholder's equity......................................  $ 157   $  68
                                                              =====   =====

     Changes in net unrealized gains and losses on investments were as follows (in millions):

                                                              1997   1996
                                                              ----   -----
Unrealized gains (losses) on investments:
     Beginning of year......................................  $163   $ 535
     End of year............................................   382     163
                                                              ----   -----
     Net change.............................................   219    (372)
Change in related adjustments of balance sheet accounts:
     Deferred policy acquisition costs......................   (88)    136
     Policyholder liabilities...............................     5      (7)
     Deferred Federal income taxes..........................   (47)     84
                                                              ----   -----
Change in unrealized gains on investments...................    89    (159)
Net unrealized gains on investments at beginning of year....    68     227
                                                              ----   -----
Net unrealized gains on investments at end of year..........  $157   $  68
                                                              ====   =====

NOTE 5 -- INSURANCE LIABILITIES

POLICYHOLDERS' ACCOUNT BALANCES

     NYLIAC's annuity contracts are primarily deferred annuities. The carrying value, which approximates fair value, of NYLIAC's liabilities for deferred annuities at December 31, 1997 and 1996, was $7,150 million and $7,345 million, respectively.

NOTE 6 -- SEPARATE ACCOUNTS

     NYLIAC maintains nine non-guaranteed, registered separate accounts for its variable deferred annuity and variable life products. NYLIAC maintains investments in the registered separate accounts of $12 million and $42 million at December 31, 1997 and 1996, respectively. The assets of the separate accounts, which are carried at market value, represent investments in shares of the New York Life sponsored MainStay VP Series Fund and other nonproprietary funds.

     In addition, in 1997 two guaranteed, non-registered separate accounts were established for universal life insurance policies. These accounts provide a minimum guaranteed interest rate with a market value adjustment imposed upon certain surrenders. The assets of these separate accounts are carried at market value.

NOTE 7 -- DEFERRED POLICY ACQUISITION COSTS

     An analysis of deferred policy acquisition costs (DAC) for the years ended December 31, 1997, 1996 and 1995 is as follows (in millions):

                                                              1997    1996    1995
                                                              -----   -----   -----
Balance at beginning of year before adjustment for
  unrealized gains on investments...........................  $751    $ 707   $ 667
Current year additions......................................   200      151     126
Amortized during year.......................................  (115)    (107)    (86)
Balance at end of year before adjustment for unrealized
  gains on investments......................................   836      751     707
Adjustment for unrealized gains on investments..............  (148)     (60)   (196)
                                                              ----    -----   -----
Balance at end of year......................................  $688    $ 691   $ 511
                                                              ====    =====   =====

NOTE 8 -- FEDERAL INCOME TAXES

     The components of the net deferred tax liability as of December 31, 1997 and 1996 are as follows (in millions):

                                              1997   1996
                                              ----   ----
Deferred tax assets:
     Future policyholder benefits...........  $153   $131
     Employee and agents benefits...........    49     44
     Other..................................     6     16
                                              ----   ----
          Gross deferred tax assets.........   208    191
                                              ====   ====
Deferred tax liabilities:
     Deferred policy acquisition costs......   147    161
     Investments............................   149     68
     Other..................................     5      9
                                              ----   ----
          Gross deferred tax liabilities....   301    238
                                              ----   ----
          Net deferred tax liability........  $ 93   $ 47
                                              ====   ====

     The gross deferred tax asset relates to temporary differences that are expected to reverse as net ordinary deductions. Management believes that NYLIAC's taxable income in future years will be sufficient to realize the deferred tax benefits and therefore, no valuation allowance has been recorded.

     Set forth below is a reconciliation of the Federal income tax rate to the effective tax rate for 1997, 1996 and 1995:

                                                1997       1996       1995
                                                ----       ----       ----
Statutory federal income tax rate.............  35.0%      35.0%      35.0%
Equity base tax...............................   3.3        3.2        --
Tax-exempt income.............................   (.5)       (.7)      (1.3)
Other.........................................   (.1)       (.9)       5.2
                                                ----       ----       ----
Effective tax rate............................  37.7%      36.6%      38.9%
                                                ====       ====       ====

     NYLIAC's Federal income tax returns are routinely examined by the IRS and provisions are made in the financial statements in anticipation of the results of these audits. The IRS has completed audits through 1993. There were no material effects on NYLIAC's results of operations as a result of these audits. NYLIAC believes that its recorded income tax liabilities are adequate for all open years.

NOTE 9 -- REINSURANCE

     A group reinsurance agreement between NYLIAC and New York Life was approved by the New York State Insurance Department in 1981 and was terminated effective December 31, 1995. Under the terms of the agreement, NYLIAC assumed the liabilities for group health long-term disability policies issued by New York Life. Cash settlements were made between the companies through 1996 as follows (in millions):

                                                         YEAR ENDED
                                                        DECEMBER 31,
                                                   -----------------------
                                                     1996           1995
                                                     ----           ----
Premiums due.....................................    $--            $(32)
Benefit reimbursement............................     22              20
Experience refund................................      4               8
                                                     ---            ----
Net settlement paid (received) by NYLIAC.........    $26            $ (4)
                                                     ===            ====

     As a result of the termination of the group reinsurance agreement between NYLIAC and New York Life, NYLIAC transferred $119 million in 1996 as payment for the reserves held to support the claims of the disabled lives covered under the group reinsurance contract. At December 31, 1995, NYLIAC had established a liability of $119 million for this payment.

     On April 1, 1997 NYLIAC, under the terms of an assumption reinsurance agreement, acquired certain bank owned life insurance policies that had been issued by Confederation Life Insurance Company. In conjunction with this transaction, NYLIAC recorded a liability for policyholder account balances of $278 million, and received cash of $245 million and a note receivable of $11 million. The difference of $22 million between the liability recorded and the assets received has been recorded as DAC, which will be amortized over the remaining life of the policies, assumed to be 25 years.

NOTE 10 -- DERIVATIVE FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

     NYLIAC uses derivative financial instruments to manage interest rate, currency and market risk. These derivative financial instruments include foreign currency forward exchange contracts, interest rate floors, and interest rate and commodity swaps. NYLIAC has not engaged in derivative financial instrument transactions for speculative purposes.

     Notional or contractual amounts of derivative financial instruments provide only a measure of involvement in these types of transactions and do not represent the amounts exchanged between the parties engaged in the transaction. The amounts exchanged are determined by reference to the notional amounts and other terms of the derivative financial instruments which relate to interest rates, exchange rates, or other financial indices.

     NYLIAC is exposed to credit-related losses in the event that a counterparty fails to perform its obligations under contractual terms. The credit exposure of derivative financial instruments is represented by the sum of fair values of contracts with each counterparty, if the net value is positive, at the reporting date.

     NYLIAC deals with highly rated counterparties and does not expect the counterparties to fail to meet their obligations. NYLIAC has controls in place to monitor credit exposures by limiting transactions with specific counterparties within specified dollar limits and assessing the future creditworthiness of counterparties. NYLIAC uses master netting agreements and adjusts transaction levels, when appropriate, to minimize risk.

INTEREST RATE RISK MANAGEMENT

     NYLIAC enters into various types of interest rate contracts primarily to minimize exposure of specific assets held by NYLIAC to fluctuations in interest rates.

     The following table summarizes the notional amounts and credit exposures of interest rate related derivative transactions (in thousands):

                                                    1997                  1996
                                             -------------------   -------------------
                                             NOTIONAL    CREDIT    NOTIONAL    CREDIT
                                              AMOUNT    EXPOSURE    AMOUNT    EXPOSURE
                                             --------   --------   --------   --------
Interest Rate Swaps........................  $125,000    $2,973    $ 57,000     $992
Interest Rate Floors.......................  $150,000    $  251    $150,000     $120

     Interest rate swaps are agreements with other parties to exchange, at specified intervals, the difference between fixed-rate and floating-rate interest amounts calculated by reference to an agreed upon notional amount. Swap contracts outstanding at December 31, 1997 are between seven years, eight months and twenty years in maturity. At December 31, 1996 such contracts were between eight years, eight months and fourteen years, four months in maturity. NYLIAC does not act as an intermediary or broker in interest rate swaps.

     The following table shows the type of swaps used by NYLIAC and the weighted average interest rates. Average variable rates are based on the rates which determine the last payment received or paid on each contract; those rates may change significantly, affecting future cash flows:

                                                                1997          1996
                                                              --------       -------
Receive -- fixed swaps -- Notional amount (in thousands)....  $125,000       $57,000
     Average receive rate...................................      6.64%         7.19%
     Average pay rate.......................................      5.70%         5.92%

     During the term of the swap, net settlement amounts are recorded as investment income or expense when earned. Fair values of interest rate swaps were $2,973,000 and $569,000 at December 31, 1997 and 1996, respectively, based on quoted market prices.

     Interest rate floor agreements entitle NYLIAC to receive amounts from counterparties based upon the difference between a strike price and current interest rates. Such agreements serve as hedges against declining interest rates on a portfolio of assets. Amounts received during the term of interest rate floor agreements are recorded as investment income.

     At December 31, 1997 and 1996, unamortized premiums on interest rate floors amounted to $447,000 and $522,000, respectively. Fair values of such agreements were $251,000 and $120,000 at December 31, 1997 and 1996, respectively, based on quoted market prices.

COMMODITY RISK MANAGEMENT

     NYLIAC has certain bond investments with interest payments linked to prices of commodities such as gold and crude oil. NYLIAC has entered into commodity swaps with a total notional amount of $18,000,000 as a hedge against commodity risks. The credit exposure of these swaps is $3,021,000 at December 31, 1997.

NOTE 11 -- COMMITMENTS AND CONTINGENCIES

LITIGATION

     In 1995, NYLIAC and New York Life settled a nationwide class action brought in New York State court related to the sale of whole life and universal life insurance policies from 1982 through 1994. In entering into the settlement, NYLIAC specifically denied any wrongdoing. The settlement was approved by the judge and has been upheld on appeal.

     There are also actions in various jurisdictions by individual policyowners who either did or did not exclude themselves from the settlement of the nationwide class action and a purported class action claiming to include numerous policyowners in one jurisdiction who did not exclude themselves from the nationwide class action. The certification by a non-New York State court of a purported class action claiming to include numerous policyowners in that state who excluded themselves from the settlement of the nationwide class action was recently reversed by an intermediate appellate court; plaintiffs have filed a motion for rehearing in the intermediate appellate court. Most of these actions seek substantial or unspecified compensatory and punitive damages.

     NYLIAC is also a defendant in other individual suits arising from its insurance (including variable contracts registered under the federal securities law), investment and/or other operations, including actions involving retail sales practices. Most of these actions also seek substantial or unspecified compensatory and punitive damages. NYLIAC is also from time to time involved as a party in various governmental, administrative, and investigative proceedings and inquiries.

     Given the uncertain nature of litigation and regulatory inquiries, the outcome of the above cannot be predicted. NYLIAC nevertheless believes that, after provisions made in the financial statements, the ultimate liability that could result from such litigation and proceedings would not have a material adverse effect on NYLIAC's financial position; however, it is possible that settlements or adverse determinations in one or more actions or other proceedings in the future could have a material adverse effect on NYLIAC's operating results for a given year.

LOANED SECURITIES AND REPURCHASE AGREEMENTS

     NYLIAC participates in a securities lending program for the purpose of enhancing income on securities held. At December 31, 1997, $659 million ($826 million at December 31, 1996) of NYLIAC's bonds were on loan to others, but were fully collateralized in an account held in trust for NYLIAC.

     NYLIAC enters into agreements to sell and repurchase securities for the purpose of enhancing income on securities held. Under these agreements, NYLIAC obtains the use of funds from a broker for approximately one month. The liability reported in the balance sheet (included in other liabilities) at December 31, 1997 of $184 million ($50 million at December 31, 1996) approximates fair value. The investments acquired with the funds received from the securities sold are primarily included in cash and cash equivalents in the balance sheet.

NOTE 12 -- RELATED PARTY TRANSACTIONS

     New York Life provides NYLIAC with services and facilities for the sale of insurance and other activities related to the business of insurance. NYLIAC reimburses New York Life for the identified costs associated with these services and facilities under the terms of a Service Agreement between New York Life and NYLIAC. Such costs, amounting to $247 million for the year ended December 31, 1997 ($191 million for 1996 and $166 million for 1995) are reflected in operating expenses and net investment income in the accompanying Statement of Income.

NOTE 13 -- SUPPLEMENTAL CASH FLOW INFORMATION

     As a result of the reinsurance agreement with New York Life discussed in
Note 9, NYLIAC transferred $119 million in fixed maturities to New York Life during 1996.

     Federal income taxes paid were $126 million, $146 million, and $57 million during 1997, 1996 and 1995, respectively.

     Interest paid was $5 million, $3 million and $2 million during 1997, 1996 and 1995, respectively.

NOTE 14 -- RECONCILIATIONS BETWEEN STATUTORY ACCOUNTING AND GAAP

     Accounting practices used to prepare statutory financial statements for regulatory filings of life insurance companies differ in certain instances from GAAP. The following chart reconciles NYLIAC's statutory surplus determined in accordance with accounting practices prescribed by the Delaware State Insurance Department with stockholder's equity on a GAAP basis (in millions):

                                                            YEAR ENDED DECEMBER 31,
                                                            ------------------------
                                                             1997     1996     1995
                                                            ------   ------   ------
Statutory Surplus.........................................  $1,089   $  998   $  878
                                                            ------   ------   ------
Adjustments:
     Deferred policy acquisition costs....................     688      691      511
     Investment related...................................     377      151      511
     Asset valuation reserve..............................     165      164      137
     Interest maintenance reserve.........................     105       35       26
     Non-admitted assets..................................      59       31       26
     Policyholder liabilities.............................    (330)    (262)    (187)
     Deferred taxes.......................................     (93)     (47)    (156)
     Employee benefit liabilities.........................     (66)     (63)     (61)
     Other................................................     (32)     (12)      (9)
                                                            ------   ------   ------
          Total adjustments...............................     873      688      798
                                                            ------   ------   ------
Total GAAP Stockholder's Equity...........................  $1,962   $1,686   $1,676
                                                            ======   ======   ======

     The following chart reconciles NYLIAC's statutory net income determined in accordance with accounting practices prescribed by the Delaware State Insurance Department with net income on a GAAP basis (in millions):

                                                             YEAR ENDED DECEMBER 31,
                                                          ------------------------------
                                                          1997         1996         1995
                                                          ----         ----         ----
Statutory Net Income....................................  $134         $148         $ 95
                                                          ----         ----         ----
Adjustments:
     Deferred policy acquisition costs..................    63           44           40
     Investment related.................................    92            1          (11)
     Interest maintenance reserve.......................   (14)           9            6
     Policyholder liabilities...........................   (84)         (54)          (4)
     Deferred taxes.....................................    (1)          24            8
     Other..............................................    (3)          (3)         (14)
                                                          ----         ----         ----
          Total Adjustments.............................    53           21           25
                                                          ----         ----         ----
GAAP Net Income.........................................  $187         $169         $120
                                                          ====         ====         ====

     Financial statements prepared on the statutory basis of accounting vary from those prepared under GAAP, primarily as follows: (1) the costs related to acquiring business, principally commissions and certain policy issue expenses are charged to income in the year incurred, whereas under GAAP they would be deferred and amortized over the periods benefitted; (2) funds received under deposit-type contracts are reported as premium income, whereas under GAAP, such funds are recorded as a liability; (3) life insurance reserves are based on different assumptions than they are under GAAP; (4) life insurance companies are required to establish an Asset Valuation Reserve ("AVR") by a direct charge to surplus to offset potential investment losses, whereas under GAAP, the AVR is not recognized and any reserve for losses on investments would be deducted from the assets to which they relate and would be charged to income; (5) investments in fixed maturities are generally carried at amortized cost or values prescribed by the National Association of Insurance Commissioners ("NAIC"); under GAAP, investments in fixed maturities, which are available for sale or held for trading, are generally carried at market value, with changes in market value charged against equity or reflected in earnings; (6) realized gains and losses resulting from changes in interest rates on fixed income investments are deferred in the interest maintenance reserve ("IMR") and amortized into investment income over the remaining life of the investment sold, whereas under GAAP, the gains and losses are recognized in income at the time of sale; and (7) deferred federal income taxes are not provided for as they are under GAAP; (8) certain assets are considered non-admitted and excluded from assets in the balance sheet, whereas they are included under GAAP.

     The New York State Insurance Department recognizes only statutory accounting practices for determining and reporting the financial condition and results of operations of an insurance company, and for determining its solvency under the New York Insurance Law. No consideration is given by the Department to financial statements prepared in accordance with generally accepted accounting principles in making such determinations.

     At December 31, 1997 and 1996, on a statutory basis, admitted assets were $20,059 million and $17,099 million, respectively, and total liabilities were $18,970 million and $16,101 million, respectively, which included policy reserves of $13,666 million and $13,099 million, respectively.

     NYLIAC is restricted as to the amounts it may pay as dividends to New York Life. The maximum amount of dividends which can be paid by a Delaware insurance company to its stockholders may not exceed that part of its available and accumulated surplus funds which is derived from net operating profits and realized capital gains. Such available and accumulated funds at December 31, 1997 were $584 million.

                                   APPENDIX A
                                 ILLUSTRATIONS

     The following tables demonstrate the way in which your Policy works. The tables are based on the ages, sexes, underwriting classes, initial Life Insurance Benefit and premium as follows:


     The tables are for a Policy issued to a male with non-smoker underwriting class and issue age 55, and a female with non-smoker underwriting class and issue age 50 with a planned annual premium of $15,000, a Target Premium of $12,662.14, an initial face amount of $1,000,000 and no riders.



     The tables show how the cash value, cash surrender value and Life Insurance Benefit would vary over an extended period of time assuming hypothetical gross rates of return equivalent to a constant annual rate of 0%, 6% or 12%. The tables will assist in the comparison of the Life Insurance Benefit, cash value and cash surrender value of the Policy with other variable life insurance plans.



     The Life Insurance Benefit, cash value and cash surrender value for a Policy would be different from the amounts shown if the actual gross rates of return averaged 0%, 6% or 12%, but varied above and below those averages for the period. They would also be different depending on the allocation of the cash value among the Investment Divisions of the Separate Account and the Fixed Account, if the actual gross rate of return for all Investment Divisions averaged 0%, 6% or 12%, but varied above or below that average for individual Investment Divisions. They would also differ if any Policy loans or partial withdrawals were made during the period of time illustrated.



     The first table reflects all charges under the Policy and assumes that the cost of insurance charges are based on our current cost of insurance rates and reflects the deduction of all charges from planned premium and the cash value at their current levels. It also reflects a daily mortality and expense risk charge assessed against the Separate Account equivalent to an annual charge of 0.60% (on a current basis) of the assets in the Separate Account and a daily asset based administrative charge assessed against the Separate Account equivalent to an annual charge of 0.10% on the assets in each Investment Division.



     The second table reflects all charges under the Policy and assumes that the cost of insurance charges are based on our guaranteed maximum cost of insurance rates and reflects the deduction of all charges from planned premium and the cash value at their guaranteed maximum levels. It also reflects a daily mortality and expense risk charge assessed against the Separate Account equivalent to an annual charge of 0.90% (on a guaranteed basis) of the assets in the Separate Account and a daily asset based administrative charge assessed against the Separate Account equivalent to an annual charge of 0.10% on the assets in each Investment Division attributable to the Policies.



     The tables also reflect total assumed investment advisory fees together with the expenses incurred by the Funds of 0.73% of the average daily net assets of the Funds. This total is based upon (a) 0.42% of average daily net assets, which is an average of the management fees of each Investment Division; (b) 0.14% of average daily net assets of the Funds which is an average of actual administrative fees for each Investment Division; and (c) 0.17% of average daily net assets of the Funds which is an average of the other expenses after expense reimbursement for each Investment Division.



     "Other Expenses" and "Total Fund Annual Expenses" for the MainStay VP Convertible and MainStay VP International Equity Portfolios reflect an expense reimbursement agreement effective through December 31, 1998 limiting "Other Expenses" to 0.17% annually. In the absence of the expense reimbursement arrangement, the "Total Fund Annual Expenses" for the year ended December 31, 1997 would have been 0.78% and 1.25% for the MainStay VP Convertible and MainStay VP International Equity Portfolios, respectively.

     For the Calvert Social Balanced Portfolio, the Fund fees are based on expenses for the fiscal year 1997, and have been restated to reflect an increase in transfer agency expenses of 0.01% expected to be incurred in 1998. The "Advisory Fee" includes a performance adjustment which could cause the fee to be as high as 0.85% or as low as 0.55%, depending on performance. "Other Expenses" reflect an indirect fee of 0.03%. "Total Fund Annual Expenses" after reductions for fees paid indirectly would have been 0.78%.



     A portion of the brokerage commissions that the Fidelity VIP II Contrafund and Fidelity VIP Equity Income Portfolios pay was used to reduce the Portfolios' annual expenses. In addition, these Portfolios have entered into arrangements with their custodian and transfer agent whereby interest earned on uninvested cash balances was used to reduce custodian and transfer agent expenses. Including these reductions, the "Total Fund Annual Expenses" would have been 0.68% for the Fidelity VIP II Contrafund Portfolio and 0.57% for the Fidelity VIP Equity-Income Portfolio.



     The advisory fees for the Janus Aspen Series Balanced Portfolio and Janus Aspen Series Worldwide Growth Portfolio reflect a reduced fee schedule effective July 1, 1997. "Other Expenses" are based on gross expenses of the Fund shares before expense offset arrangements for the fiscal year ended December 31, 1997. The advisory fees reflect the new rate applied to net assets on December 31, 1997. Janus Capital Corporation ("JCC") has agreed to reduce the advisory fee for both Janus Portfolios to the extent that such fee exceeds the effective rate of the Janus retail fund corresponding to such Portfolio. JCC may terminate this fee reduction at any time upon 90 days' notice to the Board of Trustees of the Janus Aspen Series. Other waivers, if applicable, are first applied against the "Advisory Fee" and then against "Other Expenses". Absent such waivers or reductions, "Advisory Fees", "Other Expenses" and "Total Fund Annual Expenses" for the fiscal year ended December 31, 1997 would have been: 0.77%, 0.06% and 0.83%, respectively, for the Janus Aspen Series Balanced Portfolio and 0.72%, 0.09% and 0.81%, respectively, for the Janus Aspen Series Worldwide Growth Portfolio.



     Morgan Stanley Asset Management Inc. has agreed to a reduction in its "Advisory Fees" and to reimburse the Morgan Stanley Emerging Markets Equity Portfolio for "Other Expenses" if such fees would cause the "Total Fund Annual Expenses" to exceed 1.75% of average daily net assets. This fee reduction agreement may be terminated by Morgan Stanley Asset Management, Inc. at any time without notice. Absent such reductions, it is estimated that "Advisory Fees", "Other Expenses" and "Total Fund Annual Expenses" for the current fiscal year would be 1.25%, 2.62% and 4.12%, respectively.



     Taking into account the assumed charges for mortality and expense risks and administrative fees in the Separate Account and the average investment advisory fees and expenses of the Funds, the gross rates of return of 0%, 6% and 12% would correspond to actual net investment returns of -1.43%, 4.57% and 10.57%, respectively, based on the current charge for mortality and expense risks, and -1.73%, 4.27% and 10.27%, respectively, based on the guaranteed maximum charge for mortality and expense risks.


     The actual investment advisory fees and expenses may be more or less than the amounts illustrated and will depend on the allocations made by the policyowner.

     The second column of the tables show the amount which would accumulate if an amount equal to the initial premium were invested and earned interest, after taxes, at 5% per year, compounded annually.


     NYLIAC will furnish upon request a comparable illustration using the ages, sexes and underwriting classifications of the insureds for any initial Life Insurance Benefit and premium requested. In addition to an illustration assuming Policy charges at their maximum, we will furnish an illustration assuming current Policy charges and current cost of insurance rates.

     FLEXIBLE PREMIUM SURVIVORSHIP VARIABLE UNIVERSAL LIFE INSURANCE POLICY


                           MALE ISSUE AGE:  55, NON-SMOKER
                           FEMALE ISSUE AGE:  50, NON-SMOKER
                           PLANNED ANNUAL PREMIUM:  $15,000
                           TARGET PREMIUM:  $12,662.14
                           INITIAL FACE AMOUNT:  $1,000,000
                           LIFE INSURANCE BENEFIT OPTION 1


                           ASSUMING CURRENT CHARGES


                                       END OF YEAR DEATH BENEFIT(2)        END OF YEAR CASH VALUE(2)
                                        ASSUMING HYPOTHETICAL GROSS       ASSUMING HYPOTHETICAL GROSS
              TOTAL PREMIUMS PAID       ANNUAL INVESTMENT RETURN OF       ANNUAL INVESTMENT RETURN OF
 VALUE(2)     PLUS INTEREST AT 5%    ---------------------------------   -----------------------------
POLICY YEAR   AS OF END OF YEAR(1)      0%          6%          12%        0%        6%         12%
-----------   --------------------   ---------   ---------   ---------   -------   -------   ---------
     1                15,750         1,000,000   1,000,000   1,000,000    12,004    12,768      13,534
     2                32,288         1,000,000   1,000,000   1,000,000    24,389    26,692      29,088
     3                49,652         1,000,000   1,000,000   1,000,000    36,569    41,223      46,257
     4                67,884         1,000,000   1,000,000   1,000,000    49,016    56,874      65,711
     5                87,029         1,000,000   1,000,000   1,000,000    61,234    73,189      87,169
     6               107,130         1,000,000   1,000,000   1,000,000    73,217    90,189     110,837
     7               128,237         1,000,000   1,000,000   1,000,000    84,958   107,896     136,938
     8               150,398         1,000,000   1,000,000   1,000,000    96,459   126,342     165,732
     9               173,668         1,000,000   1,000,000   1,000,000   107,625   145,466     197,414
    10               198,102         1,000,000   1,000,000   1,000,000   118,456   165,297     232,294
    15               339,862         1,000,000   1,000,000   1,000,000   170,221   279,489     472,269
    20               520,789         1,000,000   1,000,000   1,496,793   213,546   418,662     865,199
    30             1,046,412         1,000,000   1,045,050   3,328,493   227,408   779,888   2,483,950

                      END OF YEAR
                 CASH SURRENDER VALUE
              ASSUMING HYPOTHETICAL GROSS
              ANNUAL INVESTMENT RETURN OF
 VALUE(2)    -----------------------------
POLICY YEAR    0%        6%         12%
-----------  -------   -------   ---------
     1         9,471    10,236      11,002
     2        21,857    24,160      26,556
     3        34,037    38,691      43,725
     4        46,484    54,342      63,179
     5        58,701    70,656      84,637
     6        70,685    87,657     108,305
     7        82,679   105,617     134,659
     8        94,433   124,316     163,706
     9       105,852   143,693     195,641
    10       116,937   163,778     230,775
    15       169,968   279,236     472,015
    20       213,546   418,662     865,199
    30       227,408   779,888   2,483,950


------------
(1) All premiums are illustrated as if made at the beginning of the Policy Year.
(2) Assumes no Policy loan or partial withdrawal has been made.

     IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER AND THE INVESTMENT EXPERIENCE OF THE PORTFOLIOS OF THE FUNDS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0%, 6% OR 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOANS OR PARTIAL WITHDRAWALS WERE MADE. NO REPRESENTATIONS CAN BE MADE BY NEW YORK LIFE INSURANCE AND ANNUITY COMPANY OR THE SEPARATE ACCOUNTS OR THE FUNDS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER A PERIOD OF TIME.

     FLEXIBLE PREMIUM SURVIVORSHIP VARIABLE UNIVERSAL LIFE INSURANCE POLICY


                           MALE ISSUE AGE:  55, NON-SMOKER
                           FEMALE ISSUE AGE:  50, NON-SMOKER
                           PLANNED ANNUAL PREMIUM:  $15,000
                           TARGET PREMIUM:  $12,662.14
                           INITIAL FACE AMOUNT:  $1,000,000
                           LIFE INSURANCE BENEFIT OPTION 1


                           ASSUMING GUARANTEED CHARGES


                                       END OF YEAR DEATH BENEFIT(2)        END OF YEAR CASH VALUE(2)
                                        ASSUMING HYPOTHETICAL GROSS       ASSUMING HYPOTHETICAL GROSS
              TOTAL PREMIUMS PAID       ANNUAL INVESTMENT RETURN OF       ANNUAL INVESTMENT RETURN OF
 VALUE(2)     PLUS INTEREST AT 5%    ---------------------------------   -----------------------------
POLICY YEAR   AS OF END OF YEAR(1)      0%          6%          12%        0%        6%         12%
-----------   --------------------   ---------   ---------   ---------   -------   -------   ---------
     1                15,750         1,000,000   1,000,000   1,000,000    11,748    12,500      13,254
     2                32,288         1,000,000   1,000,000   1,000,000    23,813    26,073      28,424
     3                49,652         1,000,000   1,000,000   1,000,000    35,581    40,133      45,057
     4                67,884         1,000,000   1,000,000   1,000,000    47,511    55,173      63,793
     5                87,029         1,000,000   1,000,000   1,000,000    59,104    70,723      84,318
     6               107,130         1,000,000   1,000,000   1,000,000    70,339    86,779     106,795
     7               128,237         1,000,000   1,000,000   1,000,000    81,194   103,335     131,400
     8               150,398         1,000,000   1,000,000   1,000,000    91,642   120,385     158,327
     9               173,668         1,000,000   1,000,000   1,000,000   101,653   137,916     187,792
    10               198,102         1,000,000   1,000,000   1,000,000   111,190   155,911     220,031
    15               339,862         1,000,000   1,000,000   1,000,000   151,221   253,433     435,142
    20               520,789         1,000,000   1,000,000   1,334,229   166,033   354,541     771,231
    30             1,046,412                 *   1,000,000   2,656,104         *   493,701   1,982,167

                      END OF YEAR
                 CASH SURRENDER VALUE
              ASSUMING HYPOTHETICAL GROSS
              ANNUAL INVESTMENT RETURN OF
 VALUE(2)    -----------------------------
POLICY YEAR    0%        6%         12%
-----------  -------   -------   ---------
     1         9,215     9,968      10,721
     2        21,281    23,540      25,891
     3        33,048    37,600      42,525
     4        44,979    52,641      61,260
     5        56,572    68,190      81,786
     6        67,807    84,246     104,262
     7        78,915   101,058     129,120
     8        89,616   118,359     156,301
     9        99,880   136,143     186,019
    10       109,671   154,392     218,512
    15       150,967   253,179     434,888
    20       166,033   354,541     771,231
    30             *   493,701   1,982,167


------------
(1) All premiums are illustrated as if made at the beginning of the Policy Year.
(2) Assumes no Policy loan or partial withdrawal has been made.
 * Without additional Premiums above the annual planned premium, the Policy would lapse in this scenario.

     IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER AND THE INVESTMENT EXPERIENCE OF THE PORTFOLIOS OF THE FUNDS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0%, 6% OR 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOANS OR PARTIAL WITHDRAWALS WERE MADE. NO REPRESENTATIONS CAN BE MADE BY NEW YORK LIFE INSURANCE AND ANNUITY COMPANY OR THE SEPARATE ACCOUNTS OR THE FUNDS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER A PERIOD OF TIME.

                                   APPENDIX B
                           VARIATIONS BY JURISDICTION


The following lists by jurisdiction any variations to the statements made in this Prospectus.



CALIFORNIA



-- Free Look--If you cancel your policy, we will pay you your Policy's cash value on the date you return the Policy, plus the charges which were deducted from the premium payments you have made, less any loans and partial withdrawals you have taken.


COLORADO

-- Transfers to the Fixed Account--If there is a change in the investment strategy of the Separate Account, you may make an unrestricted transfer from the Separate Account to the Fixed Account, even if such change occurs after the first two Policy Years.

-- The Suicide Exclusion period is one year from the Issue Date.

CONNECTICUT


-- Loan Interest Rate--Due to state regulation, the loan interest rate is fixed at 8.0% and may not be lowered.


DISTRICT OF COLUMBIA


-- Free Look Period--You have until the later of 20 days from the date you receive your Policy, or 45 days from the date the application is signed, to return the Policy and receive a refund. We will allocate the initial premium and any other premium payments you make during the first 20 days after you receive your Policy to the MainStay VP Cash Management Investment Division. After this 20 day period, we will allocate your net premiums according to your instructions.



FLORIDA



-- Late Period--The late period is the 31 days following the Monthly Deduction
   Day on which the cash surrender value is zero or less than zero. We will mail a notice to the policyowner (and any known assignee) at least 30 days before the end of the late period.



INDIANA



-- Free Look--You may return the Policy to any of our registered representatives.



MARYLAND



-- Partial Withdrawals--We have the right to deny any partial withdrawal which would cause the face amount of the Policy to drop below $100,000.


MASSACHUSETTS

-- Transfers to the Fixed Account--If there is a change in the investment strategy of the Separate Account, you may make an unrestricted transfer from the Separate Account to the Fixed Account, even if such change occurs after the first two Policy Years.

MICHIGAN



-- Living Benefits Rider--You may exercise the benefit under this rider if the surviving insured has a life expectancy of six months or less.


NEW JERSEY


-- Policy Date--Your Policy Date can only be your Policy's Issue Date.


-- Face Amount Increases--You are allowed to increase your Policy's face amount only once each Policy Year.


-- Face Amount Decreases--You are allowed to decrease your Policy's face amount only once each Policy Year.


-- Unplanned Premium--You are allowed a maximum of twelve unplanned premium payments each Policy Year.

-- Premium Tax Charge--We will not increase the charge above 2.0%.

-- Transfers--After the first two Policy Years, you are allowed a maximum of twelve transfers into the Fixed Account each Policy Year.


-- Changes in Life Insurance Benefit Option--You may make only one change to your Life Insurance Benefit Option each Policy Year.


-- Partial Withdrawals--You may take only one partial withdrawal in the first
   Policy Year, if Life Insurance Benefit Option 1 is in effect.

NEW YORK

-- Face Amount Increases--You are allowed to increase your Policy's face amount only once each Policy Year.


-- Face Amount Decreases--You are allowed to decrease your Policy's face amount only once each Policy Year.


-- Unplanned Premium--You are allowed a maximum of twelve unplanned premium payments each Policy Year.

-- Transfers--After the first two Policy Years, you are allowed a maximum of twelve transfers into the Fixed Account each Policy Year.

-- Changes in Life Insurance Benefit Option--You may make only one change to your Life Insurance Benefit Option each Policy Year.


-- Policy Termination--Your Policy will end on the Policy anniversary the younger insured is, or would have been, age 100. The cash surrender value will be paid at that time.



-- Free Look Period--You have ten days from the date you receive your policy. We will allocate the initial premium and any other premium payments you make during the first ten days after you receive your Policy to the MainStay VP Cash Management Investment Division. After this ten day period, we will allocate your net premiums according to your instructions.


-- Change in Objective of an Investment Division--If there is a change in the investment strategy of any Investment Division, you have the option of converting, without evidence of insurability, your Policy within 60 days after the effective date of such change or the date you receive notification of such change, whichever is later. You may elect to convert your Policy to a new fixed benefit survivorship life insurance policy, for an amount of insurance not greater than the Life Insurance Benefit of the original Policy, on the date of conversion. The new policy will be based on the same issue ages, sexes and underwriting classes as your original Policy, but will not offer variable investment options such as the Investment Divisions. All riders attached to your original Policy will end on the date of any such conversion.

-- Policy Split Option--You must provide evidence of insurability for any exercise of this option. Also, in addition to divorce and certain tax law changes, the Policy may be split in the event of the annulment of the insureds.


-- Extended Term Insurance--On each Policy anniversary, you have the right to transfer all of your money in the Separate Account to the Fixed Account and obtain an extended term insurance benefit. See your Policy for details regarding this option.


NORTH CAROLINA


-- Free Look Period--You have until the later of 20 days from the date you receive your Policy, or 45 days from the date the application is signed, to return the Policy and receive a refund. We will allocate the initial premium and any other premium payments you make during the first 20 days after you receive your Policy to the MainStay VP Cash Management Investment Division. After this 20 day period, we will allocate your net premiums according to your instructions.


OREGON


-- Premium Tax Charge--We will not deduct a Premium Tax Charge.


-- Transfers--After the first two Policy Years, you are allowed a maximum of twelve transfers into the Fixed Account each Policy Year.

PENNSYLVANIA

-- Policy Split Option--Due to state regulations, the Policy cannot be split in the event of the divorce of the insureds.

-- Misstatement of Age or Sex--In the event of such misstatement, we will adjust the Life Insurance Benefit provided by your Policy, but we will not adjust the cash value.


-- Transfers--After the first two Policy Years, you are allowed a maximum of twelve transfers to the Fixed Account each Policy Year.



-- Loan Repayment--Where we have sent a notice that your Policy is in danger of terminating because the amount of your unpaid loan plus accrued loan interest exceeds the cash surrender value of your Policy, we will only terminate your Policy if you do not make the necessary payments within 61 days from the date we mail the notice.



-- Late Period--We will not terminate your Policy until 61 days after the date we mail a notice to you informing you that the cash surrender value of your Policy is insufficient to cover the required monthly deductions.



TEXAS



-- Face Amount Increases--You are allowed to increase your Policy's face amount only once each Policy Year.

-- Face Amount Decreases--You are allowed to decrease your Policy's face amount only once each Policy Year.



-- Changes in Life Insurance Benefit Option--You may make only one change in your Life Insurance Benefit Option each Policy Year.



-- Transfers--After the first two Policy Years, you are allowed a maximum of twelve transfers to the Fixed Account each Policy Year.



-- Unplanned Premium--You are allowed a maximum of twelve unplanned premium payments each Policy Year.



-- Partial Withdrawals--You may take only one partial withdrawal in the first
   Policy Year, if Life Insurance Benefit Option 1 is in effect.

                                    PART II

                          UNDERTAKING TO FILE REPORTS

         Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.


                              RULE 484 UNDERTAKING

         Reference is made to Article VIII of the Depositor's By-Laws.

         New York Life maintains Directors and Officers Liability/Company Reimbursement ("D&O") insurance which covers directors, officers and trustees of New York Life, its subsidiaries, and its subsidiaries and certain affiliates including the Depositor while acting in their capacity as such. The total annual aggregate of D&O coverage is $100 million applicable to all insureds under the D&O policies. There is no assurance that such coverage will be maintained by New York Life or for the Depositor in the future as, in the past, there have been large variances in the availability of D&O insurance for financial institutions.

         Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Depositor pursuant to the foregoing provisions, or otherwise, the Depositor has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Depositor of expenses incurred or paid by a director, officer or controlling person of the Depositor in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Depositor will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


         REPRESENTATION AS TO THE REASONABLENESS OF AGGREGATE FEES AND CHARGES

         New York Life Insurance and Annuity Corporation ("NYLIAC"), the sponsoring insurance company of the NYLIAC Variable Universal Life Separate Account-I, hereby represents that the fees and charges deducted under the Flexible Premium Variable Universal Life Insurance Policies are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by NYLIAC.


                       CONTENTS OF REGISTRATION STATEMENT

    This Registration Statement comprises the following papers and documents:

    The facing sheet.

    The prospectus consisting of 116 pages.

    The undertaking to file reports.

    The undertaking pursuant to Rule 484.

    The representation as to the reasonableness of aggregate fees and charges.

    The signatures.

    Written consents of the following persons:

    (a)  Jonathan E. Gaines, Esq.

    (b)  Irwin Don, Associate Actuary

    (c)  Price Waterhouse LLP

    The following exhibits:

1. The following exhibits correspond to those required by paragraph A of the instructions as to exhibits in Form N-8B-2:

    (1)  (a)     Resolution of the Board of Directors of NYLIAC establishing the Separate Account - Previously filed as Exhibit 1.(1) to the initial Registration Statement on Form S-6 for NYLIAC
                 Variable Universal Life Separate Account-I (File No.
                 33-64410), re-filed in accordance with Regulation S-T, 17 CFR
                 232.102(e) as Exhibit 1.(1) to Post-Effective Amendment No. 4 on Form S-6, and incorporated herein by reference.

    (1)  (b)     Resolution of the Board of Directors of NYLIAC authorizing filings relating to the Policy with the Securities and Exchange Commission - filed herewith.

    (2)          Not applicable.

    (3)(a)(1) Distribution Agreement between NYLIFE Securities Inc. and NYLIAC - Previously filed as Exhibit 1.(3)(a) to Post-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC MFA Separate Account-I (File No. 2-86084), re-filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit 1.(3)(a)(1) to Post-Effective Amendment No. 4 on Form S-6 for NYLIAC Variable Universal Life Separate Account-I (File No. 33-64410), and incorporated herein by reference.

    (3)(a)(2) Distribution Agreement between NYLIFE Distributors Inc. and NYLIAC - Previously filed as Exhibit 1.(3)(a)(2) to Post-Effective Amendment No. 3 to the registration statement on Form S-6 for NYLIAC Variable Universal Life Separate Account-I (File No. 33-64410), and incorporated herein by reference.

    (3)(b)       Not applicable.

    (3)(c)       Not applicable.

    (4)          Not applicable.

    (5)(a) Policy - Previously filed as Exhibit 1.(5)(a) to Registrant's initial Registration Statement on Form S-6, and incorporated herein by reference.

    (5)(b) Guaranteed Minimum Death Benefit Rider for Survivorship Variable Adjustable Life Insurance - Previously filed as
                 Exhibit 1.(5)(b) to Registrant's initial Registration Statement on Form S-6, and incorporated herein by reference.

    (5)(c)(1) Form of Level First-To-Die Term Rider for Survivorship Variable Adjustable Life Insurance - Previously filed as
                 Exhibit 1.(5)(c) to Registrant's initial Registration Statement on Form S-6, and incorporated herein by reference.

    (5)(c)(2) Amended Form of Level First-to-Die Term Rider for Survivorship Variable Adjustable Life Insurance - filed herewith.

    (5)(d)(1) Form of First-To-Die Monthly Deduction Waiver Rider for Survivorship Variable Adjustable Life Insurance - Previously filed as Exhibit 1.(5)(d) to Registrant's initial registration statement on Form S-6, and incorporated herein by reference.

    (5)(d)(2) Amended Form of First-to-Die Monthly Deduction Waiver Rider for Survivorship Variable Adjustable Life Insurance - filed herewith.

    (5)(e) Supplementary Term Rider for Survivorship Variable Adjustable Life Insurance - Previously filed as Exhibit 1.(5)(a) to Registrant's initial registration statement on Form S-6, and incorporated herein by reference.

    (5)(f) Accelerated Benefits Rider for Survivorship Variable Adjustable Life Insurance - Previously filed as Exhibit 1.(5)(a) to Registrant's initial registration statement on Form S-6, and incorporated herein by reference.

    (6)(a)       Certificate of Incorporation of NYLIAC - Previously filed as
                 Exhibit 1.(6)(a) to the registration statement on Form S-6 for NYLIAC MFA Separate Account-I (File No. 2-86083), re-filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit 1.(6)(a) to the initial Registration Statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-07617), and incorporated herein by reference.

    (6)(b)(1) By-Laws of NYLIAC - Previously filed as Exhibit 1.(6)(b) to the registration statement on Form S-6 for NYLIAC MFA Separate Account-I (File No. 2-86083), re-filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit 1.(6)(b) to the initial registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-07617), and incorporated herein by reference.

    6(b)(2)      Amended By-Laws of NYLIAC - filed herewith.

    (7)          Not applicable.

    (8)          Not applicable.

    (9)(a) Stock Sale Agreement between NYLIAC and New York Life MFA Series Fund, Inc. - Previously filed as Exhibit 1. (9) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 (File No. 33-64410) and as Exhibit 1.(9)(a) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-07617), and incorporated herein by reference.

    (9)(b) Participation Agreement among Acacia Capital Corporation, Calvert Asset Management Company, Inc. and NYLIAC, as amended
                 - Previously filed as Exhibit 1.(9)(b)(1) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-07617), and incorporated herein by reference.

    (9)(c) Participation Agreement among The Alger American Fund, Fred Alger and Company, Incorporated and NYLIAC - Previously filed as Exhibit 1.(9)(b)(2) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-07617), and incorporated herein by reference.

    (9)(d)       Participation Agreement between Janus Aspen Series and NYLIAC
                 - Previously filed as Exhibit 1.(9)(b)(3) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-07617), and incorporated herein by reference.

    (9)(e) Participation Agreement among Morgan Stanley Universal Funds, Inc., Morgan Stanley Asset Management Inc. and NYLIAC - Previously filed as Exhibit 1.(9)(b)(4) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-07617), and incorporated herein by reference.

    (9)(f) Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and NYLIAC - Previously filed as Exhibit 1.(9)(b)(5) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-07617), and incorporated herein by reference.

    (9)(g) Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and NYLIAC - Previously filed as Exhibit 1.(9)(b)(6) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-07617), and incorporated herein by reference.

    (10) Form of Application - Previously filed as Exhibit 1.(10) to the initial registration statement on Form S-6 for NYLIAC Variable Universal Life Separate Account-I (File No. 33-64410), re-filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit 1.(10) to Post-Effective Amendment No. 4 to Registrant's registration statement on Form S-6 , and incorporated herein by reference.

2.               Opinion and Consent of Jonathan Gaines, Esq. - filed herewith.

3.               Not applicable.

4.               Not applicable.

5.               Not applicable.

6. Opinion and Consent of Irwin Don, Associate Actuary - filed herewith.

7.               Consent of Price Waterhouse LLP - filed herewith.

8 (a) Powers of Attorney for the Directors and Officers of NYLIAC - Previously filed as Exhibit 1.(9)(c) to Pre-Effective Amendment No. 2 to the registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-07617), and incorporated herein by reference for the following:

                 Jay S. Calhoun, Vice President, Treasurer and Director
                   (Principal Financial Officer)
                 Richard M. Kernan, Jr., Director
                 Robert D. Rock, Senior Vice President and Director
                 Frederick J. Sievert, President and Director (Principal
                   Executive Officer)
                 Stephen N. Steinig, Senior Vice President, Chief Actuary and
                   Director
                 Seymour Sternberg, Director

8 (b) Power of Attorney for Maryann L. Ingenito, Vice President and Controller (Principal Accounting Officer) - Previously filed as Exhibit 1.(9)(d) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-07617), and incorporated herein by reference.

8 (c) Power of Attorney for Howard I. Atkins, Executive Vice President (Principal Financial Officer) - filed herewith.

8 (d) Memorandum describing NYLIAC's issuance, transfer and redemption procedures for the survivorship variable adjustable life insurance policies - filed herewith.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the Registrant, NYLIAC Variable Universal Life Separate Account-I, has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City and State of New York on the 3rd day of April, 1998.


                                          NYLIAC VARIABLE UNIVERSAL LIFE
                                          SEPARATE ACCOUNT-I
                                                  (Registrant)

                                          By /s/ Michael G. Gallo
                                            -----------------------------------
                                                  Michael G. Gallo
                                                  Senior Vice President

                                          NEW YORK LIFE INSURANCE AND
                                          ANNUITY CORPORATION
                                                  (Depositor)

                                          By /s/ Michael G. Gallo
                                            -----------------------------------
                                                  Michael G. Gallo
                                                  Senior Vice President

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

    Howard I. Atkins*                          Executive Vice President (Principal Financial Officer)

    Jay S. Calhoun*                            Vice President, Treasurer and Director

    Maryann L. Ingenito*                       Vice President and Controller (Principal Accounting Officer)

    Richard M. Kernan, Jr.*                    Director

    Robert D. Rock*                            Senior Vice President and Director

    Frederick J. Sievert*                      President and Director (Principal Executive Officer)

    Stephen N. Steinig*                        Senior Vice President, Chief Actuary and Director

    Seymour Sternberg*                         Director


*By   /s/ Michael G. Gallo
    ------------------------------
    Michael G. Gallo
    Attorney-in-Fact
    April 3, 1998

                                 EXHIBIT INDEX

Exhibit
Number                   Description
------                   -----------
1.(1)(b)                 Resolution of the Board of Directors of NYLIAC

1.(5)(c)(2)              Amended Form of Level First-To-Die Term Rider for Survivorship Variable Adjustable Life Insurance

1.(5)(d)(2)              Amended Form of First-To-Die Monthly Deduction Waiver Rider for Survivorship Variable Adjustable Life
                         Insurance

1.(6)(b)(2)              Amendments to By-Laws of NYLIAC

2.                       Opinion and Consent of Jonathan Gaines, Esq.

6.                       Opinion and Consent of Irwin Don, Associate Actuary

7.                       Consent of Price Waterhouse, LLP

8 (c)                    Power of Attorney for Howard I. Atkins, Executive Vice President (Principal Financial Officer).

8 (d)                    Memorandum Describing NYLIAC's Issuance, Transfer and Redemption Procedures for the Survivorship Variable
                         Adjustable Life Insurance Policies